FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of May 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Takeda Reports FY2018 Full Year Results and Issues FY2019 Guidance

2.	(English Translation) Summary of Financial Statements (IFRS) (Consolidated) - Financial Results for the Fiscal Year Ended March 31, 2019

3.	(English Translation) FY2018 Earnings Announcement

4.	(English Translation) FY2018 Pipeline Supplemental

5.	(English Translation) Notice Regarding Deviation of Consolidated Results Between the Period Ended March 31, 2019 and the Previous Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

May 14, 2019

Takeda Reports FY2018 Full Year Results and Issues FY2019 Guidance

•	Excellent FY2018 results driven by key growth products and strict Opex discipline, with Legacy Takeda[1] greatly exceeding original guidance and absorbing Shire acquisition-related costs

•	In FY2019, continued momentum of key growth products in Takeda’s five key business areas[2] is expected to largely offset significant loss of exclusivity headwinds

•	Strong base for future growth with a balanced portfolio of 14 global brands[3], an innovative R&D engine to deliver a sustainable pipeline, and a commitment to margin expansion and deleveraging targets

FY2018 Full Year Results

Legacy Takeda Underlying Revenue +5.3%; Consolidated reported revenue +18.5%

•	Underlying Revenue growth for Legacy Takeda was solid at +5.3%, with significant contributions from key growth products such as ENTYVIO (+34.8%) and NINLARO (+36.1%).

•

Consolidated reported revenue increased +18.5% to 2,097.2 billion yen. This was mainly due to the inclusion of Legacy Shire’s results from January 8, 2019, which was offset by the one-time negative impact from applying Takeda’s distribution channel policies to Legacy Shire products.

Legacy Takeda Underlying Core Earnings margin expanded +540 basis points

•

Legacy Takeda underlying Core Earnings grew +38.7%, with Opex discipline driving three fourths of the +540bps margin expansion. Legacy Takeda’s underlying Core Earnings margin has now expanded +960bps based on simple addition of gains in the last two years, driven by key growth products and execution of the Global Opex Initiative.

•

Legacy Takeda operating profit grew +70.3% mainly driven by business momentum. Large one-time gains in FY2017 from the divestiture of Wako Pure Chemical and the transfer of additional products to the Teva JV were matched by increased gains on sales of real estate and the divestitures of Multilab and Techpool in FY2018.

•

Consolidated reported operating profit decreased -15.2% to 205.0 billion yen, and consolidated reported EPS declined -52.6% to 113 yen per share, mainly impacted by significant non-cash purchase accounting expenses. The strong performance in Legacy Takeda reported operating profit entirely absorbed Shire acquisition-related costs incurred in FY2018.

[1]

References to “Legacy Takeda” exclude Legacy Shire financials (which have been consolidated into Takeda’s results from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting. References to “Legacy Shire” are to the businesses acquired in Takeda’s acquisition of Shire, which was completed on January 8, 2019, and to the results of those businesses before or after the completion of the acquisition, as the context requires

[2]	Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies, Oncology, and Neuroscience
[3]	Entyvio, Gattex/Revestive, Alofisel, Vpriv, Elaprase, Natpara/Natpar, Adynovate, Takhzyro, HyQvia, Cuvitru, Gammagard Liquid/Kiovig, Albumin/Flexbumin, Ninlaro, Alunbrig

1

Innovative R&D engine delivered important pipeline milestones

•

ENTYVIO demonstrated superior efficacy versus adalimumab in ulcerative colitis head-to-head VARSITY study[4]. Regulatory applications for a subcutaneous formulation filed in the U.S. for ulcerative colitis and Europe for ulcerative colitis and Crohn’s disease.[5]

•	Approvals in FY2018 for TAKHZYRO in the U.S. and Europe as well as ALUNBRIG in Europe.

•

Important label expansions for ADCETRIS to include previously untreated Hodgkin lymphoma approved in Japan and Europe, as well as TRINTELLIX in the U.S. to include data on speed of processing and Treatment Emergent Sexual Dysfunction.

•	Innovative pipeline has delivered 15 New Molecular Entity clinical stage-ups since April 2018.

•	44 new collaborations with biotech and academia in FY2018, and announced 3 leading-edge cell-therapy partnerships.

Disposing non-core assets to generate cash and focus the business

•	Consolidated Free Cash Flow +4.6% to 378.1 billion yen, including 200.9 billion yen from the sale of real estate, marketable securities, and non-core businesses Techpool and Multilab.

•

On May 8, 2019, Takeda announced agreements to divest XIIDRA to Novartis for $3.4 billion upfront in cash and up to an additional $1.9 billion in potential milestones, and TACHOSIL to Ethicon for €358 million upfront with a long-term Manufacturing Services Agreement.[6]

•	Takeda intends to use proceeds from the disposal of non-core assets to reduce debt and accelerate deleveraging toward its target of 2.0x net debt/adjusted EBITDA in 3 to 5 years.

Christophe Weber, President and Chief Executive Officer of Takeda, commented:

“Fiscal 2018 was an important year in the history of Takeda as we completed the acquisition of Shire to create a competitive, values-based, R&D-driven global biopharmaceutical leader. I am delighted to say that throughout the year, while we have focused on planning and executing the integration, we have also maintained strong business momentum, as demonstrated by our excellent financial results.

The integration of Shire is progressing as planned, aligned with Takeda’s values and culture. We have also identified opportunities to realize greater cost synergies, and already have made progress on our divestment strategy for non-core assets.

Looking ahead, I believe we have a strong and resilient foundation for the future growth of the business. We are focused on our five key business areas of GI, Rare Diseases, Plasma-Derived Therapies, Oncology and Neuroscience, and our revenue over the medium term will be driven by a balanced portfolio including 14 global brands. Our innovative pipeline is also delivering, as shown by the 15 clinical stage-ups over the past year, and we are committed to executing towards our margin expansion and deleveraging targets.

With our business area focus, R&D engine, and financial strength, Takeda is well positioned to deliver long-term value to patients and our shareholders.”

[4]	Schreiber S, et al. J Crohns Colitis 2019;13(Supplement_1):S612–3 (abst OP34). [Oral presentation]
[5]	Biologics Licensing Application in the U.S.; Marketing Authorization Line Extension Application in the EU
[6]

Divestments of XIIDRA and TACHOSIL expected to close the second half of calendar year 2019, subject to customary closing conditions, including the satisfaction of legal, regulatory and, where applicable, local works council requirements.

2

FY2018 Consolidated Reported Results (April - March)

•	Strong Legacy Takeda performance absorbed Shire acquisition-related costs. For more details on the breakdown of these expenses, please refer to the attached appendix.

(billion yen)	FY2017	FY2018	% Growth vs Prior Year
Revenue	1,770.5	2,097.2	+18.5%
Operating Profit	241.8	205.0	-15.2%
Net Profit [i]	186.9	109.1	-41.6%
EPS	239 yen	113 yen	-52.6%
Core Earningsii	322.5	459.3	+42.4%

i	Attributable to the owners of the company.
ii

Core Earnings, which is not a measure presented in accordance with IFRS, represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

FY2018 Legacy Takeda Reported Results (April - March)

(billion yen)	FY2017	FY2018iii	% Growth vs Prior Year
Revenue	1,770.5	1,788.0	+1.0%
Operating Profit	241.8	411.8	+70.3%
Net Profitiv	186.9	312.9	+67.4%
EPS[v]	239 yen	399 yen	+66.6%
Core Earningsvi	322.5	393.3	+21.9%

iii	Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting.
iv	Attributable to the owners of the company.
v	Number of shares used for FY2018 EPS calculation: 784,477,109 shares (as of January 7, 2019, the day before the completion of the Shire acquisition)
vi

Core Earnings is not a measure presented in accordance with IFRS and represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

3

FY2019 Full Year Guidance

FY2019 Management Guidance: Business momentum expected to largely offset significant Loss of Exclusivity headwinds

•	Momentum of key growth products in our 5 Key Business Areas is expected to largely offset the significant Loss of Exclusivity of VELCADE, FIRAZYR, ULORIC & other products.

•	Full year consolidation of Legacy Shire results, cost synergies and OPEX discipline is expected to contribute to underlying Core EPS of 350-370 yen.

Guidance
Underlying Revenue Growthvii	Flat to slightly declining
Underlying Core Earnings Margin	Mid-twenties %
Underlying Core EPS	350-370 yen
Annual dividend per share	180 yen

•

Financial assumption for VELCADE in the U.S. is for one additional non-therapeutically equivalent competitor with intravenous and subcutaneous administration launching in July 2019. If no additional competitor launches, pro-forma underlying revenue growth would be “flat to slightly increasing”.

vii

Constant Exchange Rate growth (applying FY2018 full year average foreign exchange rate) compared to baseline of JPY 3,300 billion (pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD)

Note: FY2019 Management Guidance does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL. However, Takeda does not expect these divestitures to have a meaningful impact on its management guidance.

Costa Saroukos, Chief Financial Officer of Takeda, stated:

“Our guidance for fiscal year 2019 reflects a significant impact from Loss of Exclusivity, without which the top-line would be growing by ~6-7 percentage points, driven by continued volume expansion of key products such as ENTYVIO, TAKHZYRO, NINLARO, and our Immunoglobulin franchise. We expect our Underlying Core Earnings margin to reach the mid-twenties in fiscal 2019, and we are targeting Underlying Core Earnings margin in the mid-thirties in the medium term, driven by continued Opex efficiencies and relentless execution against our cost synergy targets. After closing the Shire acquisition we conducted a deep-dive, bottoms-up review of the synergy opportunities, and I am pleased to say we are raising our cost synergy target from $1.4 billion to approximately $2 billion in annual recurring savings by the end of fiscal 2021.

In addition to margin improvement, we also are committed to rapid deleveraging towards our target net debt / adjusted EBITDA ratio of 2.0x in 3 to 5 years. This will be driven by strong cash flow, and accelerated deleverage from our divestitures such as the recently announced agreements to sell XIIDRA and TACHOSIL. In addition, we will continue to make focused investments in the business to support our growth drivers, and intend to maintain our well-established dividend policy of 180 yen per share annually.

Takeda has delivered against its commitments in FY2018, as exemplified in our superb margin improvement and cash generation, and we are committed to delivering against our future targets to drive significant returns for our shareholders.”

FY2019 Forecast: Expecting strong increase in core earnings of +92.2%, with Net Profit excluding deal-related costs and the impact of purchase accounting growing at +17.7%

•	Anticipate Revenue up +57.4% vs. prior year due to inclusion of Legacy Shire’s full year results for the full year.

•

Expect Operating Profit and EPS to be significantly impacted by Shire acquisition-related integration costs and costs related to purchase accounting. Excluding the impact of Shire acquisition-related costs and purchase accounting, Net Profit for the year would increase +17.7% (refer to the attached appendix for details).

4

•	Anticipate Core Earnings strongly increasing +92.2% from full year Legacy Shire contribution, cost synergies and continued OPEX discipline.

(billion yen)	FY2018 Results	FY2019 Forecast	% change
Revenue	2,097.2	3,300.0	+57.4%
Operating Profit	205.0	-193.0	N/A
Net Profit	109.1	-383.0	N/A
EPS	113 yen	-246 yen	N/A
Core Earnings	459.3	883.0	+92.2%
Exchange Rate (annual average)	1 US$= 111 yen 1 euro= 129 yen	1 US$= 111 yen 1 euro= 124 yen

For more details on Takeda’s FY2018 results and other financial information, please visit https://www.takeda.com/investors/reports/

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com

Contacts

Investor Relations	Media Relations
Takashi Okubo, +81-(0)3-3278-2306	Kazumi Kobayashi, +81 (0)3-3278-2095
takeda.ir.contact@takeda.com	kazumi.kobayashi@takeda.com

5

Important Notice

For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. In particular, this press release contains forecasts and management estimates related to the financial and operational performance of Takeda, including statements regarding forecasts for Revenue, Operating profit, Adjusted EBITDA, Profit before income taxes, Net profit attributable to owners of Takeda, Basic earnings per share, Amortization and impairment and other income/expense, Underlying Revenue, Underlying Core Earnings margin, Underlying Core EPS and Net Debt. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information – D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this press release should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

6

Certain Non-IFRS Financial Measures

This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Medical information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information

Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial statements of Shire plc (“Shire”) are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Therefore, the respective financial information of Takeda and Shire are not directly comparable.

The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition.

Furthermore, this presentation refers to Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA. Takeda’s Adjusted EBITDA is not a measure presented in accordance with IFRS, and Shire’s Non-GAAP EBITDA is not a measure presented in accordance with U.S. GAAP. The most closely comparable measure presented in accordance with IFRS (for Takeda) is net profit for the year and in accordance with U.S. GAAP (for Shire) is net income. Please see slides 58 and 74 for a further description of Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA and a reconciliation to the respective most closely comparable measures presented in accordance with IFRS and U.S. GAAP. Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are not directly comparable, because (1) Takeda’s results are based on IFRS and Shire’s results are based on U.S. GAAP and (2) Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are defined differently.

###

7

FY2018 REPORTED RESULTS IN DETAIL

(BN YEN)	FY2017 LEGACY TAKEDA	FY2018 LEGACY TAKEDA[*1] (A)	VS. PY		FY2018 SHIRE ACQUISITION RELATED COSTS[*2] (B)	FY2018 LEGACY SHIRE[*3] (C)	FY2018 PURCHASE ACCOUNTING IMPACT (D)	FY2018 CONSOLIDATED TOTAL (A)+(B)+(C)+(D)	VS. PY	
Revenue	1,770.5	1,788.0	+17.5	+1.0%	-	309.2	-	2,097.2	+326.7	+18.5%
Cost of sales	-495.9	-476.4	+19.6	+3.9%	-	-101.6	-81.7	-659.7	-163.8	-33.0%
Gross Profit	1,274.6	1,311.7	+37.1	+2.9%	-	207.6	-81.7	1,437.5	+162.9	+12.8%
% of revenue	72.0%	73.4%		+1.4pp	-	67.1%	-	68.5%		-3.4pp
SG&A expenses	-628.1	-594.7	+33.4	+5.3%	-23.8	-98.5	-0.6	-717.6	-89.5	-14.2%
R&D expenses	-325.4	-323.7	+1.7	+0.5%	-1.6	-43.0	-	-368.3	-42.9	-13.2%
Amortization of intangible assets	-126.1	-95.4	+30.7	+24.3%	-	0.0	-99.2	-194.7	-68.6	-54.4%
Impairment losses on intangible assets	4.0	-8.7	-12.7	-	-	-0.0	-	-8.7	-12.7	-
Other operating income	169.4	161.2	-8.2	-4.8%	-	-1.4	-	159.9	-9.5	-5.6%
Other operating expenses	-126.6	-38.6	+88.0	+69.5%	-59.6	-4.9	-	-103.2	+23.4	+18.5%
Operating profit	241.8	411.8	+170.0	+70.3%	-85.0	59.8	-181.6	205.0	-36.8	-15.2%
% of revenue	13.7%	23.0%		+9.4pp	-	19.3%	-	9.8%		-3.9pp
Finance income	39.5	16.6	-22.9	-57.9%	-	-0.0	0.2	16.8	-22.7	-57.4%
Finance expenses	-31.9	-27.1	+4.8	+15.1%	-41.3	-10.6	-4.2	-83.3	-51.4	-160.9%
Equity income/loss	-32.2	-43.9	-11.7	-36.4%	-	0.3	-	-43.6	-11.4	-35.5%
Profit before tax	217.2	357.4	+140.2	+64.5%	-126.3	49.4	-185.6	94.9	-122.3	-56.3%
Net profit	186.9	312.9	+126.0	+67.4%	-100.2	38.1	-141.7	109.1	-77.8	-41.6%
EPS (yen)[*4]	239 yen	399 yen	+159 yen	+66.6%	-	-	-	113 yen	-126 yen	-52.6%
Core Earnings	322.5	393.3	+70.8	+21.9%	-	66.0	-	459.3	+136.8	+42.4%
Core Earnings Margin	18.2%	22.0%		+3.8pp	-	21.4%	-	21.9%		+3.7pp
USD/JPY	111 yen	111 yen	-0 yen	-0.4%				111 yen	-0 yen	-0.4%
EUR/JPY	129 yen	129 yen	-1 yen	-0.4%				129 yen	-1 yen	-0.4%

*1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting

*2. Costs incurred by Legacy Takeda and Legacy Shire related to the acquisition

*3. Legacy Shire financials (from January 8, 2019, to March 31, 2019) excluding acquisition related costs

*4. Number of shares used for FY2018 EPS calculation: Legacy Takeda 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition) and consolidated total 961,476,993 shares (April 2018 – March 2019 average)

Takeda

FY2019 FORECAST Note: This FY2019 Reported Forecast does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL, but Takeda does not expect these divestitures to have a material impact. The FY2019 Reported Forecast will be updated at a later date to reflect these divestitures once a reliable estimate of their impact can be made, which will depend upon the exact timing of transaction close. FY2018 Actual FY2019 Forecast Revenue 2,097.2 3,300.0 +1,202.8 +57.4% 2,097.2 3,300.0 +1,202.8 +57.4% R&D expenses -368.3 -491.0 -122.7 -33.3% -366.7 -491.0 -124.3 -33.9% Amortization & impairment -203.4 -659.0 -455.6 -224.0% -104.1 -220.0 -115.9 -111.3% Other operating income 159.9 9.0 -150.9 -94.4% 159.9 9.0 -150.9 -94.4% Other operating expenses -103.2 -172.0 -68.8 -66.7% -43.5 -18.0 +25.5 +58.6% Operating profit 205.0 -193.0 -398.0—471.5 654.0 +182.5 +38.7% Profit before tax 94.9 -369.0 -463.9—406.8 581.0 +174.2 +42.8% Net profit 109.1 -383.0 -492.1—351.0 413.0 +62.0 +17.7% EPS (yen) 113 yen -246 yen -360 yen—365 yen 266 yen -99 yen -27.2% Core Earnings 459.3 883.0 +423.7 +92.2% 459.3 883.0 +423.7 +92.2% USD/JPY 111 yen 111 yen -0 yen EUR/JPY 129 yen 124 yen -5 yen (Bn yen) FY2019 Forecast FY2018 Actual vs. PY Excl. Shire acquisition vs. PY related costs and purchase accounting impact Shire acquisition related costs FY2018 FY2019 SG&A and R&D expenses—acquisition costs, etc. -25.3—Other operating expenses—integration costs -59.6 -154.0 Financial expenses—Bridge loan fees, interests, etc. -41.3 -87.0 Profit Before Tax impact -126.3 -241.0 Purchase accounting impact (major items) Cost of sales—unwinding of inventories step-up -82.2 -253.0 Amortization of intangible assets—Shire acquisition -99.2 -439.0 Other non-cash items Amortization of intangible assets—Legacy Takeda -95.4 -99.0 Impairment -8.7 -121.0

9

SUMMARY OF FINANCIAL STATEMENTS [IFRS] (CONSOLIDATED)

Financial Results for the Fiscal Year Ended March 31, 2019

May 14, 2019

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo

TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance

Scheduled date of annual general meeting of shareholders: June 27, 2019

Scheduled date of securities report submission: June 27, 2019

Scheduled date of dividend payment commencement: June 28, 2019

Supplementary materials for the financial statements: Yes

Presentation to explain for the financial statements: Yes

(Million JPY, rounded to the nearest million)

1.	Consolidated Results for Fiscal 2018 (April 1, 2018-March 31, 2019)

(1)	Consolidated Operating Results

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit for the year		Profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Fiscal 2018	2,097,224	18.5	204,969	(15.2)	94,896	(56.3)	109,014	(41.6)	109,126	(41.6)
Fiscal 2017	1,770,531	2.2	241,789	55.1	217,205	51.5	186,708	61.6	186,886	62.6

	Total comprehensive income for the year		Basic earnings per share	Diluted earnings per share	Return on equity attributable to owners of the Company	Ratio of profit before income taxes to total assets	Ratio of operating profit to revenue
	(Million JPY)	(%)	(JPY)	(JPY)	(%)	(%)	(%)
Fiscal 2018	99,192	(59.1)	113.50	112.86	3.0	1.1	9.8
Fiscal 2017	242,664	160.5	239.35	237.56	9.6	5.1	13.7

(Reference) Share of profit (loss) on investments accounted for using the equity method:

Fiscal 2018        (43,627) million JPY             Fiscal 2017         (32,199) million JPY

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2019	13,872,322	5,163,588	5,159,582	37.2	3,318.53
As of March 31, 2018	4,106,463	2,017,409	1,997,424	48.6	2,556.51

(3)	Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
Fiscal 2018	328,479	(2,835,698)	2,946,237	702,093
Fiscal 2017	377,854	(93,342)	(326,226)	294,522

(Note) (1) Consolidated Operating Results and (3) Consolidated Cash Flows include Shire results from January 8 to March 31, 2019.

2.	Dividends

	Annual Dividends (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	End of 1st quarter	End of first half	End of 3rd quarter	Year-end	Total
Fiscal 2017	—	90.00	—	90.00	180.00	142,672	75.2	7.2
Fiscal 2018	—	90.00	—	90.00	180.00	212,344	158.6	6.1
Fiscal 2019 (Projection)	—	90.00	—	90.00	180.00		—

3.	Projected Consolidated Results for Fiscal 2019 (April 1, 2019-March 31, 2020)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Earnings		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
Fiscal 2019	3,300,000	57.4	883,000	92.2	(193,000)	—	(369,000)	—	(383,000)	—	(246.34)

Fiscal 2019 Management Guidance (Excluding any impact of divestitures)

Underlying Revenue Growth (Pro-forma)	Flat to slightly declining
Underlying Core Earnings Margin	Mid-twenties
Underlying Core EPS	350 – 370 yen

(Note)	Please refer to page 9 for details of “Underlying growth”.

This financial outlook is based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Additional Information

(1) Changes in significant subsidiaries during the period		: Yes
(changes in specified subsidiaries resulting in the change in consolidation scope)

Shire Pharmaceutical Holdings Ireland Limited, Shire Pharmaceuticals International Unlimited Company, Shire plc, Baxalta Incorporated, Dyax Corp., Shire Ireland Finance Trading Limited

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS		: Yes
2) Changes in accounting policies other than 1)		: No
3) Changes in accounting estimates		: No

(Note)  For details, refer to “4. Consolidated Financial Statements [IFRS] and Major Notes (6) Notes to Consolidated Financial Statements (Important Items That Form the Basis of Preparing Consolidated Financial Statements)” on page 26.

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding (including treasury stock) at term end:

March 31, 2019	1,565,005,908 shares
March 31, 2018	794,688,295 shares

2) Number of shares of treasury stock at term end:

March 31, 2019	10,225,845 shares
March 31, 2018	13,379,133 shares

3) Average number of outstanding shares:

Fiscal 2018	961,476,993 shares
Fiscal 2017	780,811,628 shares

(Reference) Summary of Unconsolidated Results

Summary of Unconsolidated Results for Fiscal 2018 (April 1, 2018 – March 31, 2019)

(1)	Unconsolidated Operating Results

	(Percentage figures represent changes from previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Fiscal 2018	651,347	(1.2)	73,865	9.0	17,514	(86.1)
Fiscal 2017	659,462	(10.6)	67,736	(3.6)	125,944	53.7

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
Fiscal 2018	88,231	(52.8)	91.76		91.72
Fiscal 2017	187,004	72.6	239.47		239.18

(2)	Unconsolidated Financial Position

	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders’ equity ratio (%)	Shareholders’ equity per share (JPY)
As of March, 2019	9,534,645	4,647,171	48.7	2,987.94
As of March, 2018	2,948,562	1,565,913	53.1	2,002.29

(Reference) Shareholders’ equity	As of March 31, 2019	4,645,844 million JPY
	As of March 31, 2018	1,564,581 million JPY

*  This summary of financial statements is exempt from audit procedures

*  Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•

All forecasts in this document are based on information currently available to the management, and do not represent a promise or guarantee to achieve those forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuation of foreign exchange rates. If a significant event occurs that requires the forecasts to be revised, the Company will disclose it in a timely manner.

•	For details of the financial forecast, please refer to “1. Business Performance (4) Outlook for Fiscal 2019” on page 13.

•

Supplementary materials for the financial statements such as presentation materials for the earnings release conference to be held on May 14, 2019, and the audio of the conference including question-and- answer session will be promptly posted on the Company’s website.

(Takeda Website):

http://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Attachment Index

1. Financial Highlights for the Year Ended March 31, 2019	2
(1) Business Performance	2
(2) Consolidated Financial Position	11
(3) Consolidated Cash Flow	12
(4) Outlook for Fiscal 2019	13
(5) Capital Allocation Policy and Dividends for Fiscal 2018 and 2019	18

2. Management Policy	19
(1) Basic Management Policy	19
(2) Mid- to Long-Term Business Strategy and Issues to Be Addressed	19

3. Basic Approach to the Selection of Accounting Standards	20

4. Consolidated Financial Statements [IFRS] and Major Notes	21
(1) Consolidated Statement of Operations	21
(2) Consolidated Statement of Operations and Other Comprehensive Income	21
(3) Consolidated Statement of Financial Position	22
(4) Consolidated Statement of Changes in Equity	23
(5) Consolidated Statement of Cash Flows	25
(6) Notes to Consolidated Financial Statements	26
(Notes Regarding Assumption of a Going Concern)	26
(Important Items That Form the Basis of Preparing Consolidated Financial Statements)	26
(Segment Information)	31
(Earnings Per Share)	31
(Business Combinations)	32
(Significant Subsequent Events)	35

[Appendix]

  1 Revenue by Region

  2 Prescription Drugs Revenue by Region

  3 Major Legacy Takeda Product Sales in Each Region

  4 Revenue by Business Area

  5 Product Sales Analysis

  6 Product Forecasts

  7 Exchange Rate

  8 CAPEX, Depreciation, Amortization and Impairment Losses

  9 Financial Indicators

10 Consolidated Financials - Reconciliation from Reported to Core - FY2018 & FY2017

11 Legacy Takeda - Reconciliation from Reported to Core/Underlying Core - FY2018 & FY2017

12 Reconciliation from net profit to EBITDA / Adjusted EBITDA

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

1. Financial Highlights for the Year Ended March 31, 2019

(1) Business Performance

(i) Business Overview

We are a global, values-based, R&D-driven, biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and marketing of pharmaceutical products. We have a geographically diversified global business base operating in approximately 80 countries, and our prescription drugs are marketed in approximately 100 countries, which are recognized brands in major countries worldwide.

We have grown both organically and through acquisition, completing multiple transactions that have brought growth to our areas of therapeutic, geographic, and pipeline focus; especially through the acquisition of Shire plc (“Shire”) in January 2019 for 6.2 trillion JPY. The acquisition of Shire strengthened our presence in GI and neuroscience, while providing us with a leading position in rare diseases and plasma derived therapies. It also enhanced our R&D engine creating a highly complementary, robust, modality-diverse pipeline. Commercially, the acquisition significantly strengthened our presence in the United States.

We are focused on four core therapeutic areas of oncology, gastroenterology, rare diseases, neuroscience along with targeted R&D investments in plasma-derived therapies and vaccines.

Our business and results of operations are impacted by many factors, including acquisitions and divestitures, changes in the global pharmaceutical industry, and other economic conditions. Examples of these factors include, but are not limited to:

•

Acquisition of Shire and, to a lesser extent, other acquisitions. In addition to the added business and our ability to integrate successfully, our results are impacted by the amortization expense of the intangible assets acquired, the expense related to the unwinding of inventory fair value adjustment, and the increase in interest expense associated with the debt financing to fund these acquisitions. During the fourth quarter ended March 31, 2019, we recorded amortization expense of 99.2 billion JPY associated with acquired intangible assets, 82.2 billion JPY related to the charge to unwind the fair value step up on inventory, and 41.3 billion JPY of financial expense including incremental interest expense associated with these acquisitions.

•	Increase in the global demand for healthcare across markets, driven by increased access to healthcare, particularly in low-income and middle-income countries.

•	Government policy to promote innovation and addressing unmet needs. On the other hand increased pressure on pricing mostly due to efforts towards health care cost containment.

•	Economic growth continues to be stagnant in many major developed countries, while the pace of growth in many emerging economies has declined

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(ii) Consolidated Financial Results (April 1 to March 31, 2019)

		Billion JPY
	For the fiscal year ended March 31,
	2018	2019
Revenue	1,770.5	2,097.2
Cost of Sales	(495.9)	(659.7)
Selling, General and Administrative expenses	(628.1)	(717.6)
Research and Development expenses	(325.4)	(368.3)
Amortization and Impairment Losses on Intangible Assets Associated with Products	(122.1)	(203.4)
Other Operating Income	169.4	159.9
Other Operating Expense	(126.6)	(103.2)

Operating Profit	241.8	205.0

Financial Income	39.5	16.8
Financial Expense	(31.9)	(83.3)
Shares of Loss of Associates Accounted for Using the Equity Method	(32.2)	(43.6)

Profit Before Income Tax	217.2	94.9
Income Tax expenses	(30.5)	14.1

Net Profit for the Year	186.7	109.0

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Fiscal Year Ended March 31, 2019 compared with the Fiscal Year Ended March 31, 2018

The consolidated financial results for the fiscal year ended March 31, 2019 include the impact of acquisition of Shire and Shire operations for the period from January 8 to March 31, 2019, which significantly impacted on our results of operation. The following summarizes the impact on our results of operations in the year end March 31, 2019 and on the change in our results between years.

Billion JPY except for percentages

	For the fiscal year ended March 31,
	Consolidated Financial Results			Impact from the Shire acquisition			Remaining Change
	2019	Change vs. the previous year		Shire operations	Impact of purchase accounting	Acquisition/ integration costs	2019	Change vs. the previous year
Revenue	2,097.2	326.7	18.5%	309.2	—	—	1,788.0	17.5	1.0%
Cost of Sales	(659.7)	(163.8)	33.0%	(101.6)	(81.7)	—	(476.4)	19.6	(3.9)%
Selling, general, and administrative expenses	(717.6)	(89.5)	14.2%	(98.5)	(0.6)	(23.8)	(594.7)	33.4	(5.3)%
Research and development expenses	(368.3)	(42.9)	13.2%	(43.0)	—	(1.6)	(323.7)	1.7	(0.5)%
Amortization and impairment losses on intangibles assets associated with products	(203.4)	(81.2)	66.5%	—	(99.2)	—	(104.1)	18.0	(14.7)%
Other operating income	159.9	(9.5)	(5.6)%	(1.4)	—	—	161.2	(8.2)	(4.8)%
Other operating expenses	(103.2)	23.4	(18.5)%	(4.9)	—	(59.6)	(38.6)	88.0	(69.5)%
Operating profit	205.0	(36.8)	(15.2)%	59.8	(181.6)	(85.0)	411.8	170.0	70.3%
Finance income	16.8	(22.7)	(57.4)%	—	0.2	—	16.6	(22.9)	(57.9)%
Finance expense	(83.3)	(51.4)	160.9%	(10.6)	(4.2)	(41.3)	(27.1)	4.8	(15.1)%
Share of profit (loss) of investments accounted for using the equity method	(43.6)	(11.4)	35.5%	0.3	—	—	(43.9)	(11.7)	36.4%
Profit Before Income Tax	94.9	(122.3)	(56.3)%	49.4	(185.6)	(126.3)	357.4	140.2	64.5%
Income Tax expenses	14.1	44.6	(146.3)%	(11.3)	44.0	26.1	(44.6)	(14.1)	46.3%
Net Profit for the Year	109.0	(77.7)	(41.6)%	38.1	(141.7)	(100.2)	312.8	126.1	67.5%

Revenue. Revenue increased 326.7 billion JPY, or 18.5%, to 2,097.2 billion JPY for the fiscal year ended March 31, 2019, including 309.2 billion JPY resulting from the Shire Acquisition.

The remaining increase of 17.5 billion JPY, or 1.0%, results from the continued expansion from three business areas (Gastroenterology, Oncology, and Neuroscience), which was partially offset by the divestitures and the unfavorable impact of foreign currency movements. Change in revenue in the three core business areas was primarily attributable to the following products:

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

•

GI. In Gastroenterology, revenue was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis and Crohn’s disease) with sales of 269.2 billion JPY in the fiscal year ended March 31, 2019, an increase of 67.8 billion JPY, or 33.7%. This increase was mainly attributable to ENTYVIO’s steady expansion of patient share in the bio-naïve segment. Takeda obtained a New Drug Application (“NDA”) approval in July 2018 in Japan for the treatment of patients with moderately to severely active ulcerative colitis and launched the product in November 2018.

Sales of TAKECAB (for acid-related diseases) were 58.2 billion JPY in the fiscal year ended March 31, 2019, an increase of 9.8 billion JPY, or 20.1%, versus the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric ulcers during low-dose aspirin administration.

•

Oncology. In Oncology, sales of NINLARO (for multiple myeloma) were 62.2 billion JPY, an increase of 15.7 billion JPY, or 33.9%, versus the previous year. Strong performance in several regions, particularly in the U.S. continued to contribute to the growth. NINLARO is a once-weekly oral proteasome inhibitor with a profile of efficacy, safety, and convenience. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 4.4 billion JPY, or 11.4%, reflecting strong performance particularly in Japan and Brazil. Sales of ICLUSIG (for leukemia) and ALUNBRIG (for lung cancer), obtained through the acquisition of ARIAD in February 2017, grew by 5.6 billion JPY, or 24.1% and 2.4 billion JPY, or 84.0%, respectively. Sales of VELCADE (for multiple myeloma), which lost market exclusivity in the U.S. in previous year, decreased by 9.4 billion JPY, or 6.9%.

•

Neuroscience. In Neuroscience, sales of TRINTELLIX (for major depressive disorder (MDD)) were 57.6 billion JPY in the fiscal year ended March 31, 2019, an increase of 9.2 billion JPY, or +19.0%, versus the previous year. Prescribers and patients increasingly made TRINTELLIX part of their comprehensive approach to treat MDD.

(Note)	For more details of revenue by product, please refer to the Appendix

The decrease in revenue resulting from divestitures was primarily due to a 18.7 billion JPY decrease resulting from sale of seven long-listed products in Japan to Teva Takeda Yakuhin Ltd. in May 2017, 11.6 billion JPY decrease from the disposition of Guangdong Techpool Bio-Pharma Co in May 2018, and a decrease of 11.0 billion JPY from terminating Takeda’s co-promotion and distribution of Xeljanz in Japan in March 2018.

Shire contributed 309.2 billion JPY to our revenue from the date of acquisition. As part of the integration, this included the application of Takeda’s distribution channel policies to Shire’s portfolio, and a one-time effect resulted in significantly lower days-on-hand of commercial product at wholesalers. Days-on-hand in commercial stock was decreased significantly across various products. The sales were primarily from the following products:

•	GI. In Gastroenterology, revenue was 21.5 billion JPY primarily from the sales of GATTEX (for the treatment of short bowel syndrome) that were 12.8 billion JPY.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

•

Rare Diseases. In Rare Diseases, revenue was 111.2 billion JPY including sales of ADYNOVATE (for the treatment of hemophilia A), TAKHZYRO (for the preventive treatment of hereditary angioedema), and NATPARA (for the treatment of hypoparathyroidism) that were 10.7 billion JPY, 9.7 billion JPY, and 7.1 billion JPY, respectively.

•

Plasma Derived Therapies. In Plasma Derived Therapies, revenue was 96.3 billion including sales of IMMUNOGLOBULIN (mainly for the treatment of primary immunodeficiency and multifocal motor neuropathy) and ALBUMIN (primarily used for the hypovolemia and hypoalbuminemia 62.2 billion JPY and 10.7 billion JPY, respectively.

•	Neuroscience. In Neuroscience, revenue was 60.1 billion JPY including sales of VYVANSE (for the treatment of ADHD and moderate to severe binge eating disorder) of 49.4 billion JPY.

We generated revenue from sales in the following geographies:

Billion JPY except for percentages

	For the fiscal year ended March 31,
	2018		2019
Revenue:
Japan	580.3	32.8%	571.0	27.2%
United States	598.3	33.8	829.0	39.5
Europe and Canada	313.7	17.7	405.6	19.3
Russia/CIS	68.2	3.9	59.7	2.8
Latin America	75.7	4.3	88.1	4.2
Asia (excluding Japan)	104.0	5.9	105.4	5.0
Other	30.2	1.7	38.3	1.8

Total	1,770.5	100.0%	2,097.2	100.0%

Cost of Sales. Cost of Sales increased 163.8 billion JPY, or 33.0%, to 659.7 billion JPY for the fiscal year ended March 31, 2019. This includes 101.6 billion JPY related to the sale of Shire products and the impact of purchase price allocation of a 81.7 billion JPY mainly due to non-cash charge from the unwinding of the fair value step up on the inventory from the Shire Acquisition. This increase was offset by a decrease in remaining Cost of Sales 19.6 billion JPY, or 3.9%, primarily due to a more favorable product mix.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 89.5 billion JPY, or 14.2%, to 717.6 billion JPY for the fiscal year ended March 31, 2019, primarily due to acquisition of Shire’s operations in our results of 98.5 billion JPY and related acquisition costs of 23.8 billion JPY. This increase was partially offset by a decrease of remaining SG&A expenses of 33.4 billion JPY due to a favorable impact of the Global Opex Initiative as well as lower long-term share-based incentive payments to management.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Research and Development (R&D) expenses. R&D expenses increased 42.9 billion JPY, or 13.2%, to 368.3 billion JPY, primarily resulting from the acquisition of Shire. The remainder of our R&D expenses remained steady compared to the previous year.

Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 81.2 billion JPY, or 66.5%, to 203.4 billion JPY for the fiscal year ended March 31, 2019. This represents an increase of 99.2 billion JPY related to amortization of intangible assets recorded in the Shire Acquisition and a 22.6 billion reversal of the COLCRYS impairment recorded in the previous year. This increase was offset by lower amortization expense of 36.7 billion JPY, which related to the VELCADE intangible asset fully amortized within the previous year.

Other Operating Income. Other Operating Income decreased 9.5 billion JPY, or 5.6%, to 159.9 billion JPY for the fiscal year ended March 31, 2019. The decrease was primarily due to the net impact of a 106.3 billion JPY gain on the sale of Wako Pure Chemical Industries, Ltd. recorded in the previous year, whereas we recorded a 50.3 billion gain on sale of Property, Plant & Equipment and Investment Property including Takeda’s old headquarter building in Tokyo as well as a 38.2 billion JPY gain on sale of shares of the subsidiary, to which respective real estate businesses were transferred in the current year.

Other Operating Expenses. Other Operating Expenses decreased 23.4 billion JPY, or 18.5%, to 103.2 billion JPY for the fiscal year ended March 31, 2019, which was a decrease of 88.0 billion JPY partially offset by 59.6 billion JPY of Shire integration costs. The decrease was primarily due to a decrease of 22.8 billion JPY in restructuring expense, and other costs incurred in the prior year that did not reoccur in the current fiscal year such as a 41.5 billion JPY loss on the liquidation of a foreign subsidiary.

Operating Profit. As a result of the above factors, Operating Profit decreased by 36.8 billion JPY, or 15.2%, to 205.0 billion JPY for the fiscal year ended March 31, 2019.

Net Financial Income / (Expense). Net Financial Expense was a 66.4 billion JPY in the current year, an increase of 74.1 billion JPY compared to the previous year, which includes 41.3 billion JPY mainly related to interest on borrowings used to partially fund the Shire Acquisition. The remaining increase is primarily due to the exclusion of a 30.4 billion JPY gain from the adoption of a new accounting standard related to accounting for equity securities that was recorded in the prior year.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Shares of Loss of Associates Accounted for Using the Equity Method. Shares of Loss of Associates Accounted for Using the Equity Method were 43.6 billion JPY, an increase of 11.4 billion JPY from the previous year. This primarily relates to Takeda’s share of an impairment charge recognized by Teva Takeda Pharma Ltd. Teva Takeda Pharma Ltd. operates a business of long-listed products and generics, and conducted a revaluation of its assets in response to changes in the business environment.

Income Tax expenses. Income Tax Expenses decreased 44.6 billion JPY, or -146.3% from 30.5 billion JPY for the fiscal year ended March 31, 2018 to tax benefit of 14.1 billion JPY for the fiscal year ended March 31, 2019. This decrease was mainly due to tax benefit of 58.7 billion JPY from the Shire acquisition. Excluding the Shire acquisition impact, the remaining Income Tax Expenses increased 14.1 billion JPY mainly due to an increase in Profit Before Tax, as well as the impacts from the enactment of the Tax Cuts and Jobs Act (Tax Reform) in the U.S. in the previous year. These factors were partially offset by capital loss related to restructuring of subsidiaries in the current year.

Net Profit for the Year. Net Profit for the Year decreased 77.7 billion JPY, or 41.6%, to 109.0 billion JPY for the fiscal year ended March 31, 2019.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(iii) Underlying Growth (April 1, 2018 to March 31, 2019)

Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes. For the year ended March 31, 2019, the impact of Shire acquisition has been excluded from our Underlying measures to allow comparison to prior year Underlying measures.

Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excludes the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses “Underlying Revenue (1) Growth”, “Underlying Core Earnings (2) Growth”, and “Underlying Core EPS (3) Growth” as key financial metrics.

Legacy Takeda Underlying Growth
Change versus the same period of the previous year
	%	Billion JPY
Underlying Revenue	+5.3%	+89.1
Underlying Core Earnings	+38.7%	+109.5
Underlying EPS	+29.0%	+77.88 JPY

(1)

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reporting periods presented and excludes the impact of the Shire Acquisition.

In this period, the underlying revenue excludes the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd. which is a subsidiary of Teva Takeda Pharma Ltd. and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(2)

Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reported periods and the impact of the Shire acquisition. Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

In this period, divestitures include the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd., and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(3)

Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, the impact of the Shire acquisition, items excluded in the calculation of Core Earnings, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

In this period, the other non-operating significant items that are excluded in calculating Underlying Core EPS include the financial costs such as incremental interest costs from loans payable related to the Shire acquisition in addition to fair value adjustments and the imputed financial charge related to contingent consideration.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Underlying Revenue. Legacy Takeda Underlying Revenue growth was +5.3% compared to the same period of the previous year, driven by the strong performance of Takeda’s Growth Drivers and more specifically products such as ENTYVIO (for ulcerative colitis and Crohn’s disease) +34.8%, NINLARO (for multiple myeloma) +36.1%, ICLUSIG (for leukemia) +24.6%, TAKECAB (for acid-related diseases) +20.1% and TRINTELLIX (for major depressive disorder) +19.4%. The Underlying Revenue of Takeda’s Growth Drivers grew by +11.1%, which is 63.3% of total revenue.

Underlying Core Earnings. Legacy Takeda Underlying Core Earnings growth was +38.7%, reflecting strong Underlying Revenue growth and the positive impact of the Global Opex Initiative (4). Underlying Cost of Sales as a percentage of sales improved by +1.4pp driven by a more favorable sales mix. Underlying Operating Expenses as a percentage of sales improved by +3.9pp driven by the impact of the Global Opex Initiative. The combination of the above factors led to an improvement in the Core Earnings Margin by 5.4pp to 22.3%.

(4)	Takeda’s global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Underlying Core EPS. Legacy Takeda Underlying Core EPS growth was +29.0% compared to the same period of the previous year reflecting strong Underlying Core Earnings growth of +38.7%.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(2) Consolidated Financial Position

Assets. Total Assets as of March 31, 2019 were 13,872.3 billion JPY, reflecting an increase of 9,765.9 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible Assets increased by 3,132.2 billion JPY and 3,846.1 billion JPY, respectively, mainly due to the Shire acquisition.

Liabilities. Total Liabilities as of March 31, 2019 were 8,708.7 billion JPY, reflecting an increase of 6,619.7 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 4,765.3 billion JPY to 5,751.0 billion JPY (Note) mainly due to an issuance of bonds and execution of loans to finance funds for the Shire acquisition. In addition, Deferred Tax Liabilities also increased by 776.3 billion JPY to 867.1 billion JPY due to the Shire acquisition.

(Note)	The carrying amount of Bonds and Loans as of March 31, 2019 was 3,196.4 billion JPY and 2,554.6 billion JPY, respectively. Breakdown of bonds and loans is as follows.

Bonds:

			Billion JPY
Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
14th Unsecured straight bonds	July, 2013	July, 2019	60.0
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar dominated senior notes (1,925 million USD)	June, 2015	June, 2020 ~ June, 2045	211.9
Unsecured US dollar dominated senior notes (12,100 million USD)	September, 2016	September, 2019 ~ September, 2026	1,278.5
Unsecured US dollar dominated senior notes (500 million USD)	July, 2017	January, 2022	55.1
Unsecured Euro dominated senior notes (7,500 million EUR)	November, 2018	November, 2020 ~ November, 2030	925.6
Unsecured US dollar dominated senior notes (5,500 million USD)	November, 2018	November, 2020 ~ November, 2028	605.2

Total			3,196.4

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Loans:

			Billion JPY
Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July 2019 ~ July 2020	120.0
Syndicated Loans	April, 2016	April 2023 ~ April 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans (1,500 million USD)	April, 2017	April, 2027	165.6
Syndicated Loans	January, 2019	July, 2019	500.0
Syndicated Loans (3,987 million USD)	January, 2019	January, 2024	441.1
Syndicated Loans (3,047 million EUR)	January, 2019	January, 2024	378.3
Japan Bank for International Cooperation (3,700 million USD)	January, 2019	December, 2025	409.3
Other			226.8

Total			2,554.6

Equity. Total Equity as of March 31, 2019 was 5,163.6 billion JPY, an increase of 3,146.2 billion JPY compared to the previous fiscal year-end. Share Capital and Share Premium increased by 1,565.7 billion JPY and 1,559.5 billion JPY, respectively, as a result of the issuance of shares 3,131.3 billion JPY due to the acquisition of Shire.

(3) Consolidated Cash Flow

	Billion JPY
	For the fiscal year ended March 31,
	2018	2019
Net Cash from (used in) operating activities	377.9	328.5
Net Cash from (used in) investing activities	(93.3)	(2,835.7)
Net Cash from (used in) financing activities	(326.2)	2,946.2
Net increase (decrease) in cash and cash equivalents	(41.7)	439.0
Cash and cash equivalents at the beginning of the year	319.5	294.5
Cash and cash equivalents reclassified back from assets held for sale	21.8	0.5
Effects of exchange rate changes on cash and cash equivalents	(4.6)	(31.3)
Cash and cash equivalents resulting to assets held for sale	(0.5)	(0.6)
Cash and cash equivalents at the end of the year	294.5	702.1

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Net cash from operating activities decreased by 49.4 billion JPY from 377.9 billion JPY in the fiscal year ended March 31, 2018 to 328.5 billion JPY in the fiscal year ended March 31, 2019, mainly due to the effect of a lower net profit of 77.7 billion JPY and the impact of certain unfavorable other adjustments including lower income tax expenses of 44.6 billion JPY primarily driven by a non-cash tax benefit on the impact of purchase accounting of the Shire acquisition and a loss on liquidation of foreign operations of 41.5 billion JPY recorded in the previous year. These effects were partially offset by increase in depreciation and amortization of 90.3 billion JPY mainly from intangible assets associated with product recorded in the acquisition of Shire as well as favorable effect of other adjustments including an increase in net financial expense driven by 66.4 billion JPY recorded in association with the acquisition of Shire.

Net cash used in investing activities was 2,835.7billion JPY for the fiscal year ended March 31, 2019, compared to 93.3 billion JPY in the fiscal year ended March 31, 2018. This increase was mainly due to net of cash consideration of 2,891.9 billion JPY for the acquisition of Shire.

Net cash from financing activities was 2,946.2 billion JPY for the fiscal year ended March 31, 2019, compared to net cash used in financing activities of 326.2 billion JPY in the fiscal year ended March 31, 2018. This was the result of an increase of short-term loans of 367.3 billion JPY and proceeds from bonds and long-term loans of 2,795.9 billion JPY mainly for the acquisition of Shire.

(4) Outlook for Fiscal 2019

FY2019 Reported Forecast				Billion JPY
	Fiscal 2018	Fiscal 2019	Change over the previous year
Revenue	2,097.2	3,300.0	1,202.8	57.4%
Operating profit	205.0	(193.0)	(398.0)	— %
Profit before tax	94.9	(369.0)	(463.9)	— %
Net profit for the period (attributable to owners of the Company)	109.1	(383.0)	(492.1)	— %
EPS (JPY)	113.50	(246.34)	(359.84)	— %
Core Earnings	459.3	883.0	423.7	92.2%

(1) Impact from Shire acquisition related costs				Billion JPY
	Fiscal 2018	Fiscal 2019	Change over the previous year
Revenue	—	—	—	— %
Operating profit	(85.0)	(154.0)	(69.0)	(81.3)%
Profit before tax	(126.3)	(241.0)	(114.7)	(90.8)%

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(2) Impact from Shire’s purchase accounting				Billion JPY
	Fiscal 2018	Fiscal 2019	Change over the previous year
Revenue	—	—	—	— %
Operating profit	(181.6)	(693.0)	(511.4)	— %
Profit before tax	(185.6)	(709.0)	(523.4)	— %

Reported Forecast excluding impact of (1) and (2)				Billion JPY
	Fiscal 2018	Fiscal 2019	Change over the previous year
Revenue	2,097.2	3,300.0	1,202.8	57.4%
Operating profit	471.5	654.0	182.5	38.7%
Profit before tax	406.8	581.0	174.2	42.8%
Net profit for the period (attributable to owners of the Company)	351.0	413.0	62.0	17.7%
EPS (JPY)	365.05	265.63	(99.42)	(27.2)%
Core Earnings	459.3	883.0	423.7	92.2%

This FY2019 Reported Forecast does not take into consideration the divestitures of XIIDRA (lifitegrast ophthalmic solution) 5% product and TACHOSIL Fibrin Sealant Patch, which were announced on May 9, 2019. At present, Takeda does not expect these divestitures to have a material impact on its FY2019 Reported Forecast. The FY2019 Reported Forecast will be updated at a later date to reflect these divestitures once a reliable estimate of their impact can be made, which will depend upon the exact timing of transaction close.

[Revenue]

Takeda expects revenue to be 3,300.0 billion JPY, an increase of 1,202.8 billion JPY or +57.4% from the prior year, because post-close of the Shire acquisition FY2019 will be the first year its business will be consolidated for the whole year. Of the five key business areas, we expect continued growth from the key legacy Takeda growth products such as ENTYVIO and TAKECAB in Gastroenterology, NINLARO and ADCETRIS in Oncology, TRINTELLIX in Neuroscience. In the Rare Disease business area, expanded by the Shire acquisition, TAKHZYRO, ADYNOVATE, NATPARA, as well as GAMMAGARD and FLEXBUMIN from Plasma Derived Therapies will contribute to increased revenue. However, multiple products including VELCADE are expected to be affected by competitive entrants into the market as well as loss of exclusivity. Also, as part of the integration process of Shire, a temporary decline in revenue is expected from legacy Shire products due to the continued effort of improving days-on-hand of commercial product at wholesalers.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

[Operating Profit]

Operating Profit is expected to be a loss of 193.0 billion JPY, a decline of 398.0 billion JPY versus the prior year. Integration costs of 154.0 billion JPY, an increase of 69.0 billion JPY versus the prior year, are expected for FY2019 as part of the Shire acquisition related costs. Also, the effect of purchase accounting due to the Shire acquisition will negatively impact Operating Profit by 693.0 billion JPY, an increase of 511.4 billion JPY versus the prior year, which will include cost of sales related to the unwind of inventory fair value adjustment of 253.0 billion JPY and 439.0 billion JPY amortization of intangible assets for FY2019.

When excluding the effects of these one-time costs and non-cash costs, Operating Profit is expected to be 654.0 billion JPY, an increase of 182.5 billion JPY or +38.7%. Moreover, no gains from the sale of real estate / real estate operations are expected in FY2019 (legacy Takeda had 88.6 billion JPY in the prior year). Also, for impairment losses of intangible assets, a 121.0 billion JPY estimate based on the intangible asset balance increased by the Shire acquisition calculated with the probability from past impairment losses is included, but currently no evidence of impairment is recognized for a specific product or pipeline.

[Profit Before Tax]

Profit Before Tax is expected to be a loss of 369.0 billion JPY, a decrease of 463.9 billion JPY versus the prior year. Shire acquisition related costs will reduce Profit Before Tax by 114.7 billion JPY from FY2019. In addition to the 69.0 billion JPY decline in Operating Profit, an 87.0 billion JPY interest expense is expected from the new debt incurred in relation to the financing for the Shire acquisition, and so finance expenses increase 45.7 billion JPY versus the prior year. Also, the effect of purchase accounting for the Shire acquisition will increase 523.4 billion JPY in FY2019 including finance expenses forecasted to increase 10.8 billion JPY to 15.0 billion JPY.

When excluding these effects, Profit Before Taxes increase 174.2 billion JPY or +42.8% versus prior year to 581.0 billion JPY.

[Net profit for the year (attributable to owners of the Company)]

Net profit for the year (attributable to owners of the Company) is expected to be a loss of 383.0 billion JPY, a decrease of 492.1 billion JPY.

When excluding the effects of the Shire acquisition related costs and the Purchase Price Allocation for the Shire acquisition, Net profit for the year (attributable to owners of the Company) is 413.0 billion JPY, an increase of 62.0 billion JPY or +17.7%.

The number of shares used to calculate EPS is the average number of shares throughout the period (excluding treasury shares) of 961,476,993 shares for FY2018, and the 2018 fiscal year end outstanding shares (excluding treasury shares) of 1,554,780,063 for FY2019. On January 8, 2019, Takeda issued 770,303,013 ordinary shares as part of the consideration for the Shire acquisition.

[Core Earnings]

Core Earnings (before adjusting for the impact of foreign exchange rates and divestitures) is expected to be 883.0 billion JPY, an increase of 423.7 billion JPY or +92.2% versus prior year. This significant increase is due to the full year Shire contribution. Also, Core Earnings margin is forecasted to improve 4.9pp to be 26.8% due to the integration of Shire with its high margins, realization of further cost synergies, as well as further improvement of operating expense efficiency with the progress of the Global Opex Initiative.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

[Major assumptions used in preparing the FY2019 forecast]

		Billion JPY
	Fiscal 2018	Fiscal 2019
FX rates	1 USD = 111 JPY	1 USD = 111 JPY
	1 Euro = 129 JPY	1 Euro = 124 JPY
	1 RUB = 1.7 JPY	1 RUB = 1.7 JPY
	1 BRL = 29.5 JPY	1 BRL = 28.4 JPY
	1 CNY = 16.5 JPY	1 CNY = 16.4 JPY
R&D expenses	(368.3)	(491.0)
Shire acquisition related costs
Operating expenses (acquisition costs, etc.)	(25.3)	—
Other operating expenses (integration costs)	(59.6)	(154.0)
Financial expenses (interest costs, etc.)	(41.3)	(87.0)
Impact from Shire’s purchase accounting (major items)
Cost of sales (unwind of inventory fair value adjustment)	(82.2)	(253.0)
Amortization of intangibles assets (Shire acquisition)	(99.2)	(439.0)
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(95.4)	(99.0)
Impairment losses on intangible assets	(8.7)	(121.0)

Management Guidance (Excluding any impact of divestitures)

FY2019 Management Guidance
Underlying Revenue Growth*1 (pro-forma)*2	Flat to slightly declining
Underlying Core Earnings Margin	Mid-twenties
Underlying Core EPS	350 – 370 yen
Annual dividend per share	180 yen

*1	Constant Exchange Rate (applying FY2018 full year average foreign exchange rate)
*2	Pro-forma baseline of 3,300.0 billion JPY (12-month April 2018-March 2019 combined revenue of Takeda and Shire)

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

This Management Guidance does not take in consideration the divestitures of XIIDRA (lifitegrast ophthalmic solution) 5% product and TACHOSIL Fibrin Sealant Patch, which were announced on May 9, 2019. At present, Takeda does not expect these divestitures to have a meaningful impact on its FY2019 Management Guidance.

Momentum of key growth products in our five key business areas will largely offset loss of exclusivity of VELCADE* and other products. Also, with Shire contributing for the whole year, realization of cost synergies, as well as further improvement of operating expense efficiency, Underlying Core EPS is forecasted to be 350 -370 yen.

*

U.S. VELCADE financial assumption is one additional therapeutically non-equivalent competitor with IV (intravenous) and SC (subcutaneous) administration launching in July 2019. If no additional competitor launches, pro-forma Underlying Revenue growth would be “flat to slightly increasing”.

[Forward looking statement]

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(5) Capital Allocation Policy and Dividends for Fiscal 2018 and 2019

(i) Capital Allocation Policy

Takeda’s priorities for capital allocation are as follows:

De-leverage rapidly

–	Target 2x net debt/adjusted EBITDA ratio in 3 to 5 years

–	Committed to invest grade credit ratings

Invest in growth drivers

–	Strategic internal investment in R&D and product launches

–	Disciplined and focused R&D partnerships

Shareholder returns

–	Maintain well established dividend policy of 180 yen per share/year

(ii) Dividend

Takeda is strongly committed to shareholder returns with the dividend as a key component.

[Fiscal 2018] 180 yen per share

Year-end dividend per share: 90 yen

Together with the interim dividend of 90 yen per share, the annual dividend will be 180 yen per share.

[Fiscal 2019 guidance] 180 yen per share

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

2. Management Policy

This discussion and analysis contains forward-looking statements based on the current assumptions as of the fiscal year ended March 31, 2019.

(1) Basic Management Policy

Takeda’s stated mission is to “strive towards Better Health and Brighter Future for people worldwide through leading innovation in medicine.” Our culture is based on the achievement of this mission by acting with Integrity, Fairness, Honesty, and Perseverance and prioritizing the Patient (putting the patient at the center), Trust (building trust with society), Reputation (reinforcing our reputation), and Business (developing the business).

(2) Mid- to Long-Term Business Strategy and Issues to Be Addressed

Over the past four years, Takeda has been on a transformation journey, focused on becoming an agile, research and development (R&D) driven, global biopharmaceutical company that is well positioned to deliver innovative medicines and transformative care to patients around the world. Takeda has continued to strengthen its reputation through its products and innovation, while remaining true to its values.

Takeda has a strong track record of cross-border merger and acquisition activities and post-acquisition integration, including the acquisition of TiGenix NV in 2018, ARIAD Pharmaceuticals in 2017, Nycomed in 2011 and Millennium Pharmaceuticals in 2008.

Most recently, in January 2019, we completed our acquisition of Shire plc. With the acquisition of Shire, we have taken the next major step in our transformation into a global, values-based, R&D driven biopharmaceutical company, with an attractive geographic footprint. The Shire acquisition strengthens Takeda’s presence in gastroenterology (GI) and neuroscience, which are two of its three core therapeutic areas, and provides leading positions in rare diseases and plasma-derived therapies. It also creates a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on innovation. The Shire acquisition delivers compelling financial benefits for the combined group, enhancing Takeda’s cash flow profile, with management committed to delivering substantial synergies and generating returns for shareholders.

Takeda’s management team is experienced and diverse and has a proven track record of executing complex business integrations and large-scale transformations. Takeda is dedicated to carrying out integration efforts in a manner consistent with Takeda’s core values.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

The following three clear strategic priorities are set to drive sustainable mid- to long-term growth of Takeda.

1)	Business Area Focus

Focus on five key business areas: GI, rare diseases, plasma-derived therapies, oncology, and neuroscience.

2)	R&D Engine

Strengthen the R&D engine based on the therapeutic area focus, a leading partnership model, and patient-centric, science-driven culture of innovation. In particular, we focus our research and development efforts on our four key therapeutic areas: Oncology, GI, rare diseases, neuroscience, plus plasma derived therapies and vaccines, and we continue to transform our research and development structure. In order to deliver values in areas of high unmet medical needs, we strive to progress our pipelines with the focus on innovative medicines.

3)	Financial Strength

Takeda’s financial strength involves a focus on driving margin expansion in mid-to long-term and generating cash flow to invest in the business, de-leverage and return cash to shareholders. We also continue selected disposal of non-core assets to generate cash in order to accelerate the pace of deleveraging.

The acquisition of Shire has expanded our geographic footprint, especially in the United States, an important and innovation-driven market. We have organized our operations into four regions: United States, Japan, Europe & Canada, and a Growth and Emerging Market region comprising China, Latin America, Middle East, Asia Pacific, Russia and the Commonwealth of Independent States in order to manage the execution of our strategy in each region. The execution of our integration plan is underway and we expect the integration will have relatively minimal disruption on the business and our pipeline due to the strong strategic and geographic fit of the two companies. Throughout our integration we will continue to follow our three guiding principles: (i) Patient-Centric (developing more innovative medicines supported by services and support capabilities), (ii) Agile & Simple (minimizing complexity and empowering local leaders to make local decisions), and (iii) Lean & Focused (concentrating our efforts on the five key business areas).

3. Basic Approach to the Selection of Accounting Standards

Takeda has been applying International Financial Reporting Standards (IFRS) from the fiscal year ending March 31, 2014 (fiscal year 2013) with the aim of improving the comparison of financial information with pharmaceutical companies in the U.S. and Europe, increase financing options, and allowing Takeda to unify accounting procedures across the group.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

4. Consolidated Financial Statements [IFRS] and Major Notes

(1) Consolidated Statement of Operations

		JPY (millions)
	For the year ended March 31,
	2018	2019
Revenue	1,770,531	2,097,224
Cost of sales	(495,921)	(659,690)
Selling, general and administrative expenses	(628,106)	(717,599)
Research and development expenses	(325,441)	(368,298)
Amortization and impairment losses on intangible assets associated with products	(122,131)	(203,372)
Other operating income	169,412	159,863
Other operating expenses	(126,555)	(103,159)

Operating profit	241,789	204,969

Finance income	39,543	16,843
Finance expenses	(31,928)	(83,289)
Share of profit (loss) of associates accounted for using the equity method	(32,199)	(43,627)

Profit before tax	217,205	94,896
Income tax expenses	(30,497)	14,118

Net profit for the year	186,708	109,014

Attributable to:
Owners of the Company	186,886	109,126
Non-controlling interests	(178)	(112)

Net profit for the year	186,708	109,014

Earnings per share (JPY)
Basic earnings per share	239.35	113.50
Diluted earnings per share	237.56	112.86

(2) Consolidated Statement of Operations and Other Comprehensive Income
		JPY (millions)
	For the year ended March 31,
	2018	2019
Net profit for the year	186,708	109,014
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	—	6,000
Remeasurements of defined benefit plans	724	(11,665)

	724	(5,665)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	46,611	34,639
Net changes on revaluation of available-for-sale financial assets	4,714	—
Cash flow hedges	1,919	(33,793)
Hedging cost	1,606	(4,909)
Share of other comprehensive income of investments accounted for using the equity method	382	(94)

	55,232	(4,157)

Other comprehensive income (loss) for the year, net of tax	55,956	(9,822)

Total comprehensive income (loss) for the year	242,664	99,192

Attributable to:
Owners of the Company	242,444	99,456
Non-controlling interests	220	(264)

Total comprehensive income (loss) for the year	242,664	99,192

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(3) Consolidated Statement of Financial Position

		JPY (millions)
	As of March 31, 2018	As of March 31, 2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	536,801	1,316,531
Goodwill	1,029,248	4,161,403
Intangible assets	1,014,264	4,860,368
Investments accounted for using the equity method	107,949	114,658
Other financial assets	196,436	192,241
Other non-current assets	77,977	87,472
Deferred tax assets	64,980	88,991

Total non-current assets	3,027,655	10,821,664

CURRENT ASSETS
Inventories	212,944	986,744
Trade and other receivables	420,247	741,907
Other financial assets	80,646	23,276
Income taxes recoverable	8,545	7,212
Other current assets	57,912	109,666
Cash and cash equivalents	294,522	702,093
Assets held for sale	3,992	479,760

Total current assets	1,078,808	3,050,658

Total assets	4,106,463	13,872,322

		JPY (millions)
	As of March 31, 2018	As of March 31, 2019
LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES
Bonds and loans	985,644	4,766,005
Other financial liabilities	91,223	235,786
Net defined benefit liabilities	87,611	156,513
Income taxes payable	—	61,900
Provisions	28,042	35,364
Other non-current liabilities	68,300	75,174
Deferred tax liabilities	90,725	867,061

Total non-current liabilities	1,351,545	6,197,803

CURRENT LIABILITIES
Bonds and loans	18	984,946
Trade and other payables	240,259	327,394
Other financial liabilities	29,613	47,340
Income taxes payable	67,694	119,485
Provisions	132,781	392,733
Other current liabilities	263,930	437,888
Liabilities held for sale	3,214	201,145

Total current liabilities	737,509	2,510,931

Total liabilities	2,089,054	8,708,734

EQUITY
Share capital	77,914	1,643,585
Share premium	90,740	1,650,232
Treasury shares	(74,373)	(57,142)
Retained earnings	1,557,307	1,569,365
Other components of equity	350,631	353,542
Other comprehensive income related to assets held for sale	(4,795)	—

Equity attributable to owners of the Company	1,997,424	5,159,582

Non-controlling interests	19,985	4,006

Total equity	2,017,409	5,163,588

Total liabilities and equity	4,106,463	13,872,322

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(4) Consolidated Statement of Changes in Equity

Fiscal 2017 (From April 1, 2017 to March 31, 2018)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets
As of April 1, 2017	65,203	74,973	(48,734)	1,511,817	221,550	—	67,980

Net profit for the period				186,886
Other comprehensive income					46,252		5,057

Comprehensive income for the period	—	—	—	186,886	46,252	—	5,057

Issuances of new shares	12,711	12,609
Acquisitions of treasury shares			(41,545)
Disposals of treasury shares		0	1
Dividends				(142,120)
Changes in ownership
Transfers from other components of equity				724
Share-based compensation		18,610
Exercise of share-based awards		(15,452)	15,905
Transfers to other comprehensive income related to assets held for sale					4,795

Total transactions with owners	12,711	15,767	(25,639)	(141,396)	4,795	—	—

As of March 31, 2018	77,914	90,740	(74,373)	1,557,307	272,597	—	73,037

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2017	1,472	—	—	291,002	—	1,894,261	54,704	1,948,965

Net profit for the period				—		186,886	(178)	186,708
Other comprehensive income	1,919	1,606	724	55,558		55,558	398	55,956

Comprehensive income for the period	1,919	1,606	724	55,558	—	242,444	220	242,664

Issuances of new shares				—		25,320		25,320
Acquisitions of treasury shares				—		(41,545)		(41,545)
Disposals of treasury shares				—		1	(2,189)	1
Dividends				—		(142,120)		(144,309)
Changes in ownership				—		—	(32,750)	(32,750)
Transfers from other components of equity			(724)	(724)		—		—
Share-based compensation				—		18,610		18,610
Exercise of share-based awards				—		453		453
Transfers to other comprehensive income related to assets held for sale				4,795	(4,795)	—		—

Total transactions with owners	—	—	(724)	4,071	(4,795)	(139,281)	(34,939)	(174,220)

As of March 31, 2018	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Fiscal 2018 (From April 1, 2018 to March 31, 2019)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets
As of April 1, 2018	77,914	90,740	(74,373)	1,557,307	272,597	—	73,037

Cumulative effects of changes in accounting policies				15,401		84,672	(73,037)

Restated balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	—

Net profit for the period				109,126
Other comprehensive income					29,964	5,938

Comprehensive income for the period	—	—	—	109,126	29,964	5,938	—

Issuances of new shares	1,565,671	1,565,671
Acquisitions of treasury shares			(1,172)
Disposals of treasury shares		(0)	3
Dividends				(142,697)
Changes in ownership				(2,337)	230
Transfers from other components of equity				32,565		(44,230)
Share-based compensation		20,102
Exercise of share-based awards		(26,281)	18,400
Transfers to non-financial assets

Total transactions with owners	1,565,671	1,559,492	17,231	(112,469)	230	(44,230)	—

As of March 31, 2019	1,643,585	1,650,232	(57,142)	1,569,365	302,791	46,380	—

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2018	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409

Cumulative effects of changes in accounting policies	(1,378)			10,257		25,658	(10)	25,648

Restated balance	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057

Net profit for the period				—		109,126	(112)	109,014
Other comprehensive income	(33,793)	(4,909)	(11,665)	(14,465)	4,795	(9,670)	(152)	(9,822)

Comprehensive income for the period	(33,793)	(4,909)	(11,665)	(14,465)	4,795	99,456	(264)	99,192

Issuances of new shares				—		3,131,342		3,131,342
Acquisitions of treasury shares				—		(1,172)		(1,172)
Disposals of treasury shares				—		3		3
Dividends				—		(142,697)	(169)	(142,866)
Changes in ownership				230		(2,107)	(15,536)	(17,643)
Transfers from other components of equity			11,665	(32,565)		—		—
Share-based compensation				—		20,102		20,102
Exercise of share-based awards				—		(7,881)		(7,881)
Transfers to non-financial assets	34,739	4,715		39,454		39,454		39,454

Total transactions with owners	34,739	4,715	11,665	7,119	—	3,037,044	(15,705)	3,021,339

As of March 31, 2019	2,959	1,412	—	353,542	—	5,159,582	4,006	5,163,588

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(5) Consolidated Statement of Cash Flows

		JPY (millions)
	For the year ended March 31,
	2018	2019
Cash flows from operating activities:
Net profit for the period	186,708	109,014
Depreciation and amortization	182,127	272,446
Impairment losses	13,544	10,120
Equity-settled share-based compensation	18,610	20,084
Gain on sales and disposal of property, plant and equipment	(434)	(45,220)
Gain on divestment of business and subsidiaries	(134,100)	(82,975)
Loss (Gain) on liquidation of foreign operations	41,465	(2,669)
Change in fair value of contingent consideration	10,523	(5,966)
Finance income and expenses, net	(7,615)	66,446
Share of loss of associates accounted for using the equity method	32,199	43,627
Income tax expenses (gain)	30,497	(14,118)
Changes in assets and liabilities:
Increase in trade and other receivables	(647)	(13,382)
Decrease in inventories	13,719	58,678
Increase (Decrease) in trade and other payables	6,862	(16,413)
Increase (Decrease) in provisions	(6,530)	47,063
Other, net	20,809	(73,347)

Cash generated from operations	407,737	373,388

Income taxes paid	(54,874)	(51,536)
Tax refunds and interest on tax refunds received	24,991	6,627

Net cash from operating activities	377,854	328,479

Cash flows from investing activities:
Interest received	2,412	6,305
Dividends received	7,699	2,739
Acquisition of property, plant and equipment	(67,005)	(77,677)
Proceeds from sales of property, plant and equipment	2,965	50,717
Acquisition of intangible assets	(61,257)	(56,437)
Acquisition of investments	(16,883)	(17,099)
Proceeds from sales and redemption of investments	40,743	65,035
Acquisition of businesses, net of cash and cash equivalents acquired	(28,328)	(2,958,684)
Proceeds from sales of businesses, net of cash and cash equivalents divested	85,080	85,131
Payments into restricted deposits	(71,774)	—
Proceeds from withdrawal of restricted deposits	—	71,844
Other, net	13,006	(7,572)

Net cash used in investing activities	(93,342)	(2,835,698)

Cash flows from financing activities:
Net increase (decrease) in short-term loans	(403,931)	367,319
Proceeds from bonds and long-term loans	393,453	2,795,926
Repayment of bonds and long-term loans	(140,000)	—
Purchase of treasury shares	(18,756)	(1,172)
Interest paid	(8,365)	(34,914)
Dividends paid	(141,893)	(142,952)
Acquisition of non-controlling interests	—	(2,392)
Repayment of obligations under finance lease	(2,658)	(1,741)
Facility fees paid for loan agreements	—	(19,507)
Other, net	(4,076)	(14,330)

Net cash from (used in) financing activities	(326,226)	2,946,237

Net increase (decrease) in cash and cash equivalents	(41,714)	439,018
Cash and cash equivalents at the beginning of the year	319,455	294,522
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	21,797	451

Cash and cash equivalents at the beginning of the year	341,252	294,973
Effects of exchange rate changes on cash and cash equivalents	(4,565)	(31,269)

Cash and cash equivalents at the end of the period	294,973	702,722
Cash and cash equivalents reclassified to assets held for sale	(451)	(629)
Cash and cash equivalents at the end of the period	294,522	702,093
(Condensed interim consolidated statements of financial position

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(6) Notes to Consolidated Financial Statements

(Notes Regarding Assumption of a Going Concern)

No events to be noted for this purpose.

(Important Items That Form the Basis of Preparing Consolidated Financial Statements)

1. Basis of Preparation

(1) Compliance

Takeda’s consolidated financial statements, which satisfy all requirements concerning the “Specified Company” prescribed in Paragraph 2 of Article 1 of the Regulations Concerning Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Regulation No. 28, 1976 “Regulations for Consolidated Financial Statements”,) are prepared in accordance with International Financial Reporting Standards (hereinafter referred to as the “IFRS”) pursuant to the provision of Article 93 of the same regulations.

(2) Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including investments, derivatives, and contingent considerations.

(3) Functional Currency and Presentation Currency

The consolidated financial statements are presented in Japanese yen ( “ JPY ” ), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

2. Significant Accounting Policies

Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2018 except for the policies required by IFRS 9 and IFRS 15.

(Change in Accounting Policies)

IFRS 9 ‘Financial instruments’

IFRS 9 ‘Financial instruments’ (“IFRS 9”) was issued in its final form in July 2014 and has been implemented by Takeda as of April 1, 2018. IFRS 9 replaces the majority requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and covers the classification, measurement and de-recognition of financial assets and financial liabilities; introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model. The principal impact for Takeda will be the re-measurement of certain available-for-sale financial instruments to fair value on initial application on April 1, 2018.

The principal impact for Takeda will be the re-measurement of certain available-for-sale financial instruments as April 1, 2018. In addition, as a result of adoption, Takeda elected to designate equity instruments as financial assets measured at fair value through other comprehensive income (FVOCI). This designation has been made on the basis of the facts and circumstances that existed at the date of initial application. Changes in the fair value of financial assets at FVTOCI are recognized in other comprehensive income, and the cumulative amount of the other comprehensive income is transferred to retained earnings when the instruments are derecognized due to liquidation or sale.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The determination of the business model within a financial asset is held has been made on the basis of the facts and circumstances that existed at the date of initial application.

The impairment of financial assets measured at amortized cost is assessed using an expected credit loss (ECL) model where previously the incurred loss model was used. Given the nature of Takeda’s financial assets, there was no significant impact on the provisions for doubtful accounts or impairment upon the adoption of the new standard.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

The adoption of IFRS 9 has not had a material impact on Takeda’s financial liabilities and derivatives.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon Takeda’s own risk management objectives and strategy, and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The model is to be discontinued only when the hedging relationships no longer qualify for hedge accounting. All hedging relationships designated under IAS 39 at March 31, 2018 met the criteria for hedge accounting under IFRS 9 at April 1, 2018, and are therefore regarded as continuing hedging relationships.

Takeda applied IFRS 9 using the modified retrospective method with respective to classification and measurement (including impairment). These cumulative effects of initially applying IFRS 9 were recognized in equity as of the date of initial application of IFRS 9 (April 1, 2018). As a result of the adoption on the date of initial application, the opening balance of retained earnings and other components of equity will increase by 14,073 million JPY and 10,257 million JPY, respectively, while other financial assets (non-current), other financial assets (current), deferred tax liabilities, increased by 32,809 million JPY, 856 million JPY and 9,345 million JPY, respectively, with non-controlling interests decreasing by 10 million JPY. As elected by Takeda, information presented for 2017 does not reflect the requirements of IFRS 9.

In addition, under IAS 39, the currency basis spread was included in “Cash Flow Hedges” under other component of equity. Under IFRS 9, this basis spread is separately accounted for and presented as “Hedging Cost” under other component of equity. Takeda retrospectively applied the accounting treatment of hedging cost. As of April 1, 2018, the amounts retrospectively recorded as “Hedging Cost” and deducted from “Cash Flow Hedges” were 1,606 million JPY.

Classification and carrying amounts of financial assets under IAS 39 and IFRS 9 as of the date of adoption were changed as presented in the table below. For investments in equity instruments, Takeda made an irrevocable election at the time of initial recognition to account for the equity instruments at FVTOCI. There were no changes to the classification and carrying amounts of the financial liabilities.

				JPY (millions)
	IAS 39	Carrying amount	IFRS 9	Carrying amount
Cash and cash equivalents	Loans and receivables	294,522	Financial assets measured at amortized cost	294,522
Derivatives	Financial assets measured at fair value through profit or loss	762	Financial assets measured at fair value through profit or loss	762
Derivative transactions to which hedge accounting is applied	Derivative transactions to which hedge accounting is applied	2,527	Derivative transactions to which hedge accounting is applied	2,527
Trade and other receivables, other financial assets	Loans and receivables	516,853	Financial assets measured at amortized cost	516,853
Equity instruments	Available-for-sale financial assets	169,814	Financial assets measured at fair value through other comprehensive income	203,276
	Loans and receivables	5,303
Convertible notes	Financial assets measured at fair value through profit or loss	2,070	Financial assets measured at fair value through profit or loss	7,576

Total		991,851		1,025,516

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

The following changes were made to the carrying amount of the financial assets as of the application date.

					JPY (millions)
IAS 39	Carrying amount	Change in classification	Re-measurement	IFRS 9	Carrying amount
Loans and receivables	816,678	(5,303)	—	Financial assets measured at amortized cost	811,375
Financial assets measured at fair value through profit or loss	2,832	5,303	203	Financial assets measured at fair value through profit or loss	8,338
Derivative transactions to which hedge accounting is applied	2,527	—	—	Derivative transactions to which hedge accounting is applied	2,527
Available-for-sale financial assets	169,814	—	33,462	Financial assets measured at fair value through other comprehensive income	203,276

Total	991,851	—	33,665		1,025,516

Measurement of Financial Instruments

Debt Instruments:

•

Amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, and cash discounts. Provisions for doubtful trade receivables are established using an ECL model. The provisions are based on a forward- looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables and lease receivables at an amount equal to lifetime ECL. Takeda uses a provision matrix to calculate ECL. These provisions represent the difference between the carrying amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated net collectible amount.

•

FVTOCI: Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to net profit or loss.

•

Fair value through profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on debt instruments that is measured at FVTPL is recognized in net profit or

Equity Instruments:

•

Equity instruments are measured at FVTPL. However, on initial recognition, Takeda made an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income. As at the reporting date, Takeda designated all its equity instruments as financial assets at FVTOCI.

Derivatives and Hedge Accounting:

•

Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. Gains or losses on derivatives are recognized in net profit or loss. When the derivative contracts are designated as hedging instruments in cash flow hedging relationships, the effective portion of changes in fair value of derivatives is accumulated in other comprehensive income. The currency basis spread is accounted for and presented as “Hedging Cost” under other components of equity separately from “Cash Flow Hedges”.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

IFRS 15 ‘Revenue from Contracts with Customers’

Takeda adopted IFRS 15 on April 1, 2018. The new standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. The standard focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are satisfied. The standard also has more detailed disclosure requirements.

The impacts of adoption of the new standard are summarized below:

•

Takeda derives revenue from sales of pharmaceutical products as well as other services where control transfers to customers and performance obligations are satisfied either at the point in time of shipment, receipt of the products by the customer or when the services are performed.

•

Takeda also recognizes royalty revenue relating to the out-licensing of intellectual property (IP), which is recognized when the underlying sales have occurred, and revenue from other services such as research and development of compounds out-licensed, which is recognized over the service period.

•

Takeda’s revenue also includes revenue from out-licensing and granting of IP rights and Takeda usually receives upfront payments or milestone payments for these arrangements. Revenue from the upfront payments is generally recognized when Takeda provides a right to use the IP. Revenue from the milestone payments is generally recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and a significant reversal in the amount of revenue recognized will not occur.

Takeda elected the modified retrospective method upon adoption of IFRS 15, which requires the recognition of the cumulative effect of initially applying IFRS 15 in opening equity at the date of initial application. As a result of the adoption of IFRS 15, due to the difference in allocation of revenue to performance obligations, other non-current liabilities, other current liabilities, deferred tax assets decreased by 1,247 million JPY, 495 million JPY and 414 million JPY respectively, and opening retained earnings increased by 1,328 million JPY.

For the year ended March 31, 2019, the impact from adoption of IFRS 15 on the consolidated financial statements, compared to IAS18, was immaterial.

As the results of the adoption of IFRS 15, Takeda updated and revised the related accounting policy as follows:

Revenue on sales of Takeda products and services is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

•

Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are estimated and recorded as a deduction from revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

•	Cash discounts are offered to customers and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

•

Sales return provisions are recognized and recorded as revenue deductions when there is historical experience of Takeda agreeing to customer returns and Takeda can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. The rate is multiplied by the amounts invoiced in order to estimate expected future returns.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (IP). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur.

Revenue from other services such as research and development of compounds that are out-licensed is recognized over the service period.

(Change in Presentation)

Takeda has revised the presentation and disclosure of the consolidated financial statements and notes to the consolidated financial statement for the current fiscal year, for the purpose of providing more useful information to its stakeholders. Due to this revision, comparative information in the consolidated financial statements and notes to the consolidated financial statements of the previous year have been additionally disclosed, while disclosure of less significant information have been omitted.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(Segment Information)

Disclosure is omitted as Takeda’s reportable segment is a single segment of “Pharmaceuticals”.

(Earnings Per Share)

The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners) for the years ended March 31 is as follows:

	2018	2019
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	186,886	109,126
Net profit used for calculation of earnings per share JPY (millions)	186,886	109,126
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	780,812	961,477
Dilutive effect (thousands of shares)	5,895	5,420
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	786,707	966,897
Earnings per share
Basic (JPY)	239.35	113.50
Diluted (JPY)	237.56	112.86

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(Business Combinations)

Acquisition of TiGenix NV (“TiGenix”)

On April 30, 2018, Takeda made an all cash voluntary public takeover bid for the entire issued ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix not already owned by Takeda. On June 8, 2018, the Company acquired the Securities tendered in the first acceptance period for 470.2 million EUR. In response to the takeover bid with the Securities already owned by Takeda, Takeda acquired 90.8% of the voting rights.

TiGenix is a biopharmaceutical company developing novel stem cell therapies for serious medical conditions. This acquisition will expand Takeda’s late stage gastroenterology (GI) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (eASC) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (CD). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.

The purchase consideration was comprised of the following:

JPY (millions)
Amount
Cash	67,319
The ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date	2,684

Total	70,003

The following represents provisional fair value of assets acquired, liabilities assumed:

JPY (millions)
Amount
Intangible assets	63,421
Other assets	5,541
Deferred tax liabilities	(8,043)
Other liabilities	(5,678)

Basis adjustments	(3,381)

Goodwill	18,143

Total	70,003

Goodwill comprises excess earning power expected from the future business development. Goodwill is not deductible for tax purposes.

The fair value primarily consisting of intangible assets, deferred tax liabilities and goodwill assumed as of the acquisition date have been recorded provisionally based on the information available as of March 31, 2019. These amounts are subject to change as the Company is in the process of reviewing further details of the basis for the fair value measurement. For the year ended March 31, 2019, goodwill at the acquisition date decreased by 1,831 million JPY as a result of the adjustment to the provisional fair value, while other assets and deferred tax liabilities decreased by 253 million JPY and 2,084 million JPY, respectively.

Takeda entered into a forward exchange contract to hedge foreign currency risks and applied the hedge accounting to the contract. Basis adjustment represents a fair value of the hedging instrument of 3,381 million JPY that was added to the amount of goodwill at the acquisition date.

No gains or losses were recognized as a result of remeasurement of fair value of the ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date.

Acquisition-related costs of 767 million JPY which included agent fee and due diligence costs arising from the acquisition were recorded in “Selling, general and administrative expenses”.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

Acquisition of Shire PLC (“Shire”)

On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire in a cash and equity transaction valued at approximately 6,213,335 million JPY. Takeda paid $30.33 in cash for each Shire ordinary share and issued either 0.839 of a new share in ( a “New Takeda Share”) or 1.678 ADSs in Takeda (one ADS equals 0.5 New Takeda Share). Takeda incurred 23,750 million JPY of acquisition related costs, these costs were expensed as incurred and recorded in selling, general and administrative expenses. Takeda has entered into several borrowing agreements to fund the cash portion of the acquisition price.

Shire was a leading global biotechnology company focused on serving people with rare diseases. This acquisition creates a global R&D driven biopharmaceutical with an attractive geographic footprint as well as strengthens Takeda’s core therapeutic areas, bringing together complementary positions in gastroenterology (GI) and neuroscience. Some of the Shire’s marketed products include GAMMAGARD, HYQVIA and TAKHZYRO for Immunology, ADVATE/ADYNOVATE, VONVENDI and FEIBA for Hematology, VYVANSE and ADDERALL XR for Neuroscience, LIALDA/MEZAVANT and PENTASA for Internal Medicine, ELAPRASE and REPLAGAL for Genetic Diseases, Shire’s research and development (R&D) focused on rare diseases.

The total consideration transferred was comprised of the following:

JPY (millions)
Amount
Cash	3,029,431
Takeda equity (770,303,013 shares)	3,131,282
Cash for cash settled awards	52,622

Total	6,213,335

The fair value of the Takeda shares issued as part of the consideration paid was determined based on the trading price of Takeda shares at the opening of the Tokyo Stock Exchange on the date of acquisition.

The following represents the preliminary estimate of the fair value of assets acquired and liabilities assumed:

JPY (millions)
Amount
Cash and cash equivalents	227,223
Trade and other receivables	326,154
Inventories	825,985
Property, plant & equipment	684,487
Intangible assets	3,899,298
Other assets	562,116
Trade and other payables	(61,382)
Provisions	(342,202)
Bonds and loans	(1,603,199)
Deferred tax liabilities	(809,667)
Other liabilities	(545,740)

Basis adjustments	(37,107)

Goodwill	3,087,369

Total	6,213,335

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined Takeda/Shire group. Goodwill recognized as a result of the acquisition is not deductible for tax purposes.

Provisions include the recognition of a contingent liability of 25,249 million JPY associated with amounts payable related to legal proceedings. Takeda has estimated the amounts related to the contingent liability will be expected to be paid within one year. The other liabilities also include contingent consideration related to Shire’s historical acquisitions. The acquired contingent consideration is payable mainly upon the achievement of certain milestones and fair value of the potential payments Takeda could be required to make is 52,046 million JPY.

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

The estimated fair values primarily consisting of intangible assets, deferred tax liabilities and goodwill noted above are preliminary and are subject to change upon finalization of the purchase accounting assessment and may have a material impact on Takeda’s results of operations and financial position. As Takeda finalizes the fair value of assets acquired and liabilities assumed, additional purchase price adjustments will be recorded during the measurement period during fiscal year 2019. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Takeda’s results of operations.

Takeda held foreign currency dominated deposits and entered into foreign currency options to hedge foreign currency risks, and Takeda applied the hedge accounting to the instruments. Basis adjustment represents accumulated change in fair value of the hedging instruments recorded in other comprehensive income of 37,107 million JPY that was added to the amount of goodwill at the acquisition date.

In November 2018, in order to finance funds necessary for the Shire acquisition, Takeda issued unsecured US dollar dominated senior notes and unsecured Euro dominated senior notes and financed 1,580,400 million JPY. In addition, on January 11, 2019, Takeda drew down 1,715,526 million JPY by exercising the Term Loan Credit Agreement executed on June 8, 2018, Senior Short Term Loan Facility Agreement executed on October 26, 2018, and Loan Agreement with the Japan Bank for International Cooperation executed on December 3, 2018.

On January 8, 2019, the Company issued 770,303,013 ordinary shares to allocated to the ex-shareholders of Shire as a part of the purchase consideration. Issue price was 4,065 JPY per share (The aggregate issue price was 3,131,282 million JPY) and capital incorporation was 2,032.50 JPY per share (The aggregate capital incorporation was 1,565,641 million JPY).

Takeda Pharmaceutical Company Limited (4502)

Consolidated Financial Statements for Fiscal 2018

(Significant Subsequent Events)

On May 9, 2019, Takeda announced the sale of the Xiidra™ (lifitegrast ophthalmic solution), which was obtained as part of the Shire acquisition, to buyer Novartis. The product is currently marketed in the United States and Canada. Under the terms of the agreement, Takeda will receive total consideration of up to $5.3 billion (approximately 590.0 billion JPY), including $3.4 billion in cash at closing and up to $1.9 billion in contingent payments. The contingent payments become payable to Takeda at specified milestones based on sales of Xiidra or a comparable generic product.

The product was held for sale at the date of the Shire acquisition, as Takeda intended to dispose of the product. The disposal group including the Xiidra™ was recorded at the acquisition date based on the estimated consideration to be received in the transaction, including the fair value of the contingent consideration. The deal is expected to be closed in the second quarter ended September 30, 2019.

On May 9, 2019, Takeda announced the sale of its TachoSil™ (Fibrin Sealant Patch) to buyer Ethicon for €400 million (approximately 50.0 billion JPY). In addition, Takeda entered in a long-term supply agreement with the buyer. The transaction includes the sale of product rights and related workforce. The deal is expected to be closed in the second quarter ended September 30, 2019.

APPENDIX

1	Revenue by Region
2	Prescription Drugs Revenue by Region
3	Major Legacy Takeda Product Sales in Each Region
4	Revenue by Business Area
5	Product Sales Analysis
6	Product Forecasts
7	Exchange Rate
8	CAPEX, Depreciation, Amortization and Impairment Losses
9	Financial Indicators
10	Consolidated Financials - Reconciliation from Reported to Core - FY2018 & FY2017
11	Legacy Takeda - Reconciliation from Reported to Core/Underlying Core - FY2018 & FY2017
12	Reconciliation from net profit to EBITDA / Adjusted EBITDA

IMPORTANT NOTICE

For the purposes of this notice, “Appendix” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding Appendix. This Appendix (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this Appendix. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This Appendix is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this Appendix, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This Appendix and any materials distributed in connection with this Appendix may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. In particular, this Appendix contains forecasts and management estimates related to the financial and operational performance of Takeda, including statements regarding forecasts for Revenue, Operating profit, Adjusted EBITDA, Profit before income taxes, Net profit attributable to owners of Takeda, Basic earnings per share, Amortization and impairment and other income/expense, Underlying Revenue, Underlying Core Earnings margin, Underlying Core EPS and Net Debt. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this Appendix should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this Appendix or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in Appendix may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures

This Appendix includes certain non-IFRS financial measures and targets. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this Appendix. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Medical information

This Appendix contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information

Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial statements of Shire plc (“Shire”) are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Therefore, the respective financial information of Takeda and Shire are not directly comparable. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. Furthermore, this Appendix refers to Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA. Takeda’s Adjusted EBITDA is not a measure presented in accordance with IFRS, and Shire’s Non-GAAP EBITDA is not a measure presented in accordance with U.S. GAAP. The most closely comparable measure presented in accordance with IFRS (for Takeda) is net profit for the year and in accordance with U.S. GAAP (for Shire) is net income. Further description of Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA and a reconciliation to the respective most closely comparable measures presented in accordance with IFRS and U.S. GAAP is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/ Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are not directly comparable, because (1) Takeda’s results are based on IFRS and Shire’s results are based on U.S. GAAP and (2) Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are defined differently.

1. Revenue by Region

Reported Actual
Takeda 12 Months @ Actual rate
Shire 3 Months @ Actual rate

						(Billion JPY)
	FY17		FY18		YOY
Total revenue	1,770.5		2,097.2		326.7	18.5%

Japan	580.3		571.0		-9.3	-1.6%
<% of revenue>	<32.8	%>	<27.2	%>	<-5.6pt>

United States	598.3		829.0		230.6	38.5%
<% of revenue>	<33.8	%>	<39.5	%>	<5.7pt>

Europe and Canada	313.7		405.6		91.9	29.3%
<% of revenue>	<17.7	%>	<19.3	%>	<1.6pt>

Emerging Markets	278.1		291.6		13.5	4.8%
<% of revenue>	<15.7	%>	<13.9	%>	<-1.8pt>

Russia/CIS	68.2		59.7		-8.5	-12.5%
<% of revenue>	<3.9	%>	<2.8	%>	<-1.0pt>
Latin America	75.7		88.1		12.5	16.5%
<% of revenue>	<4.3	%>	<4.2	%>	<-0.1pt>
Asia	104.0		105.4		1.4	1.3%
<% of revenue>	<5.9	%>	<5.0	%>	<-0.8pt>
Other	30.2		38.3		8.1	26.9%
<% of revenue>	<1.7	%>	<1.8	%>	<0.1pt>

Of which royalty / service income	76.7		71.0		-5.7	-7.5%

*1	Revenue amount is classified into countries or regions based on the customer location.
*2	Other region includes Middle East, Oceania and Africa.

2. Prescription Drugs Revenue by Region

	FY17	FY18	YOY
Total prescription drugs revenue	1,691.5	2,033.9	342.4	20.2%
Japan	501.4	507.8	6.4	1.3%
United States	598.3	829.0	230.6	38.5%
Europe and Canada	313.7	405.6	91.9	29.3%
Emerging Markets	278.1	291.5	13.4	4.8%
Russia/CIS	68.2	59.7	-8.5	-12.5%
Russia	51.3	44.8	-6.6	-12.8%
Latin America	75.7	88.0	12.4	16.4%
Brazil	46.2	51.4	5.2	11.3%
Asia	104.0	105.4	1.4	1.3%
China	49.6	45.2	-4.4	-8.9%
Other	30.2	38.3	8.1	26.9%
Of which royalty / service income	76.2	70.4	-5.8	-7.6%
Japan	31.3	20.4	-10.9	-34.9%
Overseas	44.9	50.1	5.2	11.5%
Ratio of overseas prescription drugs revenue	70.4%	75.0%	5.6pt

*1	Revenue amount is classified into countries or regions based on the customer location.
*2	Other region includes Middle East, Oceania and Africa.

3. Major Legacy Takeda Product Sales in Each Region

Reported Actual
Takeda 12 Months @ Actual rate

				(Billion JPY)
	FY17	FY18	YOY
Consolidated revenue	1,770.5	2,097.2	326.7	18.5%

Japan	580.3	571.0	-9.3	-1.6%
Azilva*1	64.0	70.8	6.8	10.6%
Takecab*1	48.5	58.0	9.6	19.8%
Leuprorelin	41.2	39.8	-1.4	-3.4%
Enbrel	37.1	35.2	-1.9	-5.2%
Alinamin (Tablet, Drink) *2	35.0	32.7	-2.3	-6.4%
Lotriga	28.5	30.9	2.4	8.3%
Nesina*1	26.6	28.0	1.4	5.2%
Vectibix	18.9	20.5	1.5	8.2%
Reminyl	16.1	16.4	0.3	1.6%
Candesartan*1	16.4	13.2	-3.2	-19.5%
Aiphagan	11.1	12.4	1.3	11.9%

United States	598.3	829.0	230.6	38.5%
Entyvio	133.6	182.4	48.8	36.5%
Velcade	113.7	105.7	-8.0	-7.1%
Trintellix	48.4	57.6	9.2	19.0%
Uloric	45.8	50.0	4.3	9.3%
Dexilant	49.5	49.8	0.3	0.6%
Ninlaro	39.4	46.7	7.3	18.5%
Amitiza	33.7	32.9	-0.9	-2.6%
Colcrys	40.3	30.0	-10.3	-25.4%
Iclusig	20.4	25.4	5.0	24.5%
Leuprorelin	19.7	22.5	2.8	14.0%

Europe and Canada	313.7	405.6	91.9	29.3%
Entyvio	60.2	75.9	15.8	26.2%
Leuprorelin	34.5	33.5	-1.0	-2.8%
Pantoprazole	30.6	28.2	-2.4	-7.8%
Adcetris	20.1	21.6	1.5	7.3%
Calcium	13.6	12.9	-0.7	-5.2%
Nesina*1	9.0	11.0	2.0	22.0%

Emerging Markets	278.1	291.6	13.5	4.8%
Pantoprazole	28.0	29.1	1.0	3.7%
Adcetris	14.3	16.2	1.9	13.3%
Actovegin	15.2	14.9	-0.3	-2.0%
Leuprorelin	12.7	14.3	1.6	12.7%
Dexilant	9.9	12.1	2.2	22.5%
Magnyl	11.0	10.5	-0.5	-4.2%
Nesina*1	8.6	10.3	1.7	19.4%

*1 The figures include the amounts of fixed dose combinations and blister packs.

*2 Shows sales amount of Takeda Consumer Healthcare Company Limited (TCHC) in Japan.

*3 Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

4. Revenue by Business Area

Reported Actual	FY18 Pro-forma
Takeda 12 Months @ Actual rate	Takeda 12 Months @ Apr 2018-Mar 2019 average rate
Shire 3 Months @ Actual	Shire 12 Months @ Apr 2018-Mar 2019 average rate

Bn JPY	FY18 Actual	FY18 Pro-forma*
GI	539.3	Approx. 640
Rare Diseases excluding PDT	111.2	Approx. 570
Rare Metabolic	42.3	Approx. 190
Rare Hematology	51.6	Approx. 290
Hereditary Angioedema	17.3	Approx. 90
Plasma Derived Therapies	111.7	Approx. 500
Oncology	397.4	Approx. 400
Neuroscience	154.7	Approx. 400
5 Business Area Total	1,314.3	Approx. 2,510

*

Included revenue by business area for Shire represents 12-month (April 2018 – March 2019) revenue of Shire as if the acquisition of Shire had occurred on April 1, 2018. Included revenue by business area for Takeda represents 12-month (April 2018 – March 2019) revenue of Takeda. This pro-forma revenue by business area may not represents what sales would have been had the acquisition of Shire had occurred on April 1, 2018.

5. Product Sales Analysis	Reported Results
(Sales amount includes royalty income and service income)	Takeda 12 Months @ Actual rate
Shire 3 Months @ Actual rate

	FY17	FY18		Actual
Bn JPY	Actual	Actual	%	US	%	Japan	%	EUCAN	%	Emerging Markets	%	Ex-US	%
GI	452.0	539.3	19.3%

Entyvio	201.4	269.2	33.7%	182.4	36.5%	1.1	—	75.9	26.2%	9.8	29.6%
Dexilant	65.7	69.2	5.3%	49.8	0.6%			7.3	14.9%	12.1	22.5%
Pantoprazole	65.8	61.6	-6.4%	4.4	-39.3%			28.2	-7.8%	29.1	3.7%
Takecab-F	48.5	58.2	20.1%			58.0	19.8%			0.2	—
Gattex/Revestive		12.8	—
Pentasa/Lialda/Mezavant		8.0	—
Amitiza	33.8	33.0	-2.5%	32.9	-2.6%			0.1	-25.8%	0.1	—
Other	36.8	27.3	-25.8%

Rare Metabolic		42.3	—

Elaprase		15.1	—
Replagal		11.4	—
Vpriv		8.7	—
Natpara		7.1	—

Rare Hematology		66.7	—

Advate		32.1	—
Adynovate		10.7	—
FEIBA *1		9.6	—
Hemofil/Immunate *1		5.5	—
Other *2		8.7	—

Hereditary Angioedema		20.4	—

Firazyr		6.4	—
Takhzyro		9.7	—
Kalbitor		1.2	—
Cinryze *1		3.1	—

Other Plasma-Derived Rare Immunology	16.4	93.5	—

Immunoglobulin *1		73.5	—
Albumin *1		20.0	—

Oncology	375.2	397.4	5.9%

Velcade	137.3	127.9	-6.9%	105.7	-7.1%							22.2	-6.0%
Leuprorelin	108.1	110.1	1.9%	22.5	14.0%	39.8	-3.4%	33.5	-2.8%	14.3	12.7%
Ninlaro	46.4	62.2	33.9%	46.7	18.5%	4.2	66.9%	8.7	118.7%	2.6	—
Adcetris	38.5	42.9	11.4%			5.1	34.3%	21.6	7.3%	16.2	13.3%
Iclusig	23.1	28.7	24.1%	25.4	24.5%							3.3	21.5%
Alunbrig	2.8	5.2	84.0%	4.8	69.9%			0.3	—	0.1	—
Vectibix	18.9	20.5	8.2%			20.5	8.2%

Neuroscience	82.1	154.7	88.3%

Vyvanse		49.4	—
Trintellix	48.4	57.6	19.0%	57.6	19.0%
Adderall XR		5.4	—
Rozerem	16.8	19.1	14.0%	9.5	8.6%	9.6	19.8%			0.0	13.7%
Reminyl	16.1	16.7	3.2%			16.4	1.6%
Intuniv		1.3	—
Other	0.9	5.3	—

Other	844.7	782.9	-7.3%

Azilva	64.0	70.8	10.6%			70.8	10.6%
Nesina	50.2	54.8	9.1%	5.5	-7.8%	28.0	5.2%	11.0	22.0%	10.3	19.4%
Uloric	46.8	51.1	9.1%	50.0	9.3%			0.8	-3.6%	0.3	5.8%
Colcrys	40.3	30.0	-25.4%	30.0	-25.4%
Enbrel	37.1	35.2	-5.2%			35.2	-5.2%
Lotriga	28.5	30.9	8.3%			30.9	8.3%
Alinamin (Tablet) *3	23.5	21.5	-8.4%			21.5	-8.4%
Alinamin (Drink) *3	11.5	11.2	-2.4%			11.2	-2.4%
Benza *3	7.1	6.7	-6.0%			6.7	-6.0%
Borraginol *3	4.4	4.4	0.9%			4.4	0.9%
Mytear *3	3.7	4.2	12.7%			4.2	12.7%
Midori-no-Shukan *3	3.2	2.8	-12.1%			2.8	-12.1%

*1	PDT products
*2	Includes PDT products
*3	Shows sales amount of Takeda Consumer Healthcare Company Limited (TCHC) in Japan.
*4

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

6. Product Forecasts	Underlying growth
Takeda 12 Months @ Plan rate

	FY17	FY18		FY18	FY19
Bn JPY	Actual	Actual	%	Underlying growth *4	Forecast *5
GI	452.0	539.3	19.3%

Entyvio	201.4	269.2	33.7%	34.8%
Dexilant	65.7	69.2	5.3%	7.3%
Pantoprazole	65.8	61.6	-6.4%	-4.4%
Takecab-F	48.5	58.2	20.1%	20.1%
Gattex/Revestive		12.8	—
Pentasa/Lialda/Mezavant		8.0	—
Amitiza	33.8	33.0	-2.5%	-2.1%
Other	36.8	27.3	-25.8%

Rare Metabolic		42.3	—

Elaprase		15.1	—
Replagal		11.4	—
Vpriv		8.7	—
Natpara		7.1	—

Rare Hematology		66.7	—

Advate		32.1	—
Adynovate		10.7	—
FEIBA *1		9.6	—
Hemofil/Immunate *1		5.5	—
Other *2		8.7	—

Hereditary Angioedema		20.4	—

Firazyr		6.4	—
Takhzyro		9.7	—
Kalbitor		1.2	—
Cinryze *1		3.1	—

Other Plasma-Derived Rare Immunology	16.4	93.5	—

Immunoglobulin *1		73.5	—
Albumin *1		20.0	—

Oncology	375.2	397.4	5.9%

Velcade	137.3	127.9	-6.9%	-6.5%
Leuprorelin	108.1	110.1	1.9%	2.1%
Ninlaro	46.4	62.2	33.9%	36.1%
Adcetris	38.5	42.9	11.4%	19.7%
Iclusig	23.1	28.7	24.1%	24.6%
Alunbrig	2.8	5.2	84.0%	85.1%
Vectibix	18.9	20.5	8.2%	8.2%

Neuroscience	82.1	154.7	88.3%

Vyvanse		49.4	—
Trintellix	48.4	57.6	19.0%	19.4%
Adderall XR		5.4	—		—
Rozerem	16.8	19.1	14.0%	14.6%
Reminyl	16.1	16.7	3.2%	1.6%
Intuniv		1.3	—
Other	0.9	5.3	—

Other	844.7	782.9	-7.3%

Azilva	64.0	70.8	10.6%	10.6%
Nesina	50.2	54.8	9.1%	10.7%
Uloric	46.8	51.1	9.1%	9.8%
Colcrys	40.3	30.0	-25.4%	-24.9%
Enbrel	37.1	35.2	-5.2%	-5.2%
Lotriga	28.5	30.9	8.3%	8.3%
Alinamin (Tablet) *3	23.5	21.5	-8.4%	-8.4%	—
Alinamin (Drink) *3	11.5	11.2	-2.4%	-2.4%	—
Benza *3	7.1	6.7	-6.0%	-6.0%	—
Borraginol *3	4.4	4.4	0.9%	0.9%	—
Mytear *3	3.7	4.2	12.7%	12.7%	—
Midori-no-Shukan *3	3.2	2.8	-12.1%	-12.1%	—

*1	PDT products
*2	Includes PDT products
*3	Shows sales amount of Takeda Consumer Healthcare Company Limited (TCHC) in Japan.
*4

Included underlying revenue for Takeda products represents 12-month (April 2018 – March 2019) actual underlying revenue of Takeda. It does not include any underlying revenue of Shire products before and after the acquisition.

*5	The respective arrow symbols indicate management’s growth rate forecasts as denoted below as compared to FY18 revenue of Takeda and Shire products on a pro-forma basis.

± <10% +10%~20 +20%~30% +>30% -10%~20% -20%~30% - >30%

7. Exchange Rate

Average Exchange Rate

				(yen)

	USD	EUR	RUB	BRL
FY17	111	129	1.9	34.5
FY18	111	129	1.7	29.5
FY19 Assumption	111	124	1.7	28.4

Impact of 1% depreciation of yen yen

			(100 million yen)

	USD	EUR	RUB	BRL
Revenue	+172.6	+42.5	+5.9	+5.5
Core Earnings	+39.0	+5.3	+4.3	+1.2
Operating Profit	-39.1	-7.4	+3.8	+1.1
Net Profit	-40.6	-6.5	+2.6	+0.7

8. CAPEX, depreciation and amortization and impairment losses

					(Billion JPY)

	FY17	FY18	YOY		FY19 Forecasts
Capital expenditures	165.4	251.1	85.7	51.8%
Tangible assets*	74.5	188.4	113.9	152.8%

Intangible assets*	90.9	62.7	-28.1	-31.0%

* Excluding increase due to acquisition.
Depreciation and amortization	181.8	272.9	91.1	50.1%
Depreciation of tangible assets*	47.5	63.4	15.9	33.4%
Amortization of intangible assets	134.3	209.5	75.2	56.0%

Amortization associated with products	126.1	194.7	68.6	54.4%	538.0

* Excluding depreciation for investment assets.
Impairment losses	13.5	9.3	-4.1	-30.8%

Impairment losses associated with products	r4.0	8.7	12.7	—	121.0

Amortization and impairment losses on intangible assets associated with products	122.1	203.4	81.2	66.5%	659.0

9. Financial Indicators

	FY17	FY18
[Growth rates]
Revenue (%)	2.2	18.5
Operating profit (%)	55.1	-15.2
Net profit (%) (1)	62.6	-41.6

[Profitability ratios]
Gross profit margin (%)	72.0	68.5
Operating margin (%)	13.7	9.8
Net margin (%) (1)	10.6	5.2
Return on total assets (%) (1)	4.4	1.2
Return on equity attributable to owners of the Company (ROE) (%)	9.6	3.0

[Stability ratios]
Ratio of equity attributable to owners of the Company to total assets (%)	48.6	37.2
Current ratio (%)	146.3	121.5
Non-current assets to long-term capital (%) (1)	90.4	95.3

[Efficiency ratios]
Asset turnover (times)	0.43	0.15
Fixed-asset turnover (times)	0.58	0.19
Notes and accounts receivable turnover (times) (2)	4.79	3.17

[Other ratios]
R&D expenses to revenue (%)	18.4	17.6
Equity attributable to owners of the Company per share (JPY)	2,557	3,319
Basic earnings per share (EPS) (JPY) (1)	239.35	113.50
Growth Rate of EPS (%)	62.7	-52.6
Annual dividends per share	180.0	180.0
Payout ratio (%)	75.2	158.6
Dividend on equity attributable to owners of the Company (DOE) (%)	7.2	6.1
Stock price at year-end (JPY)	5,183	4,521
Total market value (Billion JPY)	4,118.9	7,075.4

(1)	Ratios are calculated based on amounts attributable to owners of the Company.
(2)

“Notes and accounts receivable turnover” are after adjustment of outstanding balance at each fiscal year end if the ending day falls on weekend or holiday, and to be paid on the beginning day of the following fiscal term.

10. Consolidated Financials - Reconciliation from Reported to Core - FY2018 & FY2017

FY2018

											(Billion JPY)
		Reported to Core Adj.

	Reported	Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others	Core
Revenue	2,097.2										2,097.2

Cost of sales	-659.7				81.7						-578.0

Gross Profit	1,437.5				81.7						1,519.3

SG&A expenses	-717.6			23.8	0.6						-693.2
R&D expenses	-368.3			1.6							-366.8
Amortization of intangible assets	-194.7	95.4			99.2						—
Impairment losses on intangible assets	-8.7	8.7									—
Other operating income	159.9		-58.4					-88.6		-12.9	—
Other operating expenses	-103.2		41.4	59.6						2.1	—

Operating profit	205.0	104.1	-17.0	85.0	181.6			-88.6		-10.8	459.3
											Core Earnings

Financial income/expenses	-66.4			18.1	4.0					2.3	-42.0
Equity income/loss	-43.6					53.5					9.8

Profit before tax	94.9	104.1	-17.0	103.1	185.6	53.5		-88.6		-8.5	427.2

Tax expense	14.1	-25.5	3.9	-20.5	-44.0	-16.4		30.2		-47.7	-105.9
Non-controlling interests	0.1										0.1

Net profit	109.1	78.6	-13.1	82.6	141.7	37.1		-58.4		-56.2	321.4
											Core net profit

EPS (yen)	113										334
											Core EPS

Number of shares (millions)	961										961

FY2017

											(Billion JPY)

		Reported to Core Adj.

	Reported	Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others	Core
Revenue	1,770.5										1,770.5

Cost of sales	-495.9						1.4				-494.5

Gross Profit	1,274.6						1.4				1,276.0

SG&A expenses	-628.1										-628.1
R&D expenses	-325.4										-325.4
Amortization of intangible assets	-126.1	126.1									—
Impairment losses on intangible assets	4.0	-4.0									—
Other operating income	169.4		-153.4					-16.0			—
Other operating expenses	-126.6		116.0							10.5	—

Operating profit	241.8	122.1	-37.4				1.4	-16.0		10.5	322.5
											Core Earnings

Financial income/expenses	7.6							-30.3		7.6	-15.0
Equity income/loss	-32.2					40.0					7.8

Profit before tax	217.2	122.1	-37.4			40.0	1.4	-46.3		18.1	315.2

Tax expense	-30.5	-35.9	15.8			-12.2	-0.5	14.9	-27.5	-3.8	-79.8
Non-controlling interests	0.2										0.2

Net profit	186.9	86.2	-21.6			27.8	1.0	-31.4	-27.5	14.3	235.6
											Core net profit

EPS (yen)	239										302
											Core EPS

Number of shares (millions)	781										781

11. Legacy Takeda - Reconciliation from Reported to Core/Underlying Core - FY2018 & FY2017

FY2018

														(Billion JPY)

		Reported to Core Adj.										Core to Underlying Core Adj.
	Reported	Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others	Core	FX	Divestitures	Underlying
Revenue	1,788.0										1,788.0	-15.3	-10.4	1,762.3

Cost of sales	-476.4										-476.4	1.9	2.3	-472.2

Gross Profit	1,311.7										1,311.7	-13.4	-8.1	1,290.2

SG&A expenses R&D expenses	-618.4			23.8							-594.7	4.1	5.4	-585.2
Amortization of intangible assets	-323.7										-323.7	11.1	0.4	-312.3
Impairment losses on intangible assets	-95.4	95.4									—			—
Other operating income	-8.7	8.7									—			—
Other operating expenses	161.2		-59.8					-88.6		-12.9	—			—
	-74.1		36.5	35.5						2.1	—			—

Operating profit	352.5	104.1	-23.3	59.3				-88.6		-10.8	393.3	1.7	-2.3	392.7
										Core Earnings			Underlying Core Earnings

Financial income/expenses	-51.8			18.1						2.3	-31.4	3.1	0.3	-27.9
Equity income/loss	-43.9					53.5					9.6	0.1	—	9.7

Profit before tax	256.8	104.1	-23.3	77.4		53.5		-88.6		-8.5	371.4	5.0	-2.0	374.5

Tax expense	-23.1	-25.5	5.0	-15.7		-16.4		30.2		-57.2	-102.7	-1.7	0.8	-103.6
Non-controlling interests	0.1										0.1	—	-0.4	-0.3

Net profit	233.7	78.6	-18.3	61.6		37.1		-58.4		-65.7	268.8	3.3	-1.5	270.6
										Core net profit			Underlying Core net profit

EPS (yen)	243										280			346
										Core EPS			Underlying Core EPS

Number of shares (millions)	961										961			781

FY2017

														(Billion JPY)
	Reported to Core Adj.											Core to Underlying Core Adj.
	Reported	Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others	Core	FX	Divestitures	Underlying
Revenue	1,770.5										1,770.5	-37.8	-59.5	1,673.2

Cost of sales	-495.9						1.4				-494.5	4.3	18.1	-472.1

Gross Profit	1,274.6						1.4				1,276.0	-33.5	-41.4	1,201.1

SG&A expenses	-628.1										-628.1	10.1	13.1	-604.8
R&D expenses	-325.4										-325.4	11.3	1.0	-313.1
Amortization of intangible assets	-126.1	126.1									—		—	—
Impairment losses on intangible assets	4.0	-4.0									—		—	—
Other operating income	169.4		-153.4					-16.0			—		—	—
Other operating expenses	-126.6		116.0							10.5	—		—	—

Operating profit	241.8	122.1	-37.4				1.4	-16.0		10.5	322.5	-12.1	-27.3	283.2

											Core Earnings			Underlying Core Earnings

Financial income/expenses	7.6							-30.3		7.6	-15.0	7.2	-0.2	-8.0
Equity income/loss	-32.2					40.0					7.8	-0.1	—	7.7

Profit before tax	217.2	122.1	-37.4			40.0	1.4	-46.3		18.1	315.2	-4.9	-27.4	282.9

Tax expense	-30.5	-35.9	15.8			-12.2	-0.5	14.9	-27.5	-3.8	-79.8	0.9	6.1	-72.7
Non-controlling interests	0.2										0.2	-0.0	-0.7	-0.5

Net profit	186.9	86.2	-21.6			27.8	1.0	-31.4	-27.5	14.3	235.6	-4.0	-21.9	209.7

											Core net profit			Underlying Core net profit

EPS (yen)	239										302			268

											Core EPS			Underlying Core EPS

Number of shares (millions)	781										781			781

12. Reconciliation from net profit to EBITDA / Adjusted EBITDA

			(Billion JPY)

	Full year ended March 31
	2017	2018	2019
Net profit for the year	115.5	186.7	109.0
Income tax expenses	27.8	30.5	-14.1
Depreciation and amortization	171.4	182.1	272.4
Interest expense, net	5.5	6.8	41.6
EBITDA	320.2	406.1	408.9
Impairment losses	51.4	13.5	10.1
Other operating expense (income), net, excluding depreciation and amortization	-78.3	-61.1	-58.6
Finance expense (income), net, excluding interest income and expense, net	5.4	-14.4	24.9
Share of loss on investments accounted for under the equity method	1.5	32.2	43.6
Other adjustments:
Transaction costs related to the acquisition of ARIAD	3.2	—	—
Impact on profit related to fair value step up of inventory in ARIAD acquisition	—	1.4	—
Acquisition costs related to Shire	—	—	23.8
Other costs related to Shire	—	—	1.6
Impact on profit related to fair value step up of inventory in Shire acquisition	—	—	82.2
Adjusted EBITDA	303.4	377.7	536.4

Shire’s Non GAAP EBITDA (Apr 2018 - Dec 2018) *	—	—	541.3
Pro-forma Adjusted EBITDA **	—	—	1,077.7

*	Subtracted Shire Jan – Mar 2018 (3 months) Non GAAP EBITDA from Shire Jan – Dec 2018 (12 months) Non GAAP EBITDA and converted to JPY with average exchange rate of $:¥ of 1: 110.8 (Apr – Dec 2018).
**	12-month Apr 2018 – Mar 2019 combined Adjusted EBITDA of Takeda and Shire.

A COMPETITIVE, VALUES-BASED, R&D-DRIVEN, GLOBAL BIOPHARMACEUTICAL LEADER FY2018 Earnings Announcement May 14th, 2019

For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) during the presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. In particular, this presentation contains forecasts and management estimates related to the financial and operational performance of Takeda, including statements regarding forecasts for Revenue, Operating profit, Adjusted EBITDA, Profit before income taxes, Net profit attributable to owners of Takeda, Basic earnings per share, Amortization and impairment and other income/expense, Underlying Revenue, Underlying Core Earnings margin, Underlying Core EPS and Net Debt. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this presentation should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. IMPORTANT NOTICE 1 Certain Non-IFRS Financial Measures This presentation includes certain non-IFRS financial measures and targets. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures, which are on slides 63, 64, 66-70, and 74. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial statements of Shire plc (“Shire”) are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Therefore, the respective financial information of Takeda and Shire are not directly comparable. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. Furthermore, this presentation refers to Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA. Takeda’s Adjusted EBITDA is not ameasure presented in accordance with IFRS, and Shire’s Non-GAAP EBITDA is not a measure presented in accordance with U.S. GAAP. The most closely comparable measure presented in accordance with IFRS (for Takeda) is net profit for the year and in accordance with U.S. GAAP (for Shire) is net income. Please see slides 58 and 74 for a further description of Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA and a reconciliation to the respective most closely comparable measures presented in accordance with IFRS and U.S. GAAP. Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are not directly comparable, because (1) Takeda’s results are based on IFRS and Shire’s results are based on U.S. GAAP and (2) Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are defined differently.

AGENDA 01. Introduction 02. Business Area Focus 03. R&D Engine 04. Financial Strength 05. Closing Remarks 06. Q&A Session Christophe Weber President & CEO Costa Saroukos Chief Financial Officer Andrew Plump President, R&D Christophe Weber President & CEO

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. INTRODUCTION Christophe Weber President & Chief Executive Officer

CLEAR STRATEGIC PRIORITIES AS A COMPETITIVE, VALUES-BASED, R&D-DRIVEN, GLOBAL BIOPHARMACEUTICAL LEADER 4 TAKEDA’S VALUES AND CULTURE Patient-Trust-Reputation-Business Best-in-class Employer 5 key business areas of GI, Rare Diseases, Plasma- Derived Therapies, Oncology, and Neuroscience Therapeutic Area focus, partnership model, and patient-centric, science-driven culture of innovation Driving margin expansion and generating substantial cash flow to invest in the business, de-leverage rapidly, and return cash to shareholders BUSINESS AREA FOCUS R&D ENGINE FINANCIAL STRENGTH

DELIVERING ON STRATEGIC PRIORITIES IN FY2018 5 • Key growth products continued to deliver strong revenue momentum (e.g. ENTYVIO +34.8%, NINLARO +36.1%, TRINTELLIX +19.4%) • Successful completion of Shire and TiGenix acquisitions • Acquired 10 new plasma collection centers since Shire acquisition close • Divested non-core assets Multilab and Techpool • Entered into agreements to divest XIIDRA and TACHOSIL • ENTYVIO demonstrated superior efficacy vs adalimumab in UC head-to-head VARSITY study; submitted regulatory applications*1 for subcutaneous formulation in the U.S. and EU • Approvals: TAKHZYRO (U.S./EU), ALUNBRIG (EU); label expansions: ADCETRIS (EU/JP), TRINTELLIX (U.S.) • 15 New Molecular Entity clinical stage-ups since April 2018 • 44 new collaborations with biotech/academia in FY18; announced 3 leading edge cell-therapy partnerships • Legacy Takeda Underlying Core Earnings margin +540bps driven by business momentum & Global OPEX initiative • Strong Legacy Takeda performance entirely absorbed Shire acquisition related costs • Unlocked JPY 200.9 billion cash from sale of real estate, securities and non-core businesses • Secured investment grade rating; net debt/adjusted EBITDA at 4.7x as of March 31, 2019 UC: Ulcerative colitis *1. Biologics Licensing Application in the U.S.; Marketing Authorization Line Extension Application in the EU BUSINESS AREA FOCUS R&D ENGINE FINANCIAL STRENGTH +5.3 % Underlying Revenue 346 yen Underlying Core EPS LEGACY TAKEDA +18.5 % Reported Revenue Core Earnings +42.4 % CONSOLIDATED RESULTS*1 *1. Includes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting *2. Excluding any impact of divestitures impacted by non-cash costs related to the application of purchase accounting 113 yen Reported EPS +540 bps Underlying Core Earnings Margin • Excellent FY2018 results exceeded guidance, driven by key growth products and OPEX discipline • Shire integration progressing as planned and at pace, with no loss of business momentum FY2019 to benefit from full year Legacy Shire contribution

BUSINESS MOMENTUM DELIVERING EXCELLENT FY2018 RESULTS & A STRONG BASE FOR FUTURE GROWTH Well positioned for future growth • Momentum of key growth products in our 5 Key Business Areas expected to largely offset significant Loss of Exclusivity impact (e.g. VELCADE, FIRAZYR, ULORIC) and pricing headwinds • Underlying Core Earnings margin of “mid-twenties %” and Underlying Core EPS guidance of 350-370 yen*2 based on full year Shire contribution, cost synergies and OPEX discipline • Top line growth will be driven by portfolio of 14 growing global brands • Lean & innovative R&D engine to deliver sustainable pipeline • Committed to margin expansion and deleveraging targets Excellent FY2018 results Strong base for future growth 6

7 UNDERLYING REVENUE GROWTH*1,2 Flat to slightly declining UNDERLYING CORE EARNINGS MARGIN Mid-twenties % UNDERLYING CORE EPS 350-370 yen ANNUAL DIVIDEND PER SHARE 180 yen Financial assumption for VELCADE in the U.S. is for one additional non-therapeutically equivalent competitor with intravenous and subcutaneous administration launching in July 2019. If no additional competitor launches, pro-forma underlying revenue growth would be “flat to slightly increasing”. Note: FY2019 Management Guidance does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL. However, Takeda does not expect these divestitures to have a meaningful impact on its management guidance. FY2019 BUSINESS MOMENTUM EXPECTED TO LARGELY OFFSET SIGNIFICANT LOSS OF EXCLUSIVITY HEADWINDS FY2019 MANAGEMENT GUIDANCE (EXCLUDING ANY IMPACT OF DIVESTITURES) • Momentum of key growth products in our 5 Key Business Areas is expected to largely offset Loss of Exclusivity of VELCADE, FIRAZYR, ULORIC & others • Full year consolidation of Legacy Shire results, cost synergies and OPEX discipline expected to contribute to underlying Core EPS of 350-370 yen *1. Constant Exchange Rate growth (applying FY2018 full year average foreign exchange rate) *2. Compared to baseline of JPY 3,300 billion (pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD)

INTEGRATION PROGRESSING WELL; INCREASING COST SYNERGY TARGET TO ~US$2B

INTEGRATION HIGHLIGHTS

- Five months into integration, overall progress is on track
- Increasing annual recurring pre-tax cost synergy target to ~$2B by end of FY2021, with cumulative one-time implementation costs of $3B
- Executing on divestment strategy, with announced divestitures of XIIDRA and TACHOSIL

	PRE-CLOSE	POST-CLOSE
PEOPLE & CULTURE	• Appointed new Takeda Executive Team (TET) • Appointed "TET-1" layer of top 200 leaders	• First leadership meeting held 2 days after close • Identified "TET-2" and "TET-3" layers of management • Key policies harmonized
ORGANIZATION/ LOCATIONS	• Announced new operating model to leverage Takeda and Shire know-how, with 4 regional business units and 3 global specialty business units • Decision made to consolidate U.S. operations in Boston	• Zurich chosen as regional HQ in Europe • UK site consolidation announced • Reduced U.S. field-based employees; rolled out new footprint for primary care and neuroscience specialty salesforce
SYSTEMS/IT	• Extensive planning for seamless operations (e.g. emails) on Day 1	• Integrated platform to track OPEX and synergy targets, implementation costs, and FTEs for the whole company

8

DIVERSE AND EXPERIENCED TAKEDA EXECUTIVE TEAM

JAPAN



CHRISTOPHE WEBER
President & CEO

COSTA SAROUKOS
Chief Financial Officer

MASATO IWASAKI
President, Japan Pharma Business Unit

HARUHIKO HIRATE
Corporate Communications & Public Affairs Officer

YOSHIHIRO NAKAGAWA
Global General Counsel

PADMA THIRUVENGADAM
Chief Human Resources Officer

MILANO FURUTA
Corporate Strategy Officer & Chief of Staff

US



ANDY PLUMP
President, Research & Development

RAMONA SEQUEIRA
President, US Business Unit

TERESA BITETTI
President, Global Oncology Business Unit

RAJEEV VENKAYYA
President, Global Vaccine Business Unit

GERARD (JERRY) GRECO
Global Quality Officer

MARCELLO AGOSTI
Global Business Development Officer

HELEN GIZA
Chief Integration & Divestiture Management Officer

SWITZERLAND



GILES PLATFORD
President, Europe & Canada Business Unit

CAMILLA SOENDERBY
Chief Patient Value & Product Strategy Officer

JULIE KIM
President, Plasma-Derived Therapies Business Unit

THOMAS WOZNIEWSKI
Global Manufacturing & Supply Officer

MWANA LUGOGO
Chief Ethics & Compliance Officer

SINGAPORE



RICARDO MAREK
President, Growth & Emerging Markets Business Unit

9

BOARD COMPOSITION FOR BEST IN CLASS GOVERNANCE

INTERNAL DIRECTORS


NC

Christophe Weber
Representative Director,
President & CEO



Masato Iwasaki
Director, President,
Japan Pharma Business Unit



Andrew Plump
Director, President,
Research & Development

INDEPENDENT DIRECTORS[*1]


CB
NC

Masahiro Sakane
Independent Director
Chair of the Board meeting
Chair of Nomination Committee



Michel Orsinger
Independent Director


CC

Toshiyuki Shiga
Independent Director
Chair of Compensation Committee


NC

Emiko Higashi
Independent Director


CC

Yoshiaki Fujimori
Independent Director



Ian Clark
Independent Director



Olivier Bohuon
Independent Director



Steven Gillis
Independent Director

AUDIT & SUPERVISORY COMMITTEE (A&SC)


CC

Yasuhiko Yamanaka
Director,
A&SC member


NC

Shiro Kuniya
Independent Director,
Chair A&SC



Koji Hatsukawa
Independent Director,
A&SC member



Jean-Luc Butel
Independent Director,
A&SC member

CB CHAIR OF THE BOARD MEETING
INDEPENDENT DIRECTOR
NC NOMINATION COMMITTEE
CC COMPENSATION COMMITTEE

*1 As defined by Tokyo Stock Exchange listing rules

10

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. BUSINESS AREA FOCUS Christophe Weber President & Chief Executive Officer 12

A COMPETITIVE VALUES-BASED, R&D-DRIVEN, GLOBAL BIOPHARMACEUTICAL LEADER Tokyo Takeda Global HQ Boston Area Global Hub Research sites Manufacturing sites APPROX. NET SALES BREAKDOWN BY REGION Listed on the Tokyo Stock Exchange (TSE: 4502) Listed on the New York Stock Exchange (NYSE: TAK) 13% EMERGING MARKETS 19% EUROPE & CANADA 50% U.S. 18% JAPAN ~JPY 3.3T ~US$30B PRO-FORMA REVENUE*1 *1. Pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD GI (~19% of total revenue)*1 RARE DISEASES (~21%) PLASMADERIVED THERAPIES (~11%)*2 ONCOLOGY (~12%) NEUROSCIENCE (~12%) OTHERS (~25%) RARE METABOLIC (~6%) RARE HEMATOLOGY (~11%) HEREDITARY ANGIOEDEMA (~4%) RARE IMMUNOLOGY 13 Focused portfolio in 5 key business areas representing ~75% of total revenue*1 *1. Percentages on this slide refer to percentage of pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD *2. ~11% excluding Plasma Derived Therapies in Hereditary Angioedema and Rare Hematology (Cinryze, Feiba, Immunate, Hemofil M, Immunine and Immuseven). ~14% includes these products. *3. On May 8th 2019, Takeda announced agreement to divest XIIDRA

5 KEY BUSINESS AREAS Magnyl Xefo Ebrantil ...etc. ~14%*2 *3 14

BALANCED PORTFOLIO OF KEY PRODUCTS INCLUDING 14 GLOBAL BRANDS EXPECTED TO CONTINUE TO DRIVE GROWTH OVER THE MID-TERM *1. Underlying Revenue shown for Legacy Takeda products. Pro-forma April 2018-March 2019 revenue shown for Legacy Shire products, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD FY2018 REVENUE*1 (Bn JPY) (MM USD) versus PY GLOBAL BRAND 261.3 2,360 +34.8% 58.2 526 +20.1% 52.0 470 +29.5% - - N/A (commercial launch August 2018) 27.6 250 +53.4% 54.7 494 +24.8% 16.7 151 N/A (commercial launch August 2018) 72.2 652 +10.0% 52.0 470 -3.4% 38.8 351 -2.5% 60.2 544 +36.1% 45.3 410 +19.7% 5.0 45 +85.1% 246.4 2,226 +0.0% 54.5 493 +19.4% 286.5 2,588 +8.6% +3.6% +6.4% +90.3% 58.4 528 +2.1% FY2018 REVENUE*1 (Bn JPY) (MM USD) versus PY GLOBAL BRAND IMMUNOGLOBULIN RARE DISEASES NEURO- ONCOLOGY SCIENCE GI ALBUMIN/FLEXBUMIN PLASMA-DERIVED THERAPIES 15

A GLOBAL LEADER IN INFLAMMATORY BOWEL DISEASE AND OTHER GI DISEASES Approved in 50+ countries, preparing to file in China Continue global roll out, positioning as first-line biologic option for patients who have failed conventional therapy Lifecycle management including subcutaneous formulation and GvHD Peak sales estimate US$4-5B*1 GvHD: Graft versus Host Disease; LDA: Low-dose aspirin Launched in Japan*2 and several Asian markets Strong volume growth in Japan, driven by efficacy in reflux esophagitis and prevention of gastric ulcer recurrence during LDA administration Approved in EU in March 2018, first commercial use in August 2018; more than 50 patients treated to date Focus on establishing the brand, and identifying and training of centers of excellence in launching countries Patients dosed in Ph-3 ADMIRE-CD-II study to support global filings *1. Takeda internal estimate, Probability-to-success (PTS)-adjusted *2. Co-promotion with Otsuka Pharmaceutical Co. Ulcerative colitis, Crohn’s disease Acid related diseases Complex anal fistulas in adults with Crohn’s disease Approved in U.S. & EU and several other markets Continue launch activities in approved regions and raise awareness Short bowel syndrome of product profile in this ultra-rare condition GI KEY GROWTH PRODUCTS GI PORTFOLIO REVENUE OUTLOOK OVER MID-TERM Key Growth Products New launches (e.g. TAK-721) GROWTH DRIVERS INCREMENTAL GROWTH Loss of Exclusivity (AMITIZA, DEXILANT, PENTASA) Erosion of LIALDA, pantoprazole HEADWINDS FY2018 Revenue (pro forma) ENTYVIO TAKECAB GATTEX ALOFISEL OTHERS ~JPY 640B ~US$5.8B *3. Pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire products converted at April 2018-March 2019 average exchange rate of 111 JPY/USD *3 16

ENTYVIO CONTINUES ON STRONG GROWTH TRACK 5 YEARS FROM LAUNCH; WE NOW ESTIMATE PEAK SALES OF $4-5B*1 GI ENTYVIO (VEDOLIZUMAB) SUPERIOR TO ADALIMUMAB IN ACHIEVING CLINICAL REMISSION*2 AT WEEK 52 IN UC*3 31.3 22.5 0 20 40 60 PATIENTS, % (95% CI) 120/383 87/386 CLINICAL REMISSION (PRIMARY ENDPOINT) n= Î” = 8.8% (2.6%, 15.0%) p=0.0061 SC: Subcutaneous; IV: Intravenous CI: Confidence interval; q8: every 8 weeks; eow: every other week UC: Ulcerative colitis; CD: Crohns disease Adalimumab SC 40mg eow Vedolizumab IV 300mg q8 CONTINUING TO GROW MARKET SHARE IN LAUNCHED COUNTRIES Increasing overall market share in the U.S. (UC 24.7%; CD 13.0%)*4 and Europe & Canada (UC 21.1%; CD 12.1%)*5, driven by continued penetration of the bio-naïve segment GEOGRAPHIC EXPANSION STILL ONGOING Japan CD indication under review (launched for UC) Potential China submission in FY2020*6 MAXIMIZING VALUE THROUGH LIFECYCLE MANAGEMENT Data from the first head-to-head superiority trial of two biologics in UC (VARSITY Study) demonstrated vedolizumab superior to adalimumab in achieving clinical remission at Week 52 Subcutaneous formulation filed in U.S. (UC) and Europe (UC and CD) GvHD prophylaxis Ph-3 study initiated with first patient dosed (March 2019) *1. Takeda internal estimate, Probability-to-success (PTS)-adjusted *2. Clinical remission: Complete Mayo score of 2 points and no individual subscore &#62;1 point. *3. Data from full analysis set, which includes all randomised patients who received at least 1 dose of study drug. *4. Source: Patient shares estimated from projected patient counts from SHA Medical and Pharmacy Claims data, February 2019. *5. Source: Internal data *6. On Aug. 8th, 2018, the China Center for Drug Evaluation (CDE) selected a total of 48 products for which there is an urgent medical need but which are not currently approved for marketing in China. Pharmaceutical companies have been encouraged to submit NDAs for these products using data gathered outside of China (including data demonstrating a lack of ethnic differences), and such NDAs will be subject to a priority review/appeal process. Source: Schreiber S, et al. J Crohns Colitis 2019;13(Supplement_1):S612–3 (abst OP34). [Oral presentation] RARE METABOLIC PORTFOLIO REVENUE OUTLOOK OVER MID-TERM Approved in U.S. & EU Increasing awareness of the burden of illness in hypoparathyroid patients whose hypocalceimia is not adequately controlled, and establish NATPARA as the adjunctive treatment of choice for patients whose hypocalcemia cannot be controlled on standard Hypoparathyroidism therapy KEY GROWTH PRODUCTS

RARE DISEASES

RARE METABOLIC: MAINTAIN STABLE PORTFOLIO IN LYSOSOMAL STORAGE DISORDERS AND FOCUS ON NATPARA EXPANSION

KEY GROWTH PRODUCTS

Natpara

Hypoparathyroidism

- Approved in U.S. & EU
- Increasing awareness of the burden of illness in hypoparathyroid patients whose hypocalceimia is not adequately controlled, and establish NATPARA as the adjunctive treatment of choice for patients whose hypocalcemia cannot be controlled on standard therapy

STABLE PORTFOLIO FOR LYSOSOMAL STORAGE DISORDERS

elaprase (idursulfase)	REPLAGAL agalsidase alfa	VPRIV
Hunter syndrome	Fabry disease	Gaucher disease

RARE METABOLIC PORTFOLIO REVENUE OUTLOOK OVER MID-TERM



~JPY 190B
~US$1.7B
FY2018 Revenue
(pro forma)*1
ELAPRASE
REPLAGAL
VPRIV
NATPARA

INCREMENTAL GROWTH

GROWTH DRIVERS

- ⊕ NATPARA growth
- ⊕ Stable portfolio for lysosomal storage disorders (ELAPRASE, REPLAGAL, VPRIV)

*1. Pro-forma April 2018-March 2019 revenue converted at April 2018-March 2019 average exchange rate of 111 JPY/USD

17

Takeda

RARE DISEASES

RARE HEMATOLOGY: CONTINUE TO DELIVER SIGNIFICANT VALUE TO PATIENTS IN INCREASINGLY COMPETITIVE ENVIRONMENT

KEY GROWTH PRODUCTS

ADYNOVATE
Rurioctocog alfa pegol (Recombinant Coagulation Factor VIII)

Hemophilia A

myPKFiT

- Approved in U.S., EU, Canada, Japan; continuing to roll-out launches in Europe and Emerging Markets
- Continue to focus on personalised Factor VIII replacement therapy with ADYNOVATE as the standard of care in patients with Hemophilia A
- Differentiate personalised prophylaxis through ADYNOVATE with myPKFiT, with goal to reduce bleeds for optimal joint health, allowing patients to live more active lives. Optimizing factor VIII levels is an essential part of a personalized treatment approach

RARE HEMATOLOGY PORTFOLIO REVENUE OUTLOOK OVER MID-TERM



~JPY 380B
~US$3.5B
FY2018 Revenue (pro forma)*1
FEIBA
ADVATE
ADYNOVATE
OTHERS

OVERALL DECLINE

GROWTH DRIVERS

⊕ ADYNOVATE growth

HEADWINDS

⊖ Competitive pressure, particularly on FEIBA and ADVATE

*1. Pro-forma April 2018-March 2019 revenue converted at April 2018-March 2019 average exchange rate of 111 JPY/USD

18

RARE DISEASES

HEREDITARY ANGIOEDEMA: EXPECTED STRONG GROWTH OF TAKHZYRO SHOULD ENSURE TAKEDA MAINTAINS LEADERSHIP POSITION IN HAE

KEY GROWTH PRODUCTS

TAKHZYRO (lanadelumab-flyo) injection

Prevention of hereditary angioedema attacks

- Approved in the U.S., EU and Canada; under review in China
- Initial U.S. uptake comes from patients on existing prophylaxis therapies and those new to prophylaxis

Focusing on launch excellence with the goals of:

- Establishing prevention of HAE attacks as the standard of care, with zero attacks the treatment goal
- Positioning TAKHZYRO as first-line prevention treatment based on efficacy and safety profile, and subcutaneous self-administration
- Ensuring patient access to TAKHZYRO

HAE PORTFOLIO REVENUE OUTLOOK OVER THE MID-TERM



~JPY 130B
~US$1.2B
FY2018 Revenue (pro forma) *1
FIRAZYR
CINRYZE
KALBITOR
TAKHZYRO

INCREMENTAL GROWTH

GROWTH DRIVERS

⊕ TAKHZYRO growth

HEADWINDS

⊖ Loss of exclusivity (FIRAZYR)

⊖ Cannibalization of CINRYZE by TAKHZYRO

*1. Pro-forma April 2018-March 2019 revenue converted at April 2018-March 2019 average exchange rate of 111 JPY/USD

19

PLASMA-DERIVED THERAPIES

OTHER PLASMA-DERIVED RARE IMMUNOLOGY PRODUCTS: MANAGING SUPPLY TO ENSURE STABLE GROWTH OF IG AND ALBUMIN

KEY GROWTH PRODUCTS

GAMMAGARD LIQUID (PID, MMN); **Kiovig** (PID, SID, other neuro-immunological indications)

- Approved in 50+ countries (KIOVIG in EU)
- Continue to build on GAMMAGARD LIQUID's position as a highly recognized IVIG brand that is standard of care treatment for PID and MMN

HyQvia; **Cuvitru** (PID, SID (EU))

- HYQVIA approved in the U.S., EU, LATAM, and Middle East; CUVITRU approved in the U.S. and EU
- Provides patients flexibility in their schedule of subcutaneous IG administration, whether monthly (HYQVIA) or more frequently (CUVITRU)
- Phase 3 study ongoing for CIPD indication (HYQVIA)

Flexbumin; **HUMANALBUMIN** (Hypovolemia, Hypoalbuminemia)

- Approved in 40+ countries
- Maximize opportunity in China and other top priority markets including the U.S. and India
- FLEXBUMIN uses a closed system (collapsible bag) which is lightweight, aimed at reducing the risk of hospital infections, and allows minimal wastage

OTHER PLASMA-DERIVED RARE IMMUNOLOGY PORTFOLIO REVENUE OUTLOOK OVER THE MID-TERM



~JPY 370B
~US$3.4B
FY2018 Revenue
(pro forma)*1
IG
ALBUMIN
OTHERS

SIGNIFICANT INCREMENTAL GROWTH

GROWTH DRIVERS

⊕ Key Growth Products

PID: Primary Immunodeficiency; SID: secondary immunodeficiency; MMN: Multifocal motor neuropathy; IVIG: Intravenous Immunoglobulin; CIDP: Chronic Inflammatory Demyelinating Polyradiculoneuropathy

*1. Pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire products converted at April 2018-March 2019 average exchange rate of 111 JPY/USD

20

21 MAKING THE RIGHT INVESTMENTS TO BUILD A COMPETITIVE LEADING POSITION MANUFACTURING: RAMPING UP OPERATIONS AT COVINGTON • Received US FDA approval to manufacture FLEXBUMIN in March 2019 • Ramp up to full production over next several years, with a focus on manufacturing the IG portfolio and Albumin, covering 1 million+ square feet with the opportunity to further expand with the aim of reducing the gap between demand and supply • Additional internal capacity expansion under evaluation ESTIMATED GLOBAL IG MARKET (US$B)*1 SUPPLY: INVESTING IN PLASMA COLLECTION Acquired 10 additional plasma collection centers since Shire acquisition close • 1 center in Maryland, U.S. • 2 centers in Austria • 7 centers in Hungary Current footprint of 105 centers in the US, and 30 ex-US Intend to continue to invest in increasing plasma collection footprint, aiming for double-digit increase in number of new centers each year DEMAND CONTINUES TO DRIVE SIGNIFICANT MARKET GROWTH 29% 85% 71% 15% SCIG IVIG 2018 2025 $19B $12B +8% SCIG: Subcutaneous Immunoglobulin; IVIG: Intravenous Immunoglobulin *1. Market share by value, 2016 WW MRB Report, 2017 US MRB Report PLASMA-DERIVED THERAPIES

ONCOLOGY

ASPIRATION TO BECOME A GLOBAL TOP 10 ONCOLOGY PLAYER

KEY GROWTH PRODUCTS

NINLARO (ixazomib) capsules — Relapsed/refractory multiple myeloma

- Approved in 60+ countries, FY2018 launches in China & France
- Continue global roll out and increase share in 2L+ MM based on profile of efficacy, convenience and tolerability
- Important data readout expected for transplant-ineligible MM maintenance (FY2019 H2)
- Peak sales estimate US$1.5-2.0B*1

ADCETRIS (brentuximab vedotin) — Malignant lymphomas

- Approved in 70+ countries*2
- Label expansion to include previously untreated Hodgkin lymphoma approved in Japan (Sept 2018) and EU (Feb 2019)
- Frontline PTCL data submitted to regulatory authorities in Japan (March 2019), with filing expected in EU in FY2019

ALUNBRIG (BRIGATINIB) — ALK+ Non-Small Cell Lung Cancer (post-crizotinib)

- Approved in U.S. & EU, studies ongoing in Japan and China
- First-line NSCLC submission in U.S. planned for H2 FY2019 based on 2nd interim analysis of ALTA-1L study
- Second-line head-to-head study with alectinib ongoing
- Peak sales estimate US$1B*1

ONCOLOGY PORTFOLIO REVENUE OUTLOOK OVER MID-TERM


~JPY 400B
~US$3.6B
FY2018 Revenue
(Underlying)
VELCADE
NINLARO
ADCETRIS
ALUNBRIG
OTHERS

INCREMENTAL GROWTH

GROWTH DRIVERS

⊕ Key Growth Products

⊕ New launches (e.g. niraparib, cabozantinib)

HEADWINDS

⊖ Loss of Exclusivity (VELCADE)

⊖ Erosion of leuprorelin

MM: Multiple Myeloma; PTCL: Peripheral T-cell Lymphoma, NSCLC: Non Small Cell Lung Cancer
*1. Takeda internal estimate, Probability-to-success (PTS)-adjusted
*2. ADCETRIS is in-licensed from Seattle Genetics; Takeda has marketing rights ex.-North America

22

Takeda

NEUROSCIENCE

STRONG U.S. FRANCHISE WITH LEADERSHIP IN ADHD

KEY GROWTH PRODUCTS

Vyvanse

Attention deficit hyperactivity disorder

- Approved in 23 countries, with Japan approval in March 2019
- #1 branded ADHD medication in the U.S.
- Realize volume-driven U.S. growth over the mid-term by stabilizing market share in the pediatric population and expanding in adults

Trintellix vortioxetine

Major depressive disorder

- Marketed in the U.S.; under regulatory review in Japan*1
- #1 branded antidepressant in the U.S.
- Expanded label in the U.S. to include data on speed of processing (May 2018) and Treatment Emergent Sexual Dysfunction (October 2018)

NEUROSCIENCE PORTFOLIO REVENUE OUTLOOK OVER MID-TERM


~JPY 400B
~US$3.6B
FY2018 Revenue
(pro forma)*2
VYVANSE
TRINTELLIX
OTHERS

GROWTH UNTIL VYVANSE LOSS OF EXCLUSIVITY

GROWTH DRIVERS

⊕ Key Growth Products

HEADWINDS

⊖ Loss of Exclusivity (ADDERALL XR, ROZEREM, MYDAYIS, VYVANSE)

*1. Trintellix is in-licensed from Lundbeck; Takeda has co-marketing rights in the U.S. and Japan

*2. Pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire products converted at April 2018-March 2019 average exchange rate of 111 JPY/USD

23

BALANCED PORTFOLIO OF 14 GLOBAL BRANDS IN OUR KEY BUSINESS AREAS EXPECTED TO DRIVE REVENUE GROWTH IN THE MID-TERM WHILE THE R&D PIPELINE ADVANCES

TAKEDA TOTAL REVENUE OUTLOOK OVER MID-TERM



~JPY 3.3T
~US$30B
OTHERS
NEUROSCIENCE
ONCOLOGY
OTHER PLASMA-DERIVED
RARE IMMUNOLOGY
RARE DISEASES
GASTROENTEROLOGY (GI)
FY2018 Revenue
(pro forma)

INCREMENTAL GROWTH

GROWTH DRIVERS

⊕ Key Growth Products in 5 Key Business Areas

⊕ New launches

HEADWINDS

⊖ Loss of Exclusivity

⊖ Competitive pressure

⊖ Pricing pressure

*1. Pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire. Legacy Shire results converted at April 2018-March 2019 average rate of 111 JPY/USD.

24

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. R&D ENGINE Andrew Plump President, Research & Development

A UNIQUE R&D ENGINE DRIVING INNOVATION 26 HIGHLY FOCUSED PLASMA DERIVED THERAPIES ONCOLOGY GI RARE DISEASES VACCINE THERAPEUTIC AREAS LEADING PARTNERSHIP MODEL CULTURE OF INNOVATION UNIQUE R&D ENGINE Agile and lean organization, freeing up resources to be invested into pipeline development Dynamic and sustainable research and early development engine with key capabilities Transformative advances via reciprocally advantageous partnerships Laser-focused on purposeful execution NEUROSCIENCE

PERFORMANCE AGAINST IMPORTANT R&D MILESTONES IN FY2018

COMPOUND	EXPECTED EVENT		Since FY18 Q3		
ADCETRIS	Front-Line Hodgkin's Lymphoma EU approval decision	H2	✓	NEW	
	Front-Line Hodgkin's Lymphoma Japan approval decision	H2	✓		
ALUNBRIG	ALTA-1L Front-line ALK+ NSCLC 1st Interim Analysis	H1	✓		
	2nd-line ALK+ NSCLC EU approval decision	H2	✓		
Cabozantinib	Hepatocellular carcinoma Japan pivotal study start	H2	✓		
ICLUSIG	Ph+ Acute Lymphoblastic Leukemia Global pivotal study start	H1	✓		
NINLARO	Newly Diagnosed Multiple Myeloma 1st Interim Analysis	H1	→		Study continues to 2nd IA
	Multiple Myeloma Maintenance Post-Transplant 1st Interim Analysis	H1	→		The Multiple Myeloma Maintenance Post-Transplant study met its primary endpoint of progression free survival at the first IA in July 2018. This data was submitted to the FDA in November 2018, and after further discussion with the authorities, the decision has been made to withdraw the filing and to resubmit when more mature survival data are available. We will be reviewing the timing of future analyses and will work closely with the FDA on resubmission plans.
Pevonedistat	HR-MDS/CMML/LB AML Ph-2 final analysis	H2	→		Move final analysis to FY2019 with potential filing from ongoing Phase 2 study
TAK-788	First patient dosed in registration enabling Ph-2 NSCLC study	H2	✓	NEW	Upcoming presentation at scientific conference
ENTYVIO	Crohn's Disease Japan submission	H1	✓		
	Ulcerative Colitis Japan approval decision	H1	✓		
	Subcutaneous administration Ulcerative Colitis U.S./EU submission	H2	✓	NEW	Also submitted for Crohn's disease in EU
TAK-954	Enteral Feeding Intolerance Ph-2b study initiation	H1	✕		Discontinued due to patient recruitment challenges in evolving patient management practice
	Post-Operative Gastrointestinal Dysfunction Ph-2b initiation	H2	✓	NEW	
TAK-906	Gastroparesis Ph-2b initiation	H2	✓		
TAK-721 (SHP621)	Eosinophilic Esophagitis Ph 3 induction study (301) top line data	H2	✓	NEW	
TRINTELLIX	Major Depressive Disorder Japan submission	H2	✓		
	TESD U.S. label update approval decision	H2	✓		
TAK-925	Proof of concept in narcolepsy patients	H2	→		Program achieved early stage goals and is on track to advance
TAK-003	Dengue Vaccine Ph-3 primary analysis	H2	✓		Publication forthcoming
TAK-214	Norovirus Vaccine Ph-2b final analysis (in adults)	H1	✓		

Table only shows select R&D milestones and is not comprehensive. All timelines are current assumptions and subject to change. For full glossary of disease abbreviations please refer to appendix.

27

Takeda

INNOVATIVE PIPELINE HAS DELIVERED 15 NEW MOLECULAR ENTITY CLINICAL STAGE-UPS SINCE APRIL 2018

	PHASE 1	PHASE 2	PHASE 3/FILED	APPROVED*
ONCOLOGY	**TAK-252** Shattuck, Agonist Redirected Checkpoint, Solid tumors **TAK-573** Teva, Anti-CD38-attenukine, R/R MM **TAK-079** Anti-CD38 mAb, R/R MM, SLE **TAK-164** ImmunoGen, GCC IGN ADC, GI malignancies **TAK-981** SUMO inhibitor, Multiple cancers	**TAK-228** (sapanisertib), mTORC 1/2 inhibitor, Endometrial cancer **TAK-659** SYK/FLT-3 inhibitor, Hematologic malignancies, NHL **TAK-788** EGFR/HER2 inhibitor, NSCLC **TAK-931** CDC7 inhibitor, ESCC, sqNSCLC	**TAK-385** (relugolix), Myovant, GnRH antagonist, Prostate Cancer (JP) **TAK-924** (pevonedistat), NAE inhibitor, HR-MDS/CMML	**NINLARO®** Proteasome inhibitor **ADCETRIS®** Seattle Genetics, CD30 ADC **ICLUSIG®** BCR-ABL inhibitor **ALUNBRIG®** ALK inhibitor **Cabozantinib** Exelixis, VEGFR/RTK inhibitor **Niraparib** GlaxoSmithKline, PARP 1/2 inhibitor
GASTRO-ENTEROLOGY	**TAK-951** Peptide agonist, Nausea & vomiting **Kuma062** PvP Biologics, Glutenase, Celiac Disease **TAK-018** Enterome, FimH antagonist, Crohn's Disease **TAK-681** (SHP-681), GLP2r long-acting, Short Bowel Syndrome **TAK-671** Samsung Bioepis, Protease inhibitor, Acute Pancreatitis	**TAK-906** D2/D3R antagonist, Gastroparesis **TIMP-Gliadin** Cour, Imm Tol Induction, Celiac Disease **TAK-954** Theravance, 5-HT4R agonist, POGD	**TAK-721** (SHP621), UCSD/Fortis, Oral anti-inflammatory, EoE	**ENTYVIO®** α4β7 mAb **Vonoprazan** PCAB **ALOFISEL** mesenchymal stem cells **GATTEX®** GLP-2R agonist
RARE DISEASES	**TAK-611** (SHP611), ERT, MLD **TAK-531** (SHP631), ArmaGen, I2S replacement, Hunter CNS **TAK-754** (SHP654), Asklepios Biopharm., Gene therapy HemA	**TAK-607** (SHP607), IGF-1/ IGFBP3, Chronic Lung Disease **TAK-609** (SHP609), I2S replacement, Hunter CNS (IT)	**TAK-755** (SHP655), KM Biologics, ERT/ ADAMTS-13, cTTP **TAK-620** (SHP620), GlaxoSmithKline, UL97 kinase inh, CMV infect. in transplant	**OBIZUR** Ipsen, FVIII replacement **VONVENDI** vWF replacement **NATPARA** PTH replacement **ADYNOVATE** FVIII replacement **TAKHZYRO** Anti-kallikrein mAb
NEUROSCIENCE	**TAK-653** AMPAR potentiator, TRD **TAK-418** LSD1 inhibitor, Kabuki Syndrome **TAK-041** GPR139 agonist, CIAS NS **MEDI-1341** AstraZeneca, Alpha-syn mAb, Parkinson's Disease **TAK-925** Orexin 2R agonist, Narcolepsy **WVE-120101** Wave Life Sciences, mHTT SNP1 ASO, Huntington's Disease **WVE-120102** Wave Life Sciences, mHTT SNP2 ASO, Huntington's Disease	**TAK-935** Ovid Therapeutics, CH24H inhibitor, Rare Pediatric Epilepsies **TAK-831** DAAO inhibitor, CIAS NS		**TRINTELLIX™** Lundbeck, Multimodal anti-depressant **BUCCOLAM** GABA Allosteric Modulator
PLASMA-DERIVED THERAPIES				**HYQVIA** Halozyme, IgG 10% + Recombinant Human Hyaluronidase **CINRYZE** C1 inhibitor
VACCINES	**TAK-021** EV71 Vaccine **TAK-426** BARDA, Zika Vaccine	**TAK-214** Norovirus Vaccine	**TAK-003** Dengue Vaccine	

▶ Stage-ups/additions after Q3 FY18
▷ Stage-ups/additions since April 1, 2018
● Orphan Drug Designation (in any region / indication for a given asset)
● Registration enabling Ph-2 study
Assets shown in Phases 1-3 explicitly refer to new molecular entities

*With ongoing significant clinical development activities; Pipeline as of May 14, 2019
Pipeline not all inclusive; programs also ongoing in other Therapeutic Areas. For glossary of disease abbreviations please refer to appendix.

28

MAXIMIZING THE VALUE OF OUR APPROVED PROGRAMS

ONCOLOGY

PHASE 1
- ALUNBRIG® — ALK inhibitor — 1L ALK+NSCLC (CN)

PHASE 2
- ALUNBRIG® — ALK inhibitor — 2L ALK+NSCLC (JP, CN)
- Cabozantinib — *Exelixis* — VEGFR/RTK inhibitor — 2L HCC (JP)
- Niraparib — *GlaxoSmithKline* — PARP 1/2 inhibitor — Ovarian cancer – maint. (JP)
- ICLUSIG® — BCR-ABL inhibitor — TKI res. chronic phase CML (US)
- NINLARO® — Proteasome inhibitor — R/R MM triplet Tx (GL)
- Niraparib — *GlaxoSmithKline* — PARP 1/2 inhibitor — Ovarian cancer – salvage (JP)
- ALUNBRIG® — ALK inhibitor — 2L ALK+NSCLC 2nd gen TKI (GL)

PHASE 3
- ADCETRIS® — *Seattle Genetics* — CD30 ADC — 1L PTCL (EU)
- ALUNBRIG® — ALK inhibitor — 1L ALK+NSCLC (EU, US)
- Cabozantinib — *Exelixis* — VEGFR/RTK inhibitor — 1L RCC (JP)
- NINLARO® — Proteasome inhibitor — R/R Amyloidosis (GL)
- ICLUSIG® — BCR-ABL inhibitor — FL Ph+ ALL (US)
- NINLARO® — Proteasome inhibitor — Maint. ND MM no SCT (GL)
- NINLARO® — Proteasome inhibitor — Maint. ND MM post-SCT (GL)
- ALUNBRIG® — ALK inhibitor — 2L ALK+NSCLC H2H with alectinib (GL)
- NINLARO® — Proteasome inhibitor — R/R MM doublet Tx (US, EU, JP)
- NINLARO® — Proteasome inhibitor — ND MM (GL)

FILED
- ADCETRIS® — *Seattle Genetics* — CD30 ADC — R/R sALCL (CN)
- ADCETRIS® — *Seattle Genetics* — CD30 ADC — R/R HL (CN)
- ADCETRIS® — *Seattle Genetics* — CD30 ADC — 1L PTCL (JP)
- Cabozantinib — *Exelixis* — VEGFR/RTK inhibitor — 2L RCC (JP)
- NINLARO® — Proteasome inhibitor — Maint. ND MM post-SCT (Jp)

GASTRO-ENTEROLOGY

PHASE 2
- Vonoprazan — PCAB — GERD PPI partial resp (EU)

PHASE 3
- ALOFISEL® — mesenchymal stem cells — Perianal Fistulas in CD (US, JP)
- ENTYVIO® — α4β7 mAb — Ulcerative Colitis (CN)
- ENTYVIO® — α4β7 mAb — Crohn's Disease (CN)
- ENTYVIO® — α4β7 mAb — GvHD Prophylaxis
- ENTYVIO® — α4β7 mAb — SubQ UC (US, JP)
- GATTEX — GLP-2R agonist — Pediatric-SBS (JP)
- ENTYVIO® — α4β7 mAb — adalimumab H2H (GL)
- ENTYVIO® — α4β7 mAb — SubQ CD (US, JP)
- GATTEX — GLP-2R agonist — Adult-SBS (JP)

FILED
- ENTYVIO® — α4β7 mAb — Crohn's Disease (JP)
- ENTYVIO® — α4β7 mAb — SubQ CD (EU)
- ENTYVIO® — α4β7 mAb — SubQ UC (EU)
- Vonoprazan — PCAB — Acid-related diseases (CN)
- GATTEX — GLP-2R agonist — Pediatric-SBS (US)

RARE DISEASES

PHASE 1
- NATPARA — PTH replacement — Hypothyrodism (JP)

PHASE 3
- OBIZUR — *Ipsen* — FVIII replacement — CHAWI (US, EU)
- VONVENDI — vWF replacement — vWD Prophylaxis
- VONVENDI — vWF replacement — vWD Pediatric
- ADYNOVATE — Pediatric HemA (EU)

FILED
- TAKHZYRO — Anti-kallikrein mAb — HAE prophylaxis (CN)

NEUROSCIENCE

PHASE 3
- BUCCOLAM — GABA Allosteric Modulator — Status Epilepticus (JP)

FILED
- TRINTELLIX™ — *Lundbeck* — Multimodal anti-depressant — MDD (JP)

PLASMA-DERIVED THERAPIES

PHASE 3
- CINRYZE — C1-inh — HAE prophylaxis (JP)
- HYQVIA — *Halozyme* — IgG 10% + Recombinant Human Hyaluronidase — CIDP
- HYQVIA — *Halozyme* — IgG 10% + Recombinant Human Hyaluronidase — Pediatric PID (US)

▶ Stage-ups/additions after Q3 FY18
▷ Stage-ups/additions since April 1, 2018
● (red) Orphan Drug Designation (in any region / indication for a given asset)
● (grey) Registration enabling Ph-2 study

Pipeline as of May 14, 2019; region abbreviations: GL = global (USA, Europe, Japan, China). Pipeline not all inclusive; programs also ongoing in other Therapeutic Areas
For glossary of disease abbreviations please refer to appendix

29

NEXT WAVE OF INNOVATION: SELECTED EVENTS EXPECTED IN FY2019 FOR NEW MOLECULAR ENTITY PIPELINE

		MOA	TAU /BU	EXPECTED EVENT	FY19
LATE PIPELINE ASSET	TAK-924 (pevonedistat)	NAE inhibitor	Oncology	Pivotal Ph-2 readout in myelodysplastic syndrome (MDS)	H1
	TAK-788	EGFR/HER2 inhibitor	Oncology	Ph-3 study start in treatment naïve non-small-cell lung carcinoma (NSCLC)	H1
	TAK-823 (alisertib)	Aurora A kinase inhibitor	Oncology	Ph-3 study start in front-line acute myeloid leukemia (AML)	H2
	TAK-755	ADAMTS-13	Rare Disease	Ph-3 study re-initiation in congenital thrombotic thrombocytopenic purpura (cTTP)	H2
	TAK-609	Iduronate-2-sulfatase (intrathecal)	Rare Disease	Ph-3 study data readout (2-year extension) for Hunter Syndrome and cognitive impairment	H1
	TAK-003	Dengue vaccine	Vaccine	Decision to submit Dengue vaccine	H2
EARLY PIPELINE ASSET	TAK-573	Anti-CD38 attenukine	Oncology	POC readout for relapsed / refractory multiple myeloma	H1
	TAK-676	STING agonist	Oncology	Ph-1 clinical start for systemic IV administration	H1
	Cell Therapy	TBN	Oncology	Progress at least one innovative I/O cell therapy program to FIH	H2
	TIMP-Glia / Kuma062	Immune Tol. Ind. / Glutenase	Gastroenterology	POC readout in Celiac Disease	H1
	TAK-748	FIX Gene Therapy	Rare Disease	Initiate Ph-1 study for Hemophilia B	H2
	TAK-925	Orexin2R agonist	Neuroscience	Update on the Orexin 2R agonist program at R&D Day	H2
	TAK-426	Zika vaccine	Vaccine	Early POC readout for Zika vaccine	H2

Table only shows select R&D milestones and is not comprehensive. All timelines are current assumptions and subject to change.
TBN : to be named; POC : Proof of Concept; for full glossary of disease abbreviations please refer to appendix.

30

Takeda

SELECT R&D PIPELINE EVENTS FOR APPROVED THERAPIES EXPECTED IN FY2019

COMPOUND	EXPECTED EVENT	FY19
ADCETRIS	ECHELON-2 submission in EU for front-line PTCL	H1
ALUNBRIG	2nd interim analysis of ALTA-1L front-line ALK+ NSCLC	H1
Cabozantinib	1st approval decision in Japan for 2nd-line renal cell cancer (RCC)	H2
NINLARO	Ph-3 readout in amyloidosis	H1
	Ph-3 readout in transplant ineligible maintenance in multiple myeloma (TOURMALINE MM4)	H2
ALOFISEL	ADMIRE II pivotal study initiation in US for perianal fistulas in Crohn's disease	H1
ENTYVIO	Approval decision in Japan for Crohn's disease	H1
	Submission in US for subcutaneous administration in Crohn's disease	H2
	Approval decision in US for subcutaneous administration in ulcerative colitis	H2
GATTEX	Approval decision in US for short bowel syndrome (pediatric)	H1
TAKHZYRO	Initiate study in bradykinin mediated angioedema	H2
TRINTELLIX	Approval decision in Japan for major depressive disorder (MDD)	H1
GLASSIA/ARALAST	Pivotal study start in emphysema patients with α1 anti-trypsin deficiency	H2

Table only shows select R&D milestones, and is not comprehensive. All timelines are current assumptions and subject to change. For full glossary of disease abbreviations please refer to appendix.

31

UPCOMING R&D INVESTOR DAYS (ESTIMATED TIMING) 32 NEW YORK R&D Day Thursday, 14th November 2019* TOKYO R&D Day Thursday, 21st November 2019* * Invitations forthcoming upon confirmation of dates

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. FINANCIAL STRENGTH Costa Saroukos Chief Financial Officer

FY2018 EXCELLENT RESULTS DRIVEN BY KEY GROWTH PRODUCTS AND STRICT OPEX DISCIPLINE

FY18 LEGACY TAKEDA RESULTS*1

GREATLY EXCEEDED ORIGINAL GUIDANCE

REPORTED RESULTS

- **REVENUE +1.0%**
  despite impact of divestitures and FX
- **OPERATING PROFIT +70.3%**
  driven by business momentum, with sale of real estate offsetting one-time FY17 gain on Wako divestiture

UNDERLYING RESULTS

- **REVENUE +5.3%**
  with significant contributions from ENTYVIO (+34.8%) & NINLARO (+36.1%)
- **CORE EARNINGS +38.7%**
  with margin expansion +540bps of which 3/4 driven by OPEX

FY18 CONSOLIDATED RESULTS*2

STRONG LEGACY TAKEDA ABSORBED DEAL COSTS

REPORTED RESULTS

- **REVENUE +18.5%**
  with one-time negative impact from applying Takeda distribution channel policies to Legacy Shire products
- **EPS -52.6% TO 113 YEN**
  strong Legacy Takeda performance absorbed acquisition-related costs; significant impact of non-cash purchase accounting expenses

CASH FLOW

- **FREE CASH FLOW +4.6%**
  unlocking cash through asset sales
- **NET DEBT/ADJ. EBITDA AT 4.7X**
  Secured investment grade rating; starting with lower than expected leverage ratio

*1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting
*2. Includes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting

34

35 (BN YEN) FY2017 FY2018 VS. PY REVENUE 1,770.5 1,788.0 +1.0% OPERATING PROFIT 241.8 411.8 +70.3% NET PROFIT 186.9 312.9 +67.4% EPS*2 239 yen 399 yen +66.6% JPY/USD 111 yen 111 yen -0.4% JPY/EUR 129 yen 129 yen -0.4% FY2018 LEGACY TAKEDA*1 REPORTED RESULTS (VS. PY) FY2018 STRONG LEGACY TAKEDA PERFORMANCE WITH OPERATING PROFIT +70.3% Legacy Takeda Operating Profit increased +70.3% (JPY 170.0B) year-on-year mainly driven by business momentum; large one-time gains in FY2017 from Wako divesture and Teva JV product transfer were largely offset by sales of real estate in FY2018 *1. Excluding Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting *2. Number of shares used for FY2018 EPS calculation: 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition). CORE EARNINGS 322.5 393.3 +21.9% FREE CASH FLOW 361.5 384.2 +6.3% (BN YEN) ORIGINAL FORECAST*1,2 LEGACY TAKEDA*2 VS. ORIGINAL FORECAST REVENUE 1,737.0 1,788.0 +51.0 +2.9% OPERATING PROFIT 201.0 411.8 +210.8 +104.9% PROFIT BEFORE TAX 183.0 357.4 +174.4 +95.3% NET PROFIT 139.0 312.9 +173.9 +125.1% EPS*4 178 yen 399 yen +221 yen +124.2% FY2018 LEGACY TAKEDA (VS. FORECAST) (BN YEN) ACQUISITION COSTS, ETC. -25.3 INTEGRATION COSTS -59.6 FINANCIAL EXPENSES -41.3 PROFIT BEFORE TAX IMPACT -126.3 SHIRE ACQUISITION RELATED COSTS*3 CORE EARNINGS IMPACT ãƒ¼ Strong Legacy Takeda performance entirely absorbed Shire acquisition related costs incurred in FY2018; +174.4 Bn yen vs. –126.3 Bn yen

36 FY2018 STRONG LEGACY TAKEDA PERFORMANCE ENTIRELY ABSORBED SHIRE ACQUISITION RELATED COSTS INCURRED IN FY2018 *1. Announced on May 14, 2018. *2. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting *3. Costs incurred by Legacy Takeda and Legacy Shire related to the acquisition. *4. Number of shares used for FY2018 EPS calculation: 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition). CORE EARNINGS 309.5 393.3 +83.8 +27.1% FY2018 REPORTED RESULTS (VS. PY) (BN YEN) FY2017 FY2018*1 VS. PY REVENUE 1,770.5 2,097.2 +18.5% OPERATING PROFIT 241.8 205.0 -15.2% NET PROFIT 186.9 109.1 -41.6% EPS*2 239 yen 113 yen -52.6%

37 FY2018 CONSOLIDATED REPORTED RESULTS REFLECT 3-MONTHS LEGACY SHIRE CONTRIBUTION *1. Includes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting *2. Number of shares used for FY2018 EPS calculation: 961,476,993 shares (April 2018 - March 2019 average) CORE EARNINGS 322.5 459.3 +42.4% CORE EARNINGS MARGIN 18.2% 21.9% +3.7pp CORE EPS 302 yen 334 yen +36.4% FREE CASH FLOW 361.5 378.1 +4.6% • Legacy Shire contributed 309.2 Bn yen in revenue and 66.0 Bn yen in Core Earnings, which includes one-time impact from applying Takeda distribution channel policies to Legacy Shire products resulting in significantly lower days-on-hand of commercial product at wholesalers • Reported EPS -52.6% to 113 yen, impacted by significant non-cash purchase accounting expenses FY2018 REPORTED RESULTS BREAKDOWN; CONSOLIDATED EPS SIGNIFICANTLY IMPACTED BY NON-CASH PURCHASE ACCOUNTING EXPENSES FY2018 REPORTED RESULTS (VS. PY)

38 FY2017 FY2018 FY2018 LEGACY TAKEDA LEGACY TAKEDA*1 (A) SHIRE ACQUISITION RELATED COSTS*2 (B) LEGACY SHIRE*3 (C) PURCHASE ACCOUNTING IMPACT (D) CONSOLIDATED TOTAL (A)+(B)+(C)+(D) REVENUE 1,770.5 1,788.0 +17.5 +1.0% - 309.2 - 2,097.2 +326.7 +18.5% OPERATING PROFIT 241.8 411.8 +170.0 +70.3% -85.0 59.8 -181.6 205.0 -36.8 -15.2% NET PROFIT 186.9 312.9 +126.0 +67.4% -100.2 38.1 -141.7 109.1 -77.8 -41.6% EPS*4 239 yen 399 yen +159 yen +66.6% - - - 113 yen -126 yen -52.6% CORE EARNINGS 322.5 393.3 +70.8 +21.9% - 66.0 - 459.3 +136.8 +42.4% (BN YEN) FY2018 VS. PY VS. PY *1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting *2. Costs incurred by Legacy Takeda and Legacy Shire related to the acquisition *3. Legacy Shire financials (from January 8, 2019, to March 31, 2019) excluding acquisition related costs *4. Number of shares used for FY2018 EPS calculation: Legacy Takeda 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition) and consolidated total 961,476,993 shares (April 2018 – March 2019 average) ORIGINAL GUIDANCE MAY 14, 2018 REVISED GUIDANCE OCT 31, 2018 UNDERLYING REVENUE Low single digit Low single digit UNDERLYING CORE EARNINGS High single digit High teens UNDERLYING CORE EARNINGS MARGIN Lower-end of +100-200bps Higher-end of +100-200bps UNDERLYING CORE EPS Low teens Mid twenties FY2018 LEGACY TAKEDA*1 UNDERLYING GROWTH (VS. PY) FY2018 ACTUAL +5.3% +38.7% +540bps +29.0% FY2018 LEGACY TAKEDA UNDERLYING GROWTH GREATLY EXCEEDED ORIGINAL AND REVISED GUIDANCE

39 *1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting Note: This slide does not include the revised guidance published on April 25, 2019

UNDERLYING CORE EARNINGS MARGIN EXPANDED 960BPS IN 2 YEARS DRIVEN BY KEY GROWTH PRODUCTS AND EXECUTION OF THE GLOBAL OPEX INITIATIVE

LEGACY TAKEDA[*1] UNDERLYING CORE EARNINGS MARGIN EXPANSION (VS. PY)

	FY2017	FY2018	2 YEAR TOTAL[*4]
GROSS PROFIT[*2] AS % OF REVENUE	+280bps	+140bps	+420bps
OPEX[*3] AS % OF REVENUE	+140bps	+400bps	+540bps
UNDERLYING CORE EARNINGS MARGIN	+420bps 16.9%	+540bps 22.3%	**+960bps**

Global Opex Initiative underpins margin improvement

- Fully integrated into how we work (KPIs, incentives, zero based budgeting, integrated systems)
- OPEX savings contributed 74% of improvement in FY2018 vs. prior year

*1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019)
*2. Calculated from COGS, less non-recurring items
*3. OPEX = SG&A + R&D expenses, less non-recurring items
*4. Simple addition of FY2017 and FY2018 improvement (vs. PY in bps)

40

PURCHASE PRICE ALLOCATION RESETS LEGACY SHIRE BALANCE SHEET; INTANGIBLES LOWER THAN PRE-CLOSE ESTIMATE DUE TO UPDATED SYNERGY ASSUMPTION



All figures in JPY Bn
Legacy Shire Balance Sheet December 31, 2018 (pre-acquisition)
TOTAL ASSETS
Goodwill, 2,067.7
Intangible Assets 3,163.9
PPE, 707.9
Inventory, 380.5
Other Assets, 629.4
Legacy Shire Intangible Assets and Goodwill reset to zero
Goodwill
Intangible Assets
PPE, 707.9
Inventory, 380.5
Other Assets, 629.4
Fair value evaluation conducted of Intangible Assets, Inventory, PPE and Other Assets
Intangible Assets 3,899.3
PPE, 684.5
Inventory, 826.0
Other Assets, 1,115.5
Excess of purchase price is assigned to Goodwill
Goodwill, 3,087.4
Purchase price allocated to acquired assets as of January 8, 2019
Goodwill, 3,087.4
Intangible Assets 3,899.3
PPE, 684.5
Inventory, 826.0
Other Assets, 1,115.5
TOTAL CONSOLDATED ASSETS
4,161.4
GOODWILL
4,860.4
INTANGIBLE ASSETS
1,316.5
PPE
986.7
INVENTORY
2,547.3
OTHER ASSETS
CONSOLIDATED BALANCE SHEET
(AS OF MARCH 31, 2019)

PURCHASE PRICE ALLOCATION OUTCOME SUMMARY

- Intangible assets on consolidated balance sheet (JPY 4.9T) lower than pre-close estimate (JPY 6.3-6.7T) due to lower final purchase price, higher synergies, and more synergies allocated to Takeda portfolio.
- Amount of goodwill in line with pre-close estimate, with allocation comparable to other large pharma deals.
- Inventory step-up will unwind over weighted average inventory turnover period of approx. 2 years (non-cash expense). FY2018: JPY 82.2B; FY2019: ~JPY 250B.
- Intangibles amortized over remaining economic life of each product (non-cash expense). Weighted average amortization period of intangibles from Shire acquisition is 10 years.
  FY19 amortization impact: Intangibles related to the Shire acquisition intangibles ~JPY 430B; Legacy Takeda intangibles ~JPY 100B.
- Low risk of significant impairment to goodwill and intangibles

41

Note: Adjustments possible to PPA through January 2020 (one year from deal close) as subsequent information becomes available.

42 UNDERLYING REVENUE GROWTH*1,2 Flat to slightly declining UNDERLYING CORE EARNINGS MARGIN Mid-twenties % UNDERLYING CORE EPS 350-370 yen ANNUAL DIVIDEND PER SHARE 180 yen Financial assumption for VELCADE in the U.S. is for one additional non-therapeutically equivalent competitor with intravenous and subcutaneous administration launching in July 2019. If no additional competitor launches, pro-forma underlying revenue growth would be “flat to slightly increasing”. Note: FY2019 Management Guidance does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL. However, Takeda does not expect these divestitures to have a meaningful impact on its management guidance. FY2019 BUSINESS MOMENTUM EXPECTED TO LARGELY OFFSET SIGNIFICANT LOSS OF EXCLUSIVITY HEADWINDS FY2019 MANAGEMENT GUIDANCE (EXCLUDING ANY IMPACT OF DIVESTITURES) • Momentum of key growth products in our 5 Key Business Areas is expected to largely offset Loss of Exclusivity of VELCADE, FIRAZYR, ULORIC & others • Full year consolidation of Legacy Shire results, cost synergies and OPEX discipline will contribute to underlying Core EPS of 350-370 yen *1. Constant Exchange Rate growth (applying FY2018 full year average foreign exchange rate) *2. Compared to baseline of JPY 3,300 billion (pro-forma April 2018-March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018-March 2019 average exchange rate of 111 JPY/USD)

43 FY2019 REVENUE GUIDANCE FLAT TO SLIGHTLY DECLINING ASSUMING SIGNIFICANT LOSS OF EXCLUSIVITY IMPACT *1. VELCADE financial assumption for the U.S. is one additional therapeutically non-equivalent competitor with intravenous and subcutaneous administration launching in July 2019. Also anticipating lower ex-U.S. royalties in FY2019 due to generic pressure. *2. Financial assumption is that the following products will also face loss of exclusivity in FY2019: U.S.: FIRAZYR, ULORIC, ROZEREM, ADDERALL XR; Japan: ENBREL, Leuprorelin 12w, BENET monthly ANTICIPATED IMPACT ON TAKEDA REVENUE GROWTH (PERCENTAGE POINTS) + 6.0 - 7.0 pp - ~2.0 pp - ~5.0 pp Flat to slightly declining BUSINESS MOMENTUM VELCADE LOSS OF EXCLUSIVITY*1 ADDITIONAL PRODUCTS’ LOSS OF EXCLUSIVITY*2 UNDERLYING REVENUE GROWTH If no additional VELCADE competitor launches in the U.S., pro-forma underlying revenue growth would be “flat to slightly increasing” SG&A R&D Manufacturing & Supply

INCREASING EXPECTED COST SYNERGY TARGET FROM US$1.4B TO ~US$2B AFTER DEEP DIVE BOTTOM-UP REVIEW

INITIAL GUIDANCE MAY 2018 | **UPDATED GUIDANCE MAY 2019**


53%
$1.4B
43%
4%
56%
~$2B
33%
11%

Recurring pre-tax cost synergies and breakdown by function (FY2021 run-rate)

US$2.4B	Implementation cost (cumulative to FY2021)	US$3.0B
1.7x	Total costs/ annual synergies	1.5x

SG&A

- Sales and marketing efficiencies
- Consolidation of overlapping office locations
- Elimination of duplicate IT systems
- Reduction of duplicate costs across central support functions

R&D

- Rationalizing ongoing research and early stage pipeline programs
- Reducing overlapping resources
- Procurement savings on clinical trial materials

Manufacturing & Supply

- Operational procurement spend efficiencies
- Operational efficiencies through productivity improvements
- Supply chain optimization
- Reducing overlapping resources and right-sizing organization

44

45 • Leverage Global OPEX Initiatives platform (e.g. system and processes), with synergy tracking fully integrated • Tracking synergies monthly via key focused synergy cost packages (e.g. Compensation & Benefits, Travel, Meetings & Events, Facilities) • Embedded targets into KPIs and incentives of all management • Also tracking headcounts and implementation costs required to deliver synergies ROBUST TRACKING PLATFORM ALREADY OPERATIONAL TO ENSURE RELENTLESS EXECUTION AGAINST SYNERGY & OPEX TARGETS COST SYNERGIES AND THE GLOBAL OPEX INITIATIVE EXPECTED TO CONTINUE TO DRIVE MARGIN IMPROVEMENT SYNERGY PACKAGE OPERATIONAL KPI REPORTS FY2016 FY2017 FY2018 FY2019 MID-TERM MID 30’S 22% 17% COST SYNERGIES AND OPEX EFFICIENCIES INVESTMENT FOR LONG-TERM GROWTH 13%

46 TARGETING UNDERLYING CORE EARNINGS MARGIN COMPARABLE TO TOP-TIER INDUSTRY LEVELS DRIVEN BY COST SYNERGIES AND THE GLOBAL OPEX INITIATIVE +960bps in two years MID 20’S STRONG TRACK RECORD OF DISPOSING NON-CORE ASSETS TO GENERATE CASH AND FOCUS THE BUSINESS FY2018 FY2019 TO DATE Agreement to divest XIIDRA for US$3.4B upfront in cash and up to an additional US$1.9B in potential milestones Agreement to divest TACHOSIL for €358M upfront plus on-going supply margin on long-term manufacturing arrangement 7 products to Teva JV 28.5 Wako Pure Chemical 84.5

47 DIVESTITURE OF NON-CORE BUSINESSES Multilab & Techpool 27.5 DISPOSAL OF 39.3 REAL ESTATE 108.3 40.6 DISPOSAL OF MARKETABLE SECURITIES 65.0 FY2017 BN YEN BN YEN Note: Divestments of XIIDRA and TACHOSIL expected to close the second half of calendar year 2019, subject to customary closing conditions, including the satisfaction of legal, regulatory and, where applicable, local works council requirements.

SIMPLIFYING PORTFOLIO AND ACCELERATING DELEVERAGING WITH ANNOUNCEMENT OF AGREEMENTS FOR TWO DIVESTITURES

PRODUCT(S) IN SCOPE	XIIDRA (global rights)	TACHOSIL (global rights)
ANNUAL REVENUE	US$388M in fiscal year ended December 31, 2018	Approx. US$155M in the fiscal year ended March 31, 2018
BUYER	Novartis	Ethicon (Johnson & Johnson)
CONSIDERATION	US$3.4B upfront in cash and up to an additional US$1.9B in potential milestone payments	€358m (approx. US$400m USD) upfront purchase price
KEY DEAL ELEMENTS	• Approximately 400 employees to transfer to Novartis • Transaction expected to close in the 2nd half of calendar year 2019	• Takeda will maintain manufacturing at Linz, Austria facility and enter into long-term Manufacturing Services Agreement with the buyer • Approximately 80 employees to transfer to Ethicon • Transaction expected to close in the 2nd half of calendar year 2019

TAKEDA INTENDS TO USE THE PROCEEDS FROM THESE DIVESTITURES TO REDUCE DEBT AND ACCELERATE DELEVERAGING TOWARDS ITS TARGET OF 2.0X NET DEBT/ADJUSTED EBITDA IN THE MEDIUM TERM

48

Note: Divestments of XIIDRA and TACHOSIL expected to close the second half of calendar year 2019, subject to customary closing conditions, including the satisfaction of legal, regulatory and, where applicable, local works council requirements.

Takeda

COMMITTED TO INVESTMENT GRADE CREDIT RATING AND RAPID DELEVERAGING 49 Note: Net Debt is defined as debt (bonds and loans of current and non-current liabilities) minus cash and cash equivalents *1. Pro forma adjusted EBITDA for April 2018 - March 2019 of both Legacy Takeda and Legacy Shire. Please refer to slide 74 for reconciliation details. *2. 2031+ maturities include 500bn Hybrid Debt (60 year contractual maturity, callable at 5-6 years) which is scheduled to be issued in Q1 FY2019, and will replace an existing short dated Term Loan of equal amount. Timing and total amount of hybrid debt issued is subject to market conditions and other factors Starting FY2019 with lower than expected leverage ratio, well positioned for deleveraging to target 2.0x Net Debt/ Adj. EBITDA ratio in 3 to 5 years driven by strong cash flow & divestitures proceeds CAPITALIZATION • Front-weighted and pre-payable debt maturities allow for efficient deleveraging • Total blended interest rate of ~2.3% (new deal debt ~2.5%) Adj. EBITDA, (JPY BN) 378 389 405 433 1,078*1 Net Debt/ Adj EBITDA 1.8x 2.0x 1.7x 5.2x 4.7x 295 232 317 298 702 986 995 1,001 2,549 [VALUE] 2,017 2,067 2,172 2,043 5,164 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 JPY BN Cash Debt, Book Value Book Equity 0 100 200 300 400 500 600 700 800 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031+ JPY BN Intend to deploy a portion of USD JPY EUR divestiture proceeds to pre-pay 2024/25 Term Loans PRE ACQUISITION DEBT MATURITY PROFILE (CALENDAR YEAR)*2 Strong cash generation in Q4 FY2018, aided by Opex discipline and disposal of marketable securities and surplus real estate

CAPITAL ALLOCATION PRIORITIES 50 DE-LEVERAGE RAPIDLY INVEST IN GROWTH DRIVERS SHAREHOLDER RETURNS • Target 2.0x Net Debt / Adjusted EBITDA ratio in 3 to 5 years • Committed to investment grade credit ratings • Strategic internal investment in R&D and product launches • Disciplined and focused R&D partnerships • Intend to maintain well established dividend policy of 180 yen/share annually CAPITAL (BN YEN) FY2018 Actual FY2019 Forecast CONSOLIDATED VS. PY TOTAL CONSOLIDATED TOTAL (A) REVENUE 2,097.2 3,300.0 +1,202.8 +57.4% OPERATING PROFIT 205.0 -193.0 -398.0 - NET PROFIT 109.1 -383.0 -492.1 - EPS 113 yen -246 yen -360 yen - • Revenue up +57.4% vs. prior year due to full year consolidation of Legacy Shire results • Operating Profit and EPS significantly impacted by Shire-related integration costs and purchase accounting impact • Core Earnings strongly increasing +92.2% from Legacy Shire contribution, synergies and continued OPEX discipline • Adjusted EPS +17.7% excluding Shire acquisition related costs and purchase accounting impact, adjusted to same baseline share count

FY2019 FORECAST: STRONG INCREASE IN CORE EARNINGS +92.2%; NET PROFIT EXCLUDING DEAL-RELATED COSTS AND PURCHASE ACCOUNTING IMPACT +17.7%

FY2019 REPORTED FORECAST (VS. PY)

(BN YEN)	FY2018 Actual CONSOLIDATED TOTAL	FY2019 Forecast CONSOLIDATED TOTAL (A)	VS. PY		FY2019 Forecast SHIRE ACQUISITION RELATED COSTS (B)	FY2019 Forecast PURCHASE ACCOUNTING IMPACT (C)	FY2018 Actual EXCL. SHIRE ACQUISITION RELATED COSTS AND PURCHASE ACCOUNTING IMPACT	FY2019 Forecast EXCL. SHIRE ACQUISITION RELATED COSTS AND PURCHASE ACCOUNTING IMPACT (A)-(B)-(C)	VS. PY	
REVENUE	2,097.2	3,300.0	+1,202.8	+57.4%	–	–	2,097.2	3,300.0	+1,202.8	+57.4%
OPERATING PROFIT	205.0	-193.0	-398.0	–	-154.0	-693.0	471.5	654.0	+182.5	+38.7%
NET PROFIT	109.1	-383.0	-492.1	–	-226.0	-570.0	351.0	413.0	+62.0	+17.7%
EPS	113 yen	-246 yen	-360 yen	–	-145 yen	-367 yen	365 yen	266 yen*1	-99 yen	-27.2%
CORE EARNINGS	459.3	883.0	+423.7	+92.2%	–	–	459.3	883.0	+423.7	+92.2%
ADJUSTED EPS							365 yen	430 yen*2	+65 yen	+17.7%

- Revenue up +57.4% vs. prior year due to full year consolidation of Legacy Shire results
- Operating Profit and EPS significantly impacted by Shire-related integration costs and purchase accounting impact
- Core Earnings strongly increasing +92.2% from Legacy Shire contribution, synergies and continued OPEX discipline
- Adjusted EPS +17.7% excluding Shire acquisition related costs and purchase accounting impact, adjusted to same baseline share count

Adjusted using same baseline number of shares outstanding
*1 Number of shares used for FY2019 EPS calculation: 1,554,780,063 shares (as of March 31, 2019)
*2 Adjusted FY2019 EPS when calculated as the same share count as FY2018, 961,476,993 shares (Apr 2018 – Mar 2019 average)

Note: It is not possible to give full reconciliations of non-IFRS forecasts on a quantitative basis because the Company cannot accurately predict the adjustments.
This FY2019 Reported Forecast does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL, but Takeda does not expect these divestitures to have a material impact.
The FY2019 Reported Forecast will be updated at a later date to reflect these divestitures once a reliable estimate of their impact can be made, which will depend upon the exact timing of transaction close.

51
Takeda

SOLID DELIVERY AGAINST OUR FINANCIAL COMMITMENTS FY2018 FY2019 AND BEYOND Increasing annual cost synergy target from $1. +540bps 4bn to ~$2bn by the end of FY2021 Deliver 100-200bps underlying Core Earnings margin improvement Embedded in systems, budgets, KPIs Executing and improving the Global Opex Initiative Maintain investment grade Confirmed credit ratings 2.5% Blended interest rate for new debt Complete deal financing at competitive rates JPY 200.9B asset sales in FY18 Unlock cash through disposal of non-core assets Target top-tier margins in the mid-term through cost synergies and continued OPEX discipline Target 2.0x Net Debt / Adjusted EBITDA ratio in 3 to 5 years Pursue divestment of non-core assets to accelerate deleveraging and focus portfolio Intend to maintain well established dividend policy with 180 yen/share annually 52

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. CLOSING REMARKS Christophe Weber President & Chief Executive Officer

54 A Global, Values-Based, R&D-Driven Biopharmaceuticals Leader Better Health, Brighter Future

Introduction 01. Business Area Focus 02. R&D Engine 03. Financial Strength 04. Closing Remarks 05. Q&A Session 06. Q&A SESSION Christophe Weber President & Chief Executive Officer Costa Saroukos Chief Financial Officer Andrew Plump President, Research & Development Masato Iwasaki President, Japan Pharma Business Unit Julie Kim President, Plasma-Derived Therapies Business Unit

APPENDIX

57 Definition of Core and Underlying Growth Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes. Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impact of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses “Underlying Revenue Growth”, “Underlying Core Earnings Growth”, and “Underlying Core EPS Growth” as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reporting periods presented. Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs. Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented. Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Earnings and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

58 Definition of EBITDA/Adjusted EBITDA We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. EBITDA and Adjusted EBITDA We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the year. Please see slides 74 for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS.

FY2018 REPORTED RESULTS IN DETAIL

(BN YEN)	FY2017 LEGACY TAKEDA	FY2018 LEGACY TAKEDA[*1] (A)	VS. PY		FY2018 SHIRE ACQUISITION RELATED COSTS[*2] (B)	FY2018 LEGACY SHIRE[*3] (C)	FY2018 PURCHASE ACCOUNTING IMPACT (D)	FY2018 CONSOLIDATED TOTAL (A)+(B)+(C)+(D)	VS. PY	
Revenue	1,770.5	1,788.0	+17.5	+1.0%	-	309.2	-	2,097.2	+326.7	+18.5%
Cost of sales	-495.9	-476.4	+19.6	+3.9%	-	-101.6	-81.7	-659.7	-163.8	-33.0%
Gross Profit	1,274.6	1,311.7	+37.1	+2.9%	-	207.6	-81.7	1,437.5	+162.9	+12.8%
% of revenue	72.0%	73.4%		+1.4pp	-	67.1%	-	68.5%		-3.4pp
SG&A expenses	-628.1	-594.7	+33.4	+5.3%	-23.8	-98.5	-0.6	-717.6	-89.5	-14.2%
R&D expenses	-325.4	-323.7	+1.7	+0.5%	-1.6	-43.0	-	-368.3	-42.9	-13.2%
Amortization of intangible assets	-126.1	-95.4	+30.7	+24.3%	-	0.0	-99.2	-194.7	-68.6	-54.4%
Impairment losses on intangible assets	4.0	-8.7	-12.7	-	-	-0.0	-	-8.7	-12.7	-
Other operating income	169.4	161.2	-8.2	-4.8%	-	-1.4	-	159.9	-9.5	-5.6%
Other operating expenses	-126.6	-38.6	+88.0	+69.5%	-59.6	-4.9	-	-103.2	+23.4	+18.5%
Operating profit	241.8	411.8	+170.0	+70.3%	-85.0	59.8	-181.6	205.0	-36.8	-15.2%
% of revenue	13.7%	23.0%		+9.4pp	-	19.3%	-	9.8%		-3.9pp
Finance income	39.5	16.6	-22.9	-57.9%	-	-0.0	0.2	16.8	-22.7	-57.4%
Finance expenses	-31.9	-27.1	+4.8	+15.1%	-41.3	-10.6	-4.2	-83.3	-51.4	-160.9%
Equity income/loss	-32.2	-43.9	-11.7	-36.4%	-	0.3	-	-43.6	-11.4	-35.5%
Profit before tax	217.2	357.4	+140.2	+64.5%	-126.3	49.4	-185.6	94.9	-122.3	-56.3%
Net profit	186.9	312.9	+126.0	+67.4%	-100.2	38.1	-141.7	109.1	-77.8	-41.6%
EPS (yen)[*4]	239 yen	399 yen	+159 yen	+66.6%	-	-	-	113 yen	-126 yen	-52.6%
Core Earnings	322.5	393.3	+70.8	+21.9%	-	66.0	-	459.3	+136.8	+42.4%
Core Earnings Margin	18.2%	22.0%		+3.8pp	-	21.4%	-	21.9%		+3.7pp
USD/JPY	111 yen	111 yen	-0 yen	-0.4%				111 yen	-0 yen	-0.4%
EUR/JPY	129 yen	129 yen	-1 yen	-0.4%				129 yen	-1 yen	-0.4%

*1. Excludes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting
*2. Costs incurred by Legacy Takeda and Legacy Shire related to the acquisition
*3. Legacy Shire financials (from January 8, 2019, to March 31, 2019) excluding acquisition related costs
*4. Number of shares used for FY2018 EPS calculation: Legacy Takeda 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition) and consolidated total 961,476,993 shares (April 2018 – March 2019 average)

59

Takeda

60 *1. Excludes Legacy Shire financials (from January 8, 2019, to March 31, 2019). (Bn yen) FY2017 FY2018 Revenue 1,673.2 1,762.3 +5.3% Gross Profit 1,201.1 1,290.2 +7.4% % of revenue 71.8% 73.2% +1.4pp OPEX -917.9 -897.5 +2.2% % of revenue -54.9% -50.9% +4.0pp Core Earnings 283.2 392.7 +38.7% % of revenue 16.9% 22.3% +5.4pp Core Net Profit 209.7 270.6 +29.0% Core EPS 268 yen 346 yen +29.0% vs. PY FY2018 LEGACY TAKEDA*1 UNDERLYING RESULTS (VS. PY) FY2018 LEGACY TAKEDA UNDERLYING RESULTS

TOTAL LEGACY TAKEDA REVENUE FY2018 GASTROENTEROLOGY +19.4% ONCOLOGY +7.3% NEUROSCIENCE +15.5% EMERGING MARKETS +6.2% TOTAL +11.1% 61 FY2018 LEGACY TAKEDA’S GROWTH DRIVERS *1. Excludes Legacy Shire financials (from January 8, 2019, to March 31, 2019). 63%

FY2018 LEGACY TAKEDA*1 UNDERLYING RESULTS (VS. PY) GROWTH DRIVERS Consumer Healthcare & Other Businesses U.S. JPY 608.3B +8.4% Japan JPY 496.9B +5.4% [+3.9%]*2 EUCAN JPY 329.0B +5.4% JPY 63.3B -19.9% EM JPY 264.9B +6.2% Emerging Markets Europe and Canada FY2018 Legacy Takeda*1 Underlying Revenue: JPY 1,762.3B, +5.3% 62 *1. Excludes Legacy Shire financials (from January 8, 2019, to March 31, 2019). *2. Excluding upfront payment received for product out-licensing in Japan: +3.9% FY2018 LEGACY TAKEDA UNDERLYING REVENUE GROWTH BY REGION

63 FY2018 RECONCILIATION FROM REPORTED TO CORE: CONSOLIDATED Amortization & impairment of intangible assets Other operating income/ expense Shire acquisition related costs Shire purchase accounting adjustments Teva JV purchase accounting adjustments Other purchase accounting adjustments Gains on sales of securities & properties U.S. Tax Reform Others Revenue 2,097.2 2,097.2 Cost of sales -659.7 81.7 -578.0 Gross Profit 1,437.5 81.7 1,519.3 SG&A expenses -717.6 23.8 0.6 -693.2 R&D expenses -368.3 1.6 -366.8 Amortization of intangible assets -194.7 95.4 99.2 - Impairment losses on intangible assets -8.7 8.7 - Other operating income 159.9 -58.4 -88.6 -12.9 - Other operating expenses -103.2 41.4 59.6 2.1 - Operating profit 205.0 104.1 -17.0 85.0 181.6 -88.6 -10.8 459.3 Core Earnings Financial income/expenses -66.4 18.1 4.0 2.3 -42.0 Equity income/loss -43.6 53.5 9.8 Profit before tax 94.9 104.1 -17.0 103.1 185.6 53.5 -88.6 -8.5 427.2 Tax expense 14.1 -25.5 3.9 -20.5 -44.0 -16.4 30.2 -47.7 -105.9 Non-controlling interests 0.1 0.1 Net profit 109.1 78.6 -13.1 82.6 141.7 37.1 -58.4 -56.2 321.4 Core net profit EPS (yen) 113 334 Core EPS Number of shares (millions) 961 961 (BN YEN) REPORTED CORE REPORTED TO CORE ADJUSTMENTS

64 FY2017 RECONCILIATION FROM REPORTED TO CORE: CONSOLIDATED Amortization & impairment of intangible assets Other operating income/ expense Shire acquisition related costs Shire purchase accounting adjustments Teva JV purchase accounting adjustments Other purchase accounting adjustments Gains on sales of securities & properties U.S. Tax Reform Others Revenue 1,770.5 1,770.5 Cost of sales -495.9 1.4 -494.5 Gross Profit 1,274.6 1.4 1,276.0 SG&A expenses -628.1 -628.1 R&D expenses -325.4 -325.4 Amortization of intangible assets -126.1 126.1 - Impairment losses on intangible assets 4.0 -4.0 - Other operating income 169.4 -153.4 -16.0 - Other operating expenses -126.6 116.0 10.5 - Operating profit 241.8 122.1 -37.4 1.4 -16.0 10.5 322.5 Core Earnings Financial income/expenses 7.6 -30.3 7.6 -15.0 Equity income/loss -32.2 40.0 7.8 Profit before tax 217.2 122.1 -37.4 40.0 1.4 -46.3 18.1 315.2 Tax expense -30.5 -35.9 15.8 -12.2 -0.5 14.9 -27.5 -3.8 -79.8 Non-controlling interests 0.2 0.2 Net profit 186.9 86.2 -21.6 27.8 1.0 -31.4 -27.5 14.3 235.6 Core net profit EPS (yen) 239 302 Core EPS Number of shares (millions) 781 781 (BN YEN) REPORTED REPORTED TO CORE ADJUSTMENTS CORE

65 Legacy Takeda*1 (A) Takeda incurred Shire acquisition related costs (B) Legacy Takeda incl. Shire acquisition related costs (A)+(B) Revenue 1,788.0 - 1,788.0 Cost of sales -476.4 - -476.4 Gross Profit 1,311.7 - 1,311.7 SG&A expenses -594.7 -23.8 -618.4 R&D expenses -323.7 - -323.7 Amortization of intangible assets -95.4 - -95.4 Impairment losses on intangible assets -8.7 - -8.7 Other operating income 161.2 - 161.2 Other operating expenses -38.6 -35.5 -74.1 Operating profit 411.8 -59.3 352.5 Finance income/expenses -10.5 -41.3 -51.8 Equity income/loss -43.9 - -43.9 Profit before tax 357.4 -100.6 256.8 Net profit 312.9 -79.1 233.7 EPS (yen)*2 399 yen - 243 yen Core Earnings 393.3 - 393.3 Core Earnings Margin 22.0% - 22.0% (Bn yen) FY2018 FY2018 REPORTED LEGACY TAKEDA WITH INCURRED SHIRE ACQUISITION RELATED COSTS *1 Excludes costs incurred by Legacy Takeda related to the acquisition *2 Number of shares used for FY2018 EPS calculation: Legacy Takeda 784,477,109 shares (as of Jan 7, 2019, the day before the completion of the Shire acquisition)

FY2018 RECONCILIATION FROM REPORTED TO CORE/UNDERLYING CORE: LEGACY TAKEDA

(BN YEN)	REPORTED NOTE	REPORTED TO CORE ADJUSTMENTS									CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others		FX	Divestitures	
Revenue	1,788.0										1,788.0	-15.3	-10.4	1,762.3
Cost of sales	-476.4										-476.4	1.9	2.3	-472.2
Gross Profit	1,311.7										1,311.7	-13.4	-8.1	1,290.2
SG&A expenses	-618.4			23.8							-594.7	4.1	5.4	-585.2
R&D expenses	-323.7										-323.7	11.1	0.4	-312.3
Amortization of intangible assets	-95.4	95.4									-			-
Impairment losses on intangible assets	-8.7	8.7									-			-
Other operating income	161.2		-59.8					-88.6		-12.9	-			-
Other operating expenses	-74.1		36.5	35.5						2.1	-			-
Operating profit	352.5	104.1	-23.3	59.3				-88.6		-10.8	393.3	1.7	-2.3	392.7
											Core Earnings			Underlying Core Earnings
Financial income/expenses	-51.8			18.1						2.3	-31.4	3.1	0.3	-27.9
Equity income/loss	-43.9					53.5					9.6	0.1	-	9.7
Profit before tax	256.8	104.1	-23.3	77.4		53.5		-88.6		-8.5	371.4	5.0	-2.0	374.5
Tax expense	-23.1	-25.5	5.0	-15.7		-16.4		30.2		-57.2	-102.7	-1.7	0.8	-103.6
Non-controlling interests	0.1										0.1	-	-0.4	-0.3
Net profit	233.7	78.6	-18.3	61.6		37.1		-58.4		-65.7	268.8	3.3	-1.5	270.6
											Core net profit			Underlying Core net profit
EPS (yen)	243										280			346
											Core EPS			Underlying Core EPS
Number of shares (millions)	961										961			781

Note: Includes Shire acquisition related costs incurred at Legacy Takeda.

66

FY2017 RECONCILIATION FROM REPORTED TO CORE/UNDERLYING CORE: LEGACY TAKEDA

(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS									CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV purchase accounting adjustments	Other purchase accounting adjustments	Gains on sales of securities & properties	U.S. Tax Reform	Others		FX	Divestitures	
Revenue	1,770.5										1,770.5	-37.8	-59.5	1,673.2
Cost of sales	-495.9						1.4				-494.5	4.3	18.1	-472.1
Gross Profit	1,274.6						1.4				1,276.0	-33.5	-41.4	1,201.1
SG&A expenses	-628.1										-628.1	10.1	13.1	-604.8
R&D expenses	-325.4										-325.4	11.3	1.0	-313.1
Amortization of intangible assets	-126.1	126.1									-			-
Impairment losses on intangible assets	4.0	-4.0									-			-
Other operating income	169.4		-153.4					-16.0			-			-
Other operating expenses	-126.6		116.0							10.5	-			-
Operating profit	241.8	122.1	-37.4				1.4	-16.0		10.5	322.5	-12.1	-27.3	283.2
											Core Earnings		Underlying Core Earnings	
Financial income/expenses	7.6							-30.3		7.6	-15.0	7.2	-0.2	-8.0
Equity income/loss	-32.2					40.0					7.8	-0.1	-	7.7
Profit before tax	217.2	122.1	-37.4			40.0	1.4	-46.3		18.1	315.2	-4.9	-27.4	282.9
Tax expense	-30.5	-35.9	15.8			-12.2	-0.5	14.9	-27.5	-3.8	-79.8	0.9	6.1	-72.7
Non-controlling interests	0.2										0.2	-0.0	-0.7	-0.5
Net profit	186.9	86.2	-21.6			27.8	1.0	-31.4	-27.5	14.3	235.6	-4.0	-21.9	209.7
											Core net profit		Underlying Core net profit	
EPS (yen)	239										302			268
											Core EPS		Underlying Core EPS	
Number of shares (millions)	781										781			781

67

68 BRIDGE FROM REPORTED REVENUE TO UNDERLYING REVENUE: LEGACY TAKEDA (Bn yen) FY2017 FY2018 FY2017 FY2018 Revenue 401.0 408.0 +7.0 + 1.8% 1,770.5 1,788.0 +17.5 + 1.0% FX effects* -9.1 -0.7 +8.4 +2.2pp -37.8 -15.3 +22.5 +1.3pp Revenue excluding FX effects* 391.9 407.3 +15.4 + 3.9% 1,732.7 1,772.7 +40.0 + 2.3% Divestitures** -13.7 -2.4 +11.3 +3.1pp -59.5 -10.4 +49.1 +3.0pp LLPs sold to Teva JV -0.1 - +0.1 +0.3pp -18.7 - +18.7 +1.2pp TAK-935 - - - - -3.5 - +3.5 +0.2pp Multilab -1.2 - +1.2 +3.3pp -4.5 -1.1 +3.4 +0.2pp Techpool -4.8 - +4.8 +13.4pp -18.2 -6.6 +11.6 +0.7pp Others -7.6 -2.4 +5.2 +14.3pp -14.5 -2.6 +11.9 +0.7pp Underlying Revenue 378.2 404.9 +26.7 + 7.1% 1,673.2 1,762.3 +89.1 + 5.3% Q4 Full Year vs. PY vs. PY * FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen) ** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool revenue. Note: See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website.

BRIDGE FROM OPERATING PROFIT TO UNDERLYING CORE EARNINGS : LEGACY TAKEDA

(Bn yen)	Q4 FY2017	Q4 FY2018 NOTE	Q4 vs. PY		Full Year FY2017	Full Year FY2018 NOTE	Full Year vs. PY	
Operating Profit	**-80.5**	**68.1**	**+148.6**	**-**	**241.8**	**352.5**	**+110.7**	**+ 45.8%**
Amortization and impairment of intangibles	35.8	24.7	-11.0	-	122.1	104.1	-18.0	-10.7pp
Shire integration costs (Other expenses)	-	21.4	+21.4	-	-	35.5	+35.5	+21.2pp
Other income/expenses	87.9	11.5	-76.4	-	-37.4	-25.8	+11.5	+6.9pp
Non-recurring items (Shire acquisition costs)	-	12.8	+12.8	-	-	23.8	+23.8	+14.2pp
Non-recurring items (Others)	-13.4	-89.8	-76.4	-	-4.1	-96.8	-92.8	-55.4pp
Core Earnings	**29.8**	**48.7**	**+18.9**	**+ 63.4%**	**322.5**	**393.3**	**+70.8**	**+ 21.9%**
FX effects*	-2.2	2.7	+4.8	+33.4pp	-12.1	1.7	+13.8	+6.0pp
Divestitures**	-4.3	-2.4	+1.8	+12.7pp	-27.3	-2.3	+24.9	+10.8pp
LLPs sold to Teva JV	-0.0	-	+0.0	+0.1pp	-16.9	-	+16.9	+7.3pp
TAK-935	-	-	-	+0.0pp	-3.5	-	+3.5	+1.5pp
Multilab	0.3	-0.0	-0.3	-1.8pp	0.9	-0.1	-1.1	-0.5pp
Techpool	-0.4	0.0	+0.4	+2.5pp	-0.9	0.5	+1.4	+0.6pp
Others	-4.2	-2.4	+1.7	+12.0pp	-6.9	-2.6	+4.3	+1.9pp
Underlying Core Earnings	**23.3**	**48.9**	**+25.6**	**+ 109.5%**	**283.2**	**392.7**	**+109.5**	**+ 38.7%**

* FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen)
** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool profits/losses.
Note: Includes Shire acquisition related costs incurred at Legacy Takeda. See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website.

69

70 BRIDGE FROM NET PROFIT TO UNDERLYING CORE NET PROFIT : LEGACY TAKEDA * FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen) ** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool profits/losses. Note: Includes Shire acquisition related costs incurred at Legacy Takeda. See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website. (Bn yen) FY2017 FY2018 NOTE FY2017 FY2018 NOTE Net Profit -54.0 69.3 +123.3 - 186.9 233.7 +46.9 + 25.1% - 69 yen 51 yen +120 yen - 239 yen 243 yen +4 yen + 1.6% Amortization and impairment of intangibles 24.9 18.1 -6.8 - 86.2 78.7 -7.5 -6.1pp Shire integration costs (Other expenses) - 16.0 +16.0 - - 27.0 +27.0 +21.7pp Other income/expenses 65.0 11.1 -53.9 - -21.6 -18.3 +3.3 +2.7pp Shire acquisition costs - 10.5 +10.5 - - 21.5 +21.5 +17.3pp Shire acquisition financial expenses - 0.6 +0.6 - - 13.2 +13.2 +10.6pp Other exceptional gains and losses -17.7 -119.7 -102.0 - -15.9 -86.9 -71.1 -57.2pp Core Net Profit 18.2 5.9 -12.2 - 67.3% 235.6 268.8 +33.2 + 14.1% FX effects* -0.6 0.3 +0.9 +0.3pp -4.0 3.3 +7.3 +3.9pp Divestitures** -6.7 -2.5 +4.2 +1.2pp -21.9 -1.5 +20.4 +11.0pp Underlying Core Net Profit 10.8 3.7 -7.1 - 65.8% 209.7 270.6 +60.8 + 29.0% 14 yen 5 yen - 9 yen - 65.8% 268 Underlying Core EPS yen 346 yen +78 yen + 29.0% Q4 Full Year EPS vs. PY vs. PY FREE CASH FLOW

71 (Bn yen) FY2017 FY2018 Net profit 186.7 109.0 -77.7 -41.6% Depreciation, amortization and impairment loss 195.7 282.6 +86.9 Decrease (increase) in trade working capital 19.9 28.9 +8.9 Income taxes paid -29.9 -44.9 -15.0 Other 5.4 -47.1 -52.5 Net cash from operating activities 377.9 328.5 -49.4 -13.1% Acquisition of PP&E -67.0 -77.7 -10.7 Proceeds from sales of PP&E 3.0 50.7 +47.8 Acquisition of intangible assets -61.3 -56.4 +4.8 Acquisition of investments -16.9 -17.1 -0.2 Proceeds from sales and redemption of investments 40.7 65.0 +24.3 Proceeds from sales of business, net of cash and cash equivalents divested 85.1 85.1 +0.1 Free Cash Flow 361.5 378.1 +16.7 +4.6% vs. PY

OPERATING FREE CASH FLOW 72 • Sale of real estate and marketable securities generated an additional 173.4 Bn yen • Sale of non-core businesses Techpool and Multilab generated an additional 27.5 Bn yen The following items have been excluded from the above cash flow statement: *1 FY2017: 26.8 Bn yen of cash benefit with a payment from escrow regarding the Unipharm transaction (offset by an outflow entry in “investing activities”). *2 FY2017: Payment of 16.6 Bn yen to buy back future royalties. (Bn yen) FY2017 FY2018 Net profit 186.7 109.0 -77.7 -41.6% Depreciation, amortization and impairment loss 195.7 282.6 +86.9 Decrease (increase) in trade working capital 19.9 28.9 +8.9 Income taxes paid -29.9 -44.9 -15.0 Other*1 -21.4 -47.1 -25.7 Net cash from operating activities 351.1 328.5 -22.6 -6.4% Acquisition of PP&E -63.6 -77.7 -14.1 Acquisition of intangible assets*2 -44.6 -56.4 -11.8 Operating Free Cash Flow 242.9 194.4 -48.5 -20.0% vs. PY

NET DEBT/ADJUSTED EBITDA

(Bn yen)	FY2017	FY2018	vs. PY		
Operating Free Cash Flow	242.9	194.4	-48.5	-20.0%	
Sale of Wako shares	84.5	-			
Sale of Techpool and Multilab shares	-	27.5			200.9
Sale of other shareholdings*[1]	40.6	65.0			
Real estate disposals*[1]	39.3	108.3			
Payment into restricted deposit of TiGenix	-71.8	-			
Dividend	-141.9	-143.0			
Repayment of long term loans and bonds	-140.0	-			
Bridge and term loan facilities, etc. - Shire acquisition	-	-19.5			
Net of cash consideration - Shire acquisition	-	-2,891.9			
Proceeds from long-term loans and issuance of bonds - Shire acquisition	-	3,295.9			
Others	-78.6	-229.2			
Net increase (decrease) in cash	-24.9	407.6	+432.5	–	

(Bn yen)	FY2017	FY2018	vs. PY	
Cash and cash equivalents*[2]	294.5	702.1	+407.6	+138.4%
Debt*[3]	-985.7	-5,751.0	-4,765.3	-483.5%
Net cash (debt)	-691.1	-5,048.9	-4,357.7	-630.5%
Gross debt/Adjusted EBITDA ratio	2.6 x	10.7 x	+8.1	
Net debt/Adjusted EBITDA ratio	1.8 x	9.4 x	+7.6	
Net debt/Pro-forma Adjusted EBITDA ratio		4.7 x		
Adjusted EBITDA*[4]	377.7	536.4	+158.7	+42.0%
Pro-forma Adjusted EBITDA*[4]		1,077.7		

*[1] FY2018 disposal objective: ~110 Bn yen in total *[2] Includes short-term investments which mature or become due within one year from the reporting date *[3] Bonds and loans of current and non-current liabilities [4] Please see slides 74 for details.

73

74 RECONCILIATION FROM NET PROFIT TO EBITDA/ADJUSTED EBITDA 2017 2018 2019 Net profit for the year 115.5 186.7 109.0 Income tax expenses 27.8 30.5 -14.1 Depreciation and amortization 171.4 182.1 272.4 Interest expense, net 5.5 6.8 41.6 EBITDA 320.2 406.1 408.9 Impairment losses 51.4 13.5 10.1 Other operating expense (income), net, excluding depreciation and amortization -78.3 -61.1 -58.6 Finance expense (income), net, excluding interest income and expense, net 5.4 -14.4 24.9 Share of loss on investments accounted for under the equity method 1.5 32.2 43.6 Other adjustments: Transaction costs related to the acquisition of ARIAD 3.2 - - Impact on profit related to fair value step up of inventory in ARIAD acquisition - 1.4 - Acquisition costs related to Shire - - 23.8 Other costs related to Shire - - 1.6 Impact on profit related to fair value step up of inventory in Shire acquisition - - 82.2 Adjusted EBITDA 303.4 377.7 536.4 Shire’s Non GAAP EBITDA (Apr 2018 - Dec 2018)* - - 541.3 Pro-forma Adjusted EBITDA** - - 1,077.7 (Bn yen) Full year ended March 31 * Subtracted Shire Jan –Mar 2018 (3 months) Non GAAP EBITDA from Shire Jan – Dec 2018 (12 months) Non GAAP EBITDA and converted to JPY with average exchange rate of $:¥ of 1: 110.8 (Apr – Dec 2018). ** 12-month Apr 2018 –Mar 2019 combined Adjusted EBITDA of Takeda and Shire. Note: Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are not directly comparable, because (1) Takeda’s results are based on IFRS and Shire’s results are based on U.S. GAAP and (2) Takeda’s Adjusted EBITDA and Shire’s Non-GAAP EBITDA are defined differently. CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2019 (BN YEN) TOTAL ASSETS 13,872.3 TAKEDA/SHIRE PRE CLOSING (AS OF DECEMBER 31, 2018)

CONSOLIDATED BALANCE SHEET (AS OF MARCH 31, 2019) LEGACY TAKEDA 5,767.2 6,949.4 TOTAL ASSETS LEGACY TOTAL ASSETS SHIRE CURRENT ASSETS INTANGIBLE ASSETS GOODWILL OTHERS DEBT OTHER LIABILITIES CURRENT EQUITY ASSETS INTANGIBLE ASSETS GOODWILL OTHERS DEBT OTHER LIABILITIES EQUITY CURRENT ASSETS INTANGIBLE ASSES GOODWILL OTHERS DEBT OTHER LIABILITIES EQUITY 75 1,023.4 1,053.5 1,020.2 2,670.1 790.3 2,067.7 3,163.9 927.5 2,042.6 1,175.9 2,548.8 4,107.5 1,672.5 1,169.5 1,799.9 4,161.4 4,860.4 3,050.7 5,163.6 2,957.8 5,751.0

FY2019 FORECAST

(Bn yen)	FY2018 Actual	FY2019 Forecast	vs. PY		FY2018 Actual (Excl. Shire acquisition related costs and purchase accounting impact)	FY2019 Forecast (Excl. Shire acquisition related costs and purchase accounting impact)	vs. PY	
Revenue	2,097.2	3,300.0	+1,202.8	+57.4%	2,097.2	3,300.0	+1,202.8	+57.4%
R&D expenses	-368.3	-491.0	-122.7	-33.3%	-366.7	-491.0	-124.3	-33.9%
Amortization & impairment	-203.4	-659.0	-455.6	-224.0%	-104.1	-220.0	-115.9	-111.3%
Other operating income	159.9	9.0	-150.9	-94.4%	159.9	9.0	-150.9	-94.4%
Other operating expenses	-103.2	-172.0	-68.8	-66.7%	-43.5	-18.0	+25.5	+58.6%
Operating profit	205.0	-193.0	-398.0	-	471.5	654.0	+182.5	+38.7%
Profit before tax	94.9	-369.0	-463.9	-	406.8	581.0	+174.2	+42.8%
Net profit	109.1	-383.0	-492.1	-	351.0	413.0	+62.0	+17.7%
EPS (yen)	113 yen	-246 yen	-360 yen	-	365 yen	266 yen	-99 yen	-27.2%
Core Earnings	459.3	883.0	+423.7	+92.2%	459.3	883.0	+423.7	+92.2%
USD/JPY	111 yen	111 yen	-0 yen					
EUR/JPY	129 yen	124 yen	-5 yen					

Shire acquisition related costs	FY2018	FY2019
SG&A and R&D expenses - acquisition costs, etc.	-25.3	-
Other operating expenses - integration costs	-59.6	-154.0
Financial expenses - Bridge loan fees, interests, etc.	-41.3	-87.0
Profit Before Tax impact	-126.3	-241.0
Purchase accounting impact (major items)		
Cost of sales - unwinding of inventories step-up	-82.2	-253.0
Amortization of intangible assets - Shire acquisition	-99.2	-439.0
Other non-cash items		
Amortization of intangible assets - Legacy Takeda	-95.4	-99.0
Impairment	-8.7	-121.0

Note: This FY2019 Reported Forecast does not take into consideration the recently announced divestitures of XIIDRA and TACHOSIL, but Takeda does not expect these divestitures to have a material impact. The FY2019 Reported Forecast will be updated at a later date to reflect these divestitures once a reliable estimate of their impact can be made, which will depend upon the exact timing of transaction close.

76

Takeda

OUR ESG PROFILE: FOCUSED ON CREATING CORPORATE VALUE AND FOSTERING SUSTAINABILITY 77 OUR LEADERSHIP • Access to Medicines Strategy • Global CSR Program in developing countries • Environmental targets and proactive CO2 reduction • Safe Takeda Initiative • Supply Chain and Compliance initiatives OUR RECOGNITION Asia Pacific Index WORKING WITH LEADING ORGANIZATIONS TO ADVANCE SUSTAINABILITY TAKEDA NOW RANKS FIFTH IN ACCESS TO MEDICINE INDEX COMMITMENT TO BUILDING A SUSTAINABLE SOCIETY Takeda aligns its Responsibility programs with the UN Sustainable Development Goals (SDGs) GLOSSARY OF ABBREVIATIONS PBS phosphate buffered saline PCAB potassium competitive acid blocker PFIC progressive familial intrahepatic cholestasis Ph+ ALL Philadelphia chromosome-positive acute lymphoblastic leukemia PID primary immunodeficiency PPI proton pump inhibitor PK pharmacokinetics POC proof of concept POI post-operative ileus PTCL peripheral T-cell lymphoma R/R relapsed/refractory RA rheumatoid arthritis RCC renal cell cancer RTK receptor tyrosine kinase sALCL systemic anaplastic large cell lymphoma SBS short bowel syndrome SC subcutaneous formulation SCT stem cell transplant SCZ schizophrenia SLE systemic lupus erythematosus sq squamous SR steroid refractory SR-GvHD steroid refractory acute graft vs host disease STING stimulator of interferon genes SUMO small ubiquitin-related modifier SYK spleen tyrosine kinase TESD treatment emergent sexual dysfunction

GLOSSARY OF ABBREVIATIONS

AD	Alzheimer's disease
ADC	antibody drug conjugate
ADHD	attention deficit hyperactivity disorder
ALK	anaplastic lymphoma kinase
ALS	amyotrophic lateral sclerosis
AML	acute myeloid leukemia
AMR	antibody mediated rejection
ASCT	autologous stem cell transplant
ARD	acid-related diseases
BTK	Bruton's tyrosine kinase
BBB	blood brain barrier
BOS	budesonide oral suspension
CAR-T	Chimeric antigen receptor-T
CD	Crohn's disease
CHAWI	congenital hemophilia A with inhibitors
CIAS	cognitive impairment associated with schizophrenia
CIC	chronic idiopathic constipation
CIDP	chronic inflammatory demyelinating polyradiculoneuropathy
CML	chronic myeloid leukemia
CMML	chronic myelomonocytic leukemia
CSF	cerebrospinal fluid
CNS	central nervous system
CRL	complete response letter
CTCL	cutaneous T-cell lymphoma
CTTP	congenital thrombotic thrombocytopenic purpura
DAAO	D-amino acid oxidase
DED	dry eye disease
DLBCL	diffuse large B-cell lymphoma
DM	diabetes mellitus
DU	duodenal ulcer
Dx	diagnosis
EE H	erosive esophagitis healing
EE M	erosive esophagitis maintenance
EFI	enteral feeding intolerance
EGFR	epidermal growth factor receptor
EOE	eosinophilic esophagitis
ESCC	esophageal squamous-cell carcinoma
FL	front line
FLT-3	FMS-like tyrosine kinase 3
FSI	first subject in
GCC	guanylyl cyclase C
GERD	gastroesophageal reflux disease
GI	gastrointestinal
GnRH	gonadotropin-releasing hormone
GU	gastric ulcer
GvHD	graft versus host disease
HAE	hereditary angioedema
H2H	head to head
HCC	hepatocellular carcinoma
HemA	hemophilia A
HER2	human epidermal growth factor receptor 2
HL	Hodgkin's lymphoma
HR MDS	high-risk myelodysplastic syndromes
IBD	inflammatory bowel disease
IBS-C	irritable bowel syndrome with constipation
IND	investigational new drug
I/O	immuno-oncology
IV	intravenous
iPSC	induced pluripotent stem cells
LBD	Lewy body dementia
LB AML	low-blast acute myeloid leukemia
LSD1	Lysine specific demethylase 1
LCM	lifecycle management
mAb	monoclonal antibody
MAOB	monoamine oxidase B
MLD	metachromatic leukodystrophy
NAE	NEDD8 activating enzyme
NASH	non-alcoholic steatohepatitis
ND	newly diagnosed
NDA	new drug application
Neg	negative
NERD	non-erosive reflux disease
NF	new formulation
NK	natural killer
NME	new molecular entity
NSCLC	non-small cell lung cancer
NSCT	non stem cell transplant
NS	negative symptoms
OIC	opioid induced constipation
ORR	overall response rate
PARP	poly (ADP-ribose) polymerase
PBS	phosphate buffered saline
PCAB	potassium competitive acid blocker
PFIC	progressive familial intrahepatic cholestasis
Ph+ ALL	Philadelphia chromosome-positive acute lymphoblastic leukemia
PID	primary immunodeficiency
PPI	proton pump inhibitor
PK	pharmacokinetics
POC	proof of concept
POI	post-operative ileus
PTCL	peripheral T-cell lymphoma
R/R	relapsed/refractory
RA	rheumatoid arthritis
RCC	renal cell cancer
RTK	receptor tyrosine kinase
sALCL	systemic anaplastic large cell lymphoma
SBS	short bowel syndrome
SC	subcutaneous formulation
SCT	stem cell transplant
SCZ	schizophrenia
SLE	systemic lupus erythematosus
sq	squamous
SR	steroid refractory
SR-GvHD	steroid refractory acute graft vs host disease
STING	stimulator of interferon genes
SUMO	small ubiquitin-related modifier
SYK	spleen tyrosine kinase
TESD	treatment emergent sexual dysfunction

78

FY2018 PIPELINE SUPPLEMENTAL

Takeda Pharmaceutical Company Limited (TSE code 4502)

Contact: Global Finance, IR

TEL: +81-3-3278-2306

https://www.takeda.com/

Quarterly Announcements / Presentations

https://www.takeda.com/investors/reports/

Contents

Pipeline
1. Development Activities	1-4
⬛ Oncology Pipeline	1
⬛ GI Pipeline	2
⬛ Rare Diseases Pipeline	3
⬛ Neuroscience Pipeline	4
⬛ Plasma-Derived Therapies Pipeline	4
⬛ Vaccines Pipeline	4
2. Recent progress in stage	5
3. Discontinued projects	6
4. Exploring Alternative Value Creation	6
5. Main Research & Development collaborations	7-10
⬛ Oncology	7
⬛ Gastroenterology	8
⬛ Rare Diseases	8
⬛ Neuroscience	9
⬛ Plasma-Derived Therapies	9
⬛ Vaccines	9
⬛ Other / Multiple Therapeutic Area	9
⬛ Completed Partnerships	10
⬛ Clinical study protocol summaries	10

Pipeline

1.	Clinical Development Activities

•

The following table lists the pipeline assets that we are developing as of May 14, 2019. The assets in our pipeline are in various stages of development, and the contents of the pipeline may change as compounds currently under development drop out and new compounds are introduced. Whether the compounds listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals.

•

This table primarily shows the indications for which we will actively pursue approval. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations.

•

The listings in this table are limited to the U.S., EU and Japan and China, but we are also actively conducting development activities in other regions, including in Emerging Markets. Country/region in the “Stage” column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China. ‘Global’ refers to U.S., EU, Japan and China.

•

Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

•	Stage-ups are recognized in the table upon achievement of First Subject In.

∎ Oncology Pipeline

Development code <generic name> Brand name (country/region)	Drug Class (administration route)	Indications / additional formulations	Stage
SGN-35 *[1] <brentuximab vedotin> ADCETRIS (EU, Japan)	CD30 monoclonal antibody-drug conjugate (injection)	Front line Peripheral T-cell Lymphoma	EU Japan	P-III Filed (March 2019)
		Relapsed/refractory Hodgkin Lymphoma	China	Filed (March 2019)
		Relapsed/refractory systemic Anaplastic large-cell lymphoma	China	Filed (March 2019)

<brigatinib> ALUNBRIG (U.S., EU)	ALK inhibitor (oral)	1L ALK-positive Non-Small Cell Lung Cancer	U.S. EU China	P-III P-III P-I
		2L ALK-positive Non-Small Cell Lung Cancer in patients previously treated with ALK inhibitors	Japan China	P-II(a) P-II(a)
		2L ALK-positive Non-Small Cell Lung Cancer in patients progressed on 2nd generation TKI	Global	P-III
		2L ALK-positive Non-Small Cell Lung Cancer (head-to-head with alectinib)	Global	P-III

MLN9708 <ixazomib> NINLARO (Global)	Proteasome inhibitor (oral)	Newly diagnosed Multiple Myeloma	Global	P-III
		Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant	Japan U.S. EU China	Filed (April 2019) P-III P-III P-III
		Maintenance therapy in patients with newly diagnosed Multiple Myeloma not treated with stem cell transplant	Global	P-III
		Relapsed/refractory primary amyloidosis	Global	P-III
		Relapsed/refractory Multiple Myeloma (doublet regimen with dexamethasone)	U.S. EU Japan	P-III P-III P-III
		Relapsed/refractory Multiple Myeloma (triplet regimen with daratumumab and dexamethasone)	Global	P-II

<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S.	P-III
		Dose ranging study for TKI resistant patients with chronic-phase Chronic Myeloid Leukemia	U.S.	P-II(b)

TAK-924 <pevonedistat>	NEDD 8 activating enzyme inhibitor (injection)	High-risk Myelodysplastic Syndromes, Chronic Myelomonocytic Leukemia, Low-blast Acute Myelogenous Leukemia	U.S. EU Japan	P-III P-III P-III

TAK-385 <relugolix>	LH-RH antagonist (oral)	Prostate cancer	Japan China	P-III P-I

<cabozantinib> *[2]	Multi-targeted kinase inhibitor (oral)	1L Renal cell carcinoma in combination with nivolumab	Japan	P-III
		2L Renal cell carcinoma	Japan	Filed (April 2019)
		2L Hepatocellular carcinoma	Japan	P-II(a)

<niraparib> *[3]	PARP1/2 inhibitor (oral)	Ovarian cancer – maintenance Ovarian cancer – salvage	Japan Japan	P-II P-II

TAK-228 <sapanisertib>	mTORC1/2 inhibitor (oral)	Endometrial cancer	U.S.	P-II(b)

TAK-659	SYK/FLT3 kinase inhibitor (oral)	Diffuse Large B-cell Lymphoma	—	P-II(a)
		Hematologic malignancies	—	P-I

TAK-931	CDC7 inhibitor (oral)	Squamous esophageal cancer, Squamous Non-Small Cell Lung Cancer		P-II(a)

TAK-079	Anti-CD38 monoclonal antibody (injection)	Relapsed/refractory Multiple Myeloma	—	P-I
		Systemic lupus erythematosus	—	P-I

TAK-164	Anti-guanylyl cyclase C antibody drug conjugate (injection)	GI malignancies	—	P-I

TAK-573 *[4]	CD38-targeted IgG4 genetically fused with an attenuated IFNα (injection)	Relapsed/refractory Multiple Myeloma	—	P-I

TAK-788	EGFR/HER2 exon 20 inhibitor (oral)	Non-Small Cell Lung Cancer with Exon-20 insertion	Global	P-II

TAK-981	SUMO inhibitor (injection)	Multiple cancers	—	P-I

TAK-252 / SL-279252 *[5]	PD-1-Fc-OX40L (injection)	Solid tumors		P-I

*1	Partnership with Seattle Genetics, Inc.
*2	Partnership with Exelixis, Inc.
*3	Partnership with GlaxoSmithKline
*4	Partnership with Teva Pharmaceutical Industries Ltd.
*5	Partnership with Shattuck Labs, Inc.

1

Additionssince FY2018 Q3:	brigatinib - 2L ALK-positive Non-Small Cell Lung Cancer in patients progressed on 2nd generation TKI (Global P-III)
brigatinib - 2L ALK-positive Non-Small Cell Lung Cancer in patients progressed on crizotinib (patients randomized to brigatinib or alectinib) (Global P-III)
TAK-252 - Solid tumors (P-I)

Removalssince FY2018 Q3:	brentuximab vedotin - Front line Hodgkin Lymphoma (EU, Approved February 2019)
TAK-931 - Metastatic colorectal cancer (P-IIa) discontinued

∎ GI Pipeline

Development code <generic name> Brand name (country/region)	Drug Class (administration route)	Indications / additional formulations	Stage

MLN0002 <vedolizumab> ENTYVIO (U.S., EU, Japan)	Humanized monoclonal antibody against α4ß7 integrin (injection)	Crohn’s disease	Japan China	Filed (July 2018) P-III
		Ulcerative colitis	China	P-III
		Subcutaneous formulation for ulcerative colitis	U.S. EU Japan	Filed (March 2019) Filed (March 2019) P-III
		Subcutaneous formulation for Crohn’s disease	U.S. EU Japan	P-III Filed (March 2019) P-III
		Adalimumab head-to-head in patients with ulcerative colitis	Global	Trial readout (Mar 2019)
		Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	EU	P-III

TAK-438 <vonoprazan> TAKECAB (Japan)	Potassium-competitive acid blocker (oral)	Acid-related diseases	China	Filed (February 2018)
		Gastro-esophageal reflux disease in patients who have a partial response following treatment with a proton pump inhibitor	EU	P-II(b)

TAK-633/SHP633 <teduglutide> GATTEX (U.S.) REVESTIVE (EU)	GLP-2 analogue (injection)	Short bowel syndrome (pediatric indication)	U.S. Japan	Filed (September 2018) P-III
		Short bowel syndrome (in adults)	Japan	P-III

Cx601 <darvadstrocel> ALOFISEL (EU)	A suspension of allogeneic expanded adipose-derived stem cells (injection)	Refractory complex perianal fistulas in patients with Crohn’s disease	U.S.	P-III
			Japan	P-III

TAK-721/SHP621 *[1] <budesonide>	Glucocorticosteroid (oral)	Eosinophilic esophagitis	U.S.	P-III

TAK-906	Dopamine D2/D3 receptor antagonist (oral)	Gastroparesis	—	P-II(b)

TAK-954 *[2]	5-HT4 - hydroxytryptamine receptor agonist (injection)	Post-operative gastrointestinal dysfunction	—	P-II(b)

TIMP-GLIA *[3]	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Celiac disease	—	P-II(a)

TAK-951	Peptide agonist	Nausea and vomiting	—	P-I

TAK-671	Protease inhibitor (injection)	Acute pancreatitis	—	P-I

TAK-018/EB8018 *[4]	FimH antagonist (oral)	Crohn’s disease	—	P-I

TAK-681	GLP-2 long-acting analogue (injection)	Short bowel syndrome		P-I

Kuma062 *[5]	Glutenase (oral)	Celiac disease	—	P-I

*1	Partnership with UCSD and Fortis Advisors
*2	Partnership with Theravance Biopharma, Inc.
*3	Partnership with Cour Pharmaceutical Development Company
*4	Partnership with Enterome Bioscience SA
*5	Partnership with PvP Biologics, Inc. PvP leads Phase 1 development.

2

Additions since FY2018 Q3:	TAK-681 – short bowel syndrome (P-I)
TAK-951 – nausea and vomiting (P-I)
TAK-954 – post-operative gastrointestinal dysfunction (P-IIb)

Removals since FY2018 Q3:	prucalopride – Chronic idiopathic constipation (U.S., Approved December 2018)

Rare Diseases Pipeline

Development code <generic name> Brand name (country/region)	Drug Class (administration route)	Indications / additional formulations	Stage
TAK-743/SHP643 <lanadelumab> TAKHZYRO (U.S., EU)	Plasma kallikrein inhibitor (injection)	Hereditary angioedema	China	Filed (December 2018)

TAK-672/SHP672 *[1] OBIZUR (U.S., EU)	Antihemophilic factor [recombinant], porcine sequence (injection)	Congenital hemophilia A with inhibitors	U.S. EU	P-III P-III

TAK-577/SHP677 VONVENDI (U.S.), VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Prophylactic treatment of von Willebrand disease	Global	P-III
		Pediatric on-demand treatment of von Willebrand disease	Global	P-III

TAK-660/SHP660 ADYNOVATE (U.S.), ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Pediatric Hemophilia A	EU	P-III

TAK-755/SHP655 *[2]	Replacement of the deficient-ADAMTS13 enzyme (injection)	Congenital Thrombotic Thrombocytopenic Purpura	U.S. EU	P-III P-III

TAK-620/SHP620 *[3] <maribavir>	Benzimidazole riboside inhibitor (oral)	Cytomegalovirus infection in transplant patients	U.S. EU	P-III P-III

TAK-607/SHP607	Insulin-like Growth Factor / IGF Binding Protein (injection)	Chronic lung disease	-	P-II

TAK-609/SHP609	Recombinant human iduronate-2-sulfatase for intrathecal administration (injection)	Hunter syndrome CNS	U.S. EU	P-II P-II

TAK-611/SHP611	Recombinant human arylsulfatase A (injection)	Metachromatic leukodystrophy	—	P-I/II

TAK-754/SHP654 *[4]	Gene therapy to restore endogenous FVIII expression	Hemophilia A	—	P-I/II

TAK-531/SHP631 *[5]	Fusion protein of iduronate-2-sulfatase+antibo dy (injection)	Hunter syndrome CNS	—	P-I

TAK-834/SHP634 NATPARA (U.S.), NATPAR (EU)	Parathyroid hormone (injection)	Hypoparathyroidism	Japan	P-I

*1	Partnership with Ipsen
*2	Partnership with KM Biologics
*3	Partnership with GlaxoSmithKline
*4	Partnerships with ArmaGen
*5	Partnership with Asklepios Biopharmaceuticals

3

∎ Neuroscience Pipeline

Development code <generic name> Brand name (country/region)	Drug Class (administration route)	Indications / additional formulations	Stage
Lu AA21004 *[1] <vortioxetine> TRINTELLIX (U.S.)	Multimodal anti-depressant (oral)	Major depressive disorder	Japan	Filed (September 2018)

TAK-815/SHP615 <midazolam> BUCCOLAM (EU)	GABA Allosteric Modulator (oral)	Status epilepticus (seizures)	Japan	P-III

TAK-831	D-amino acid oxidase (DAAO) inhibitor (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	—	P-II(a)

TAK-935 *[2]	CH24H inhibitor (oral)	Rare pediatric epilepsies	—	P-II(a)

WVE-120101 *[3]	mHTT SNP1 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II

WVE-120102 *[3]	mHTT SNP2 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II

TAK-041	GPR139 agonist (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	—	P-I

MEDI1341 *[4]	Alpha-synuclein antibody (injection)	Parkinson’s disease	—	P-I

TAK-418	LSD1 inhibitor (oral)	Kabuki syndrome	—	P-I

TAK-653	AMPA receptor potentiator (oral)	Treatment resistant depression	—	P-I

TAK-925	Orexin 2R agonist	Narcolepsy	—	P-I

*1	Partnership withH. Lundbeck A/S
*2	Co-development with Ovid Therapeutics Inc.
*3	50:50 co-development and co-commercialization option with Wave Life Sciences Ltd.
*4	Partnership with AstraZeneca. AstraZeneca leads Phase 1 development

Removals since FY2018 Q3:

Lisdexamfetamine dimesylate - Attention-Deficit/Hyperactivity Disorder (Japan), approved March 2019

TAK-831 – Friedreich’s ataxia (P-IIa) discontinued

TAK-680 – neurological conditions (P-I) discontinued

∎ Plasma-Derived Therapies Pipeline

Development code <generic name> Brand name (country/region)	Drug Class (administration route)	Indications / additional formulations	Stage
TAK-616/SHP616 CINRYZE (U.S., EU)	C1 esterase inhibitor [human] (injection)	Hereditary angioedema	Japan	P-III

TAK-771/SHP671 *[1] <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (injection)	Pediatric indication for primary immunodeficiency	U.S.	P-III
		Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU	P-III P-III

*1	Partnership with Halozyme

Removals since FY2018 Q3:	TAK-616/SHP616 Acute Antibody Mediated Rejection (P-III), discontinued TAK-616/SHP616 Hereditary angioedema subcutaneous administration (P-III), discontinued

∎ Vaccines Pipeline

Development code Brand name (country/region)	Type of vaccine (administration route)	Indications / additional formulations	Stage
TAK-003	Tetravalent dengue vaccine (injection)	Prevention of dengue fever caused by dengue virus	—	P-III

TAK-214	Norovirus vaccine (injection)	Prevention of acute gastroenteritis (AGE) caused by norovirus	—	P-II(b)

TAK-021	EV71 vaccine (injection)	Prevention of hand, foot and mouth disease caused by enterovirus 71	—	P-I

TAK-426 *1	Zika vaccine (injection)	Prevention of zika virus infection	—	P-I

*1	Partnership with The Biomedical Advanced Research and Development Authority (BARDA) - U.S. Government

Removals since FY2018 Q3:	TAK-195 Sabin inactivated polio vaccine (PI/II), discontinued

4

2.	Recent Progress in stage [Progress in stage disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications / additional formulations	Country/Region	Progress in stage
MLN0002 <vedolizumab>	Ulcerative colitis	Japan	Approved (Jul 2018)

SGN-35 <brentuximab vedotin>	Front line Hodgkin Lymphoma	Japan	Approved (Sep 2018)

Lu AA21004 <vortioxetine>	Data added to labeling that demonstrated superiority over escitalopram in improving SSRI-induced sexual dysfunction in patients with Major Depressive Disorder	U.S.	Approved (Oct 2018)

<brigatinib>	2L ALK-positive metastatic Non-Small Cell Lung Cancer in patients previously treated with crizotinib	EU	Approved (Nov 2018)

TAK-555/SHP555 <prucalopride>	Chronic idiopathic constipation	U.S.	Approved (Dec 2018)

MLN0002 <vedolizumab>	Crohn’s disease	Japan	Filed (Jul 2018)

Lu AA21004 <vortioxetine>	Major depressive disorder	Japan	Filed (Sep 2018)

<ponatinib>	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S.	P-III

<cabozantinib>	1L Renal cell carcinoma in combination with nivolumab	Japan	P-III

TAK-906	Gastroparesis	U.S.	P-II(b)

MLN9708 <ixazomib>	Relapsed/refractory Multiple Myeloma (triplet regimen with daratumumab and dexamethasone)	Global	P-II

<niraparib>	Ovarian Cancer – maintenance	Japan	P-II

<niraparib>	Ovarian Cancer – salvage	Japan	P-II

<brigatinib>	2L ALK-positive Non-Small Cell Lung Cancer in patients previously treated with ALK inhibitors	China	P-II

MLN0002 <vedolizumab>	Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-II(a)

<cabozantinib>	2L hepatocellular carcinoma	Japan	P-II(a)

WVE-120101	Huntington’s disease	—	P-I/II

WVE-120102	Huntington’s disease	—	P-I/II

Kuma062	Celiac Disease	—	P-I

TAK-079	Systemic lupus erythematosus	—	P-I

TAK-164	GI Malignancies	—	P-I

TAK-671	Acute pancreatitis	—	P-I

TAK-981	Multiple cancers	—	P-I

TAK-018 / EB8018	Crohn’s disease	—	P-I

SGN-35 <brentuximab vedotin>	Front line Hodgkin Lymphoma	EU	Approved (Feb 2019)

TAK-489/SHP489 <lisdexamfetamine dimesylate>	Attention-Deficit/Hyperactivity Disorder	Japan	Approved (Mar 2019)

MLN0002 <vedolizumab>	Subcutaneous formulation for Crohn’s disease	EU	Filed (Mar 2019)

MLN0002 <vedolizumab>	Subcutaneous formulation for ulcerative colitis	EU	Filed (Mar 2019)

SGN-35 <brentuximab vedotin>	Front line Peripheral T-cell Lymphoma	Japan	Filed (Mar 2019)

SGN-35 <brentuximab vedotin>	Relapsed/refractory Hodgkin Lymphoma	China	Filed (Mar 2019)

SGN-35 <brentuximab vedotin>	Relapsed/refractory systemic Anaplastic large-cell lymphoma	China	Filed (Mar 2019)

Cabozantinib	2L Renal cell carcinoma	Japan	Filed (Apr 2019)

<brigatinib>	2L ALK-positive Non-Small Cell Lung Cancer (head-to-head with alectinib)	Global	P-III

<brigatinib>	2L ALK-positive Non-Small Cell Lung Cancer in patients progressed on 2nd generation TKI	Global	P-II

Cx601 <darvadstrocel>	Refractory complex perianal fistulas in patients with Crohn’s disease	Japan, U.S.	P-III

MLN0002 <vedolizumab>	Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-III

TAK-788	Non-Small Cell Lung Cancer with Exon-20 insertion	Global	P-II

TAK-954	Post-operative gastrointestinal dysfunction	—	P-II(b)

TIMP-GLIA	Celiac Disease	—	P-II(a)

TAK-951	Nausea and vomiting	—	P-I

TAK-681	Short bowel syndrome	—	P-I

TAK-252	Solid tumors		P-I

Progress in stage disclosed since the announcement of FY2018 Q3 results (February 1, 2019) are listed under the bold dividing line

5

3.	Discontinued projects [Update disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications (Stage)	Reason
MLN0002 <vedolizumab>	Graft-versus-Host Disease steroid refractory (P-II(a))	Co-morbidities in steroid-refractory acute Graft-versus-Host Disease patients impair ability to demonstrate efficacy to justify continued development.

SPI 0211 <lubiprostone>	New formulation (U.S., P-III)	The P-III study to evaluate the bioequivalence of sprinkle and capsule formulations of lubiprostone compared to placebo in adult subjects with chronic idiopathic constipation (CIC) did not achieve bioequivalence.

TAK-522 / XMT-1522 < - >	HER2 positive solid tumors (P-I)	The decision to terminate the further development of XMT-1522 was made due to the competitive environment for HER2-targeted therapies.

TAK-438 <vonoprazan>	Non-Erosive Reflux Disease in patients with Gastro-esophageal Reflux Disease (P-III)	Data from the P-III study did not justify pursuing a regulatory submission in this indication. There were no new safety findings

TAK-954	Enteral feeding intolerance (P-IIb)	The EFI study was terminated because of patient recruitment challenges due to evolving practices in patient management. The program is pursuing the new indication post-operative gastrointestinal dysfunction (POGD); anticipate dosing first-patient by or before Q1 FY19.

TAK-616/SHP616	Hereditary Angioedema subcutaneous administration (EU, P-III)	The decision to terminate further development of TAK-616/SHP616 subcutaneous administration was made given the availability of Takhzyro in addition to changes in the competitive environment

TAK-616/SHP616	Acute Antibody Mediated Rejection (AMR) (U.S., EU P-III)	TAK-616 did not meet the prespecified criteria to justify further development in acute AMR

TAK-680/SHP680	Neurological conditions (P-I)	The decision to terminate further development of TAK-680/SHP680 was made due to the existing competitive environment and insufficient differentiation.

TAK-831 <->	Friedreich’s ataxia (P-IIa)	Efficacy data from the proof-of-concept study of TAK-831 in Friedreich’s ataxia did not meet prespecified criteria to justify further development in this indication.

TAK-931	Metastatic colorectal cancer (P-IIa)	TAK-931 did not meet prespecified efficacy criteria to justify further development in metastatic colorectal cancer

TAK-195 <->	Prevention of poliomyelitis (P-I/II)	The P-I/II study did not meet its primary immunogenicity endpoint, though it was found to be safe and well tolerated in study participants. Takeda and its partner, the Bill & Melinda Gates Foundation, reached a mutual agreement to voluntarily discontinue the TAK-195 development program given that delays in the program would limit the public health impact of the vaccine.

Discontinuations disclosed since the announcement of FY2018 Q3 results (February 1, 2019) are listed under the bold dividing line

4.	Exploring Alternative Value Creation [Update disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications (Stage)	Reason
TAK-385 <relugolix>	Uterine fibroids (Japan Approved) Endometriosis (Japan P-II(b))	Out-licensed to ASKA Pharmaceutical Co., Ltd., which has a strong presence in the gynecology therapeutic area in Japan, to maximize product value and to deliver relugolix to as many patients as possible.

SHP647 < - >	Inflammatory bowel disease	As announced on October 27, 2018, Takeda has proposed a remedy to the European Commission of a potential divestment of SHP647 and certain associated rights.

6

5.	Main Research & Development collaborations*

Oncology

Partner	Country	Subject
Adimab ‡	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.

Centre d’Immunologie de Marseille-Luminy	France	The collaboration agreement will bring together expertise and knowledge in innate biology with Takeda’s BacTrap capabilities to identify novel targets and pathways in myeloid cells.

ASKA Pharmaceutical Co., Ltd ‡	Japan	Takeda granted exclusive commercialization rights for uterine fibroids and exclusive development and commercialization rights for endometriosis for Japan to maximize the product value of relugolix (TAK-385).

Crescendo Biologics	UK	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody® -based therapeutics for cancer indications.

Exelixis, Inc.	U.S.	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.

GammaDelta Therapeutics	UK	Collaboration agreement to discover and develop new immunotherapies in oncology using GammaDelta Therapeutics’ novel T cell platform based on the unique properties of gamma delta T cells derived from human tissues.

Haemalogix ‡	Australia	A research collaboration and licensing agreement for the development of new therapeutics to novel antigens in multiple myeloma.

Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).

ImmunoGen, Inc.	U.S.	Licensing agreement for rights to use ImmunoGen’s Inc. ADC technology to develop and commercialize targeted anticancer therapeutics (TAK-164).

Maverick Therapeutics	U.S.	Colabboration agreement for the development of Marveric Theraprutics’ T-cell engagement platform created specifically to improve the utility of T-cell redirection therapy for the treatment of cancer. Under the agreement, Takeda have the exclusive option to acquire Marverick Therapeutics after 5 years.

Myovant Sciences	Switzerland	Takeda granted Myovant an exclusive, worldwide license (excluding Japan and certain other Asian countries) to relugolix (TAK-385) and an exclusive, worldwide license to MVT-602 (TAK-448).

Memorial Sloan Kettering Cancer Center ‡	U.S.	Alliance to discover and develop novel Chimeric Antigen Receptor T (CAR-T) cell products for the potential treatment of hematological malignancies and solid tumors.

Molecular Templates ‡	U.S.

Initial collaboration agreement applied Molecular Templates’ engineered toxin bodies (ETBs) technology platform to potential therapeutic targets.

The second collaboration agreement is for the joint development of CD38-targeted ETBs for the treatment of patients with diseases such as multiple myeloma. ‡

Nektar Therapeutics ‡	U.S.	Research collaboration agreement to explore combination cancer therapy with five Takeda oncology compounds and Nektar’s lead immuno-oncology candidate, the CD122-biased agonist NKTR-214.

Noile-Immune Biotech	Japan	Collaboration agreement for the development of next generation CAR-T cell therapy, developed by Professor Koji Tamada at Yamaguchi University. Takeda has excusive options to obtain licensing rights for the development and commecialization of Noile-Immune Biotech’s pipeline and products resulting from this partnership. Due to the success of the collaboration, Takeda licensed NIB-102 and NIB-103.

Seattle Genetics	U.S.	Agreement for the joint development of ADCETRIS, an ADC technology which targets CD30 for the treatment of HL. Approved in 67 countries with ongoing clinical trials for additional indications.

Shattuck Labs	U.S.	Collaboration agreement to explore and develop checkpoint fusion proteins utilizing Shattuck’s unique Agonist Redirected Checkpoint (ARC)™ platform which enables combination immunotherapy with a single product. Takeda will have the option to take an exclusive license to further develop and commercialize TAK-252/SL-279252

GlaxoSmithKline	U.S.	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea, Taiwan, Russia and Australia.

Teva	Israel	Agreement for worldwide License to TEV-48573 (TAK-573) (CD38-Attenukine) and multi-target discovery collaboration accessing Teva’s attenukine platform.

‡	Executed since April 1, 2018

7

Gastroenterology

Partner	Country	Subject
Ambys Medicines	U.S.	Collaboration agreement for the application of novel modalities, including cell and gene therapy and gain-of-function drug therapy, to meet the urgent need for treatments that restore liver function and prevent the progression to liver failure across multiple liver diseases. Under the terms of the agreement, Takeda has an option to ex-U.S. commecialization rights for the first 4 products that reach an investigational new drug application.

Arcturus	U.S.	Collaboration agreement to develop RNA-based therapeutics for the treatment of non-alcoholic steatohepatitis and other gastrointestinal related disorders using Arcturus’ wholly-owned LUNAR™ lipid-mediated delivery systems and UNA Oligomer chemistry.

Beacon Discovery	U.S.	Collaboration agreement for the G-protein coupled receptor drug discovery and development program to identify drug candidates for a range of gastrointestinal disorders. The agreement grants Takeda worldwide rights to develop, manufacture and commercialize products resulting from the collaboration.

Cour Pharmaceutical Development Company	U.S.	Collaboration agreement to research and develop immune modulating therapies for the potential treatment of celiac disease and other gastrointestinal diseases, utilizing Cour’s Tolerizing Immune Modifying nanoParticle (TIMP) platform to co-develop TIMP-Gliadin

Enterome ‡	France	Collaboration agreement to research and develop microbiome targets thought to play crucial roles in gastrointestinal disorders, including inflammatory bowel diseases (e.g. ulcerative colitis). The agreement includes a global license and co-development of EB8018/TAK-018 in Crohn’s disease.

Finch Therapeutics	U.S.	Global agreement to develop FIN-524, a live biotherapeutic product composed of cultured bacterial strains linked to favorable clinical outcomes in studies of microbiota transplantations in inflammatory bowel disease. Under the terms of the agreement, Takeda obtains the exclusive worldwide rights to develop and commercialize FIN-524 and rights to follow-on products in inflammatory bowel diseases.

Hemoshear Therapeutics	U.S.	Collaboration agreement for novel target and therapeutic development for liver diseases, including nonalcoholic steatohepatitis using Hemoshear’s proprietary REVEAL-Tx drug discovery platform.

Janssen	Belgium	Exclusive license agreement to develop and market prucalopride as a treatment for chronic constipation in the U.S. Motegrity, approved in December 2018.

NuBiyota	Canada	Agreement for the development of Microbial Ecosystem Therapeutic products for gastroenterology indications.

PvP Biologics	U.S.	Global agreement to develop Kuma062, a novel enzyme designed to break down the immune-reactive parts of gluten in the stomach. Under the terms of the agreement, Takeda obtains an exclusive option to acquire PvP Biologics following receipt of a pre-defined data package.

Samsung Bioepis	Korea	Strategic collaboration agreement to jointly fund and co-develop multiple novel biologic therapies in unmet disease areas. The program’s first therapeutic candidate is TAK-671, which is intended to treat severe acute pancreatitis.

Theravance Biopharma	U.S.	Global license, development and commercialization agreement for TAK-954, a selective 5-HT4 receptor agonist for motility disorders.

UCSD/Fortis Advisors	U.S.	Technology license for the development of oral budesonide formulation (TAK-721/SHP621) for treatment of eosinophilic esophagitis.

‡	Executed since April 1, 2018

Rare Diseases

Partner	Country	Subject
AB Biosciences	U.S.	Research collaboration agreement to potentially develop assets for rare disease with pan-receptor interacting molecules targeted for specific immunological conditions with a focus on autoimmune modulated inflammatory diseases

ArmaGen	U.S.	Worldwide licensing and collaboration agreement to develop AGT-182 (TAK-531/SHP631), an investigational enzyme replacement therapy for potential treatment of both the central nervous system (CNS) and somatic (body-related) manifestations of Hunter syndrome.

Asklepios Biopharmaceuticals	U.S.	Agreement for multiple research and development collaborations using FVIII Gene Therapy for the treatment of Hemophilia A and B.

BioMarin	U.S.	Agreement for the in-license of enabling technology for the exogenous replacement of iduronate-2-sulfatase with Idursulfase-IT in patients via direct delivery to the CNS for the long-term treatment of Hunter Syndrome in patients with cognitive impairment in order to slow progression of cognitive impairment (TAK-609/SHP609).

GlaxoSmithKline	UK	In-license agreement between GSK and University of Michigan for TAK-620/SHP620 (marabivir) in the treatment of human cytomegalovirus.

Harrington Discovery Institute at University Hospitals in Cleveland, Ohio	U.S.	Collaboration agreement for the advancement of medicines for rare diseases.

IPSEN	France	Agreement for the development of Obizur for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitorsindication in elective or emergency surgery.

KM Biologics	Japan	Agreement for the development collaboration of TAK-755/SHP655 to overcome the ADAMTS13 deficiency, induce clinical remission thus reducing cTTP and aTTP related morbidity and mortality.

Max Planck Institute	Germany	Agreement for the exclusive worldwide license under certain intellectual property to develop and commercialize the licensed products in the field

NanoMedSyn	France	Pre-clinical research collaboration agreement to evaluate a potential enzyme replacement therapy using NanoMedSyn’s proprietary synthetic derivatives named AMFA

Novimmune	Switzerland	Agreement for the exclusive worldwide rights to develop and commercialize an innovative, bi-specific antibody in pre-clinical development for the treatment of hemophilia A

Rani Therapeutics	U.S.	Research collaboration agreement to evaluate a micro tablet pill technology for oral delivery of FVIII therapy in hemophilia

Ultragenyx	U.S.	Collaboration agreement to develop and commercialize therapies for rare genetic diseases.

Xenetic Biosciences	U.S.	Exclusive R & D license agreement for PolyXen delivery technology for hemophilia factors VII, VIII, IX, X.

8

Neuroscience

Partner	Country	Subject
AstraZeneca	UK	Agreement for the joint development and commercialization of MEDI1341, an alpha-synuclein antibody currently in development as a potential treatment for Parkinson’s disease.

Denali Therapeutics	U.S.	A strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s ATV platform for increased exposure of biotherapeutic products in the brain.

Lundbeck	Denmark	Collaboration agreement to develop and commercialize vortioxetine.

Mindstrong Health	U.S.	Agreement to explore development of digital biomarkers for selected mental health conditions, in particular schizophrenia and treatment-resistant depression.

Ovid Therapeutics	U.S.	Agreement for the dDevelopment of TAK-935, an oral CH24H inhibitor for rare pediatric epilepsies. Takeda and Ovid Therapeutics will share in the development and commercialization costs of TAK-935 on a 50/50 basis and, if successful, share in the profits on a 50/50 basis.

StrideBio ‡	U.S.	Collaboration and license agreement to develop in vivo AAV based therapies for Friedreich’s Ataxia (FA) and two additional undisclosed targets.

Wave Life Sciences	U.S.	Research, development and commercial collaboration and multi-program option agreement to develop antisense oligonucleotides for a range of neurological diseases.

‡	Executed since April 1, 2018

Plasma Derived Therapies

Partner	Country	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HyQvia. Ongoing development work for a U.S. pediatric indication to treat primary and secondary immunodeficiencies and a Phase 3 indication in Chronic Inflammatory Demyelinating Polyradiculoneuropathy.

Kamada	Israel	In-license agreement to develop and commercialize Alpha-1 proteinase inhibitor (Glassia) ; Exclusive supply and distribution of Glassia in the U.S., Canada, Australia and New Zealand; Development of protocol for post market commitment trial ongoing.

Vaccines

Partner	Country	Subject
Biological E. Limited	India	Takeda agreed to transfer existing measles and acellular pertussis vaccine bulk production technology to develop low-cost combination vaccines for India, China and low- and middle-income countries.

U.S. Government – The Biomedical Advanced Research and Development Authority (BARDA)	U.S.	Partnership to develop TAK-426, a Zika vaccine candidate, to support the Zika response in the U.S. and affected regions around the world.
Bill & Melinda Gates Foundation	U.S.	Partnership to develop TAK-195, a Sabin-strain Inactivated Polio vaccine (sIPV) candidate, to support polio eradication in developing countries.

Zydus Cadila	India	Partnership to develop TAK-507, a Chikungunya vaccine candidate, to tackle an emerging and neglected infectious disease in the world.

Other / Multiple Therapeutic Area

Partner	Country	Subject
Bridge Medicines	U.S.	Partnership with Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.

Center for iPS Cell Research Application, Kyoto University	Japan	Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neurosciences, oncology and GI as well as discovery efforts in additional areas of compelling iPSC translational science.

HITGen	China	Agreement that HitGen will apply its advanced technology platform, based on DNA-encoded library design, synthesis and screening, to discover novel leads which will be licensed exclusively to Takeda.

HiFiBio	U.S.	Collaboration agreement for functional therapeutics high-throughput antibody discovery platform that enables identification of antibodies for rare events for discovery of therapeutic antibodies for GI & Oncology therapeutic areas.

Isogenica	UK	Agreement for the access to a sdAb platform to generate a toolbox of VHH to various immune cells and targets for pathway validation and pipeline development across Oncology and GI portfolio.

National Cancer Center of Japan	Japan	A partnership to develop basic research to clinical development by promoting exchanges among researchers, physicians, and others engaged in anti-cancer drug discovery and cancer biology research.

Numerate	U.S.	Agreement for joint-discovery programs aimed at identifying clinical candidates for use in Takeda’s core therapeutic areas: oncology, gastroenterology, and central nervous system disorders, which is using its AI-driven platform, from hit finding and expansion through lead design/optimization and ADME toxicity modeling.

Parion	U.S.	Agreement for the exclusive worldwide license granted for the development and commercialization of TAK-759/SHP659 for Dry Eye Disease.

Portal Instruments	U.S.	Agreement for the development and commercialization of Portal’s jet injector drug delivery device for potential use with Takeda’s investigational or approved biologic medicines.

Recursion Pharmaceuticals	U.S.	Agreement to provide pre-clinical candidates for Takeda’s TAK-celerator™ development pipeline.

Schrödinger	U.S.	Agreement for the multi-target research collaboration combining Schrödinger’s in silico platform-driven drug discovery capabilities with Takeda’s deep therapeutic area knowledge and expertise in structural biology.

Seattle Collaboration	U.S.	Agreement for SPRInT (Seattle Partnership for Research on Innovative Therapies) to accelerate the translation of Fred Hutchinson Cancer Research Center’s and University of Washington’s cutting-edge discoveries into treatments for human disease (focusing on Oncology, GI and Neuroscience).

Stanford University	U.S.	Collaboration agreement with Stanford University to form the Stanford Alliance for Innovative Medicines to more effectively develop innovative treatments and therapies.

Tri-Institutional Therapeutics Discovery Institute (Tri-I TDI)	U.S.	Agreement for the collaboration of academic institutions and industry to more effectively develop innovative treatments and therapies.

‡

Executed since April 1, 2018; * List is not inclusive of all Takeda R&D collaborations. Going forward, list will not include partnerships from Takeda Ventures (TVI), Takeda Entrepreneurship Venture Program (EVP), and other select partnerships previously part of this table.

9

Completed Partnerships

Partner	Country	Subject
Gencia LLC	U.S.	Mitochondrial Associated Glucocorticoid Receptors (MAGR) agonists for potential use primarily in hematological and inflammatory diseases.

Mersana	U.S.	The decision to terminate the further development of TAK-522/XMT-1522 was made due to the competitive environment for HER2-targeted therapies.

Prana Biotechnology Ltd.	Australia	Collaboration with Takeda to study ability of Prana’s pbt434, to slow or prevent neurodegeneration of gastrointestinal system.

TiGenix	Belgium	Takeda acquired TiGenix

Keio University, Niigata University, Kyoto University	Japan	The search for and functional analysis of disease-related RNA-binding proteins, that may lead to treatments in the areas such as neuroscience and oncology.

Astellas, Daiichi Sankyo	Japan	Fundamental biomarker data on healthy adult volunteers in order to optimize and accelerate the development of innovative medicines.

∎ Clinical study protocol summaries

Clinical study protocol summaries are disclosed on the English-language web-site (https://takedaclinicaltrials.com/) and clinical study protocol information in the Japanese-language is disclosed on the Japanese-language web-site

(https://www.takeda.com/jp/what-we-do/research-and-development/takeda-clinical-trial-transparency/ ).

We anticipate that this disclosure will assure transparency of information on Takeda’s clinical trials for the benefit of healthcare professionals, their patients and other stakeholders, which we believe will contribute to the appropriate use of Takeda’s products worldwide.

10

Takeda Pharmaceutical Company Limited

Better Health, Brighter Future

News Release

May 14, 2019

Notice Regarding Deviation of Consolidated Results Between the Period Ended March 31, 2019 and the Previous Period

Osaka, Japan, May 14, 2019 - Takeda announces the deviation of net profit attributable to owners of the Company as well as basic earnings per share, between the period ended March 31, 2019 and the previous period, which was not disclosed in the revised consolidated forecast (IFRS) for the period ended March 31, 2019 announced on April 25, 2019.

1.	Deviation in results between the period ended March 31, 2019 and the previous period ended March 31, 2018

						(millions of yen)
	Revenue	Core Earnings	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
FY2017 Results (A)	1,770,531	322,493	241,789	217,205	186,886	239.35 yen
FY2018 Results (B)	2,097,224	459,322	204,969	94,896	109,126	113.50 yen
Difference (B-A)	+326,694	+136,829	-36,821	-122,309	-77,760	-125.85 yen
Percentage Change %	+18.5%	+42.4%	-15.2%	-56.3%	-41.6%	-52.6%
Reference: Previous Forecast*	2,097,000	459,000	205,000	95,000	—	—

*	Announced on April 25, 2019.

2.	Reasons for Deviation

Takeda completed the acquisition of Shire plc (Shire) on January 8, 2019, and has consolidated its results since January 8, 2019 until March 31, 2019. As a result, revenue increased +18.5% compared to last year, and Core Earnings, which excludes effects unrelated to our ongoing operations such as the financial impact of purchase accounting and acquisition related costs, increased significantly by +42.4% compared to last fiscal year.

However, the negative impact of purchase accounting on profit before tax was 185.6 billion JPY with the expense related to the unwinding of inventory fair value adjustment, and amortization of intangible assets for Shire. Also, while the growth of key products and Opex savings absorbed the entire Shire acquisition related costs, the negative effect on profit before tax was 126.3 billion JPY.

Net profit attributable to owners of the Company, which was not included in the revised forecast of consolidated financials announced on April 25 as taxes were still being calculated at the time, decreased 41.6% compared to last fiscal year. Basic earnings per share decreased 52.6% partly due to the shares issued as a consideration for the Shire acquisition.

Please refer to the “Summary of Financial Statement [IFRS] (Consolidated)” announced today for details.

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